UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

WEBSENSE, INC.

(Name of Subject Company)

WEBSENSE, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

947684106

(CUSIP Number of Class of Securities)

Christian Waage

Vice President, General Counsel and Corporate Secretary

Websense, Inc.

10240 Sorrento Valley Road

San Diego, California 92121

(858) 320-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Brandee Fernandez, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any annexes attached hereto, this “Schedule 14D-9”) relates is Websense, Inc., a Delaware corporation (“Websense”). The address of the principal executive offices of Websense is 10240 Sorrento Valley Road, San Diego, California 92121 and its telephone number is (858) 320-8000. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Websense” refer to Websense, Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company. As of May 19, 2013, there were 36,664,755 shares of our common stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Websense, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. Our website is http://www.websense.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on May 28, 2013 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Tomahawk Acquisition, LLC, a Delaware limited liability company (“Parent”), (ii) Tomahawk Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”) and (iii) Vista Equity Partners Fund IV, L.P., an affiliate of each of Parent and Merger Sub (“Vista”). The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.01 per share (sometimes referred to herein as, the “Shares”), of Websense, at a price of $24.75 per Share (the “Offer Price”) net to the seller in cash without interest and less any applicable withholding taxes (the “Per Share Amount”), if any, upon the terms and conditions set forth in the offer to purchase dated May 28, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”

The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Merger Agreement and Plan of Merger, dated as of May 19, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub, and Websense. Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Merger Sub and Websense will merge (the “Merger”), with Websense as the surviving corporation in the Merger continuing as a direct wholly–owned subsidiary of Parent (the “Surviving Corporation”). The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed and is terminated in accordance with the Merger Agreement, and the Merger Agreement is not terminated, the Merger will only be able to be consummated, subject to the terms and conditions of the Merger Agreement, after the stockholders of Websense have adopted the Merger Agreement at a special meeting of stockholders. As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Merger Sub or Websense (or held in its treasury), any subsidiary of Parent or Websense, or by any stockholder of Websense who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the effective time of the Merger (the “Effective Time”) be converted into the right to receive the Per Share Amount (the “Merger Consideration”). As a result of the Merger, Websense will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions”.

The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Offer to Purchase, the principal office address of each of Parent, Merger Sub and Vista is 150 California Street, 19th Floor, San Francisco, California 94111. The telephone number at the principal office is (415) 765-6500.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of Websense attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Websense or any of its affiliates, on the one hand, and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to our stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Merger Sub’s right pursuant to the Merger Agreement to designate persons to the board of directors of Websense following the time at which Merger Sub accepts all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”).

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a)	Arrangements between Websense and its Executive Officers, Directors and Affiliates.

Our executive officers and members of our board of directors may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. These interests may create potential conflicts of interest. Our board of directors was aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•

the cancelation of vested and unvested Company stock options (the “Stock Options”) outstanding immediately prior to the earlier to occur of the consummation of the Offer and the Effective Time (such earlier time, the “Acceleration Time”) and the conversion of such Stock Options into the right to receive a cash payment equal to (i) the excess, if any, of the Offer Price over the exercise price per share of such Stock Option, multiplied by (ii) the total number of Shares then issuable upon exercise in full of such Stock Option, without interest and less any required withholding taxes;

•

the accelerated vesting of Company restricted stock unit awards (the “RSUs”) outstanding immediately prior to the Acceleration Time and the cancelation of such awards in exchange for a cash payment equal to the Offer Price for each Share subject to the award;

•

the receipt of certain payments and benefits under certain executive officers’ executive employment agreements upon certain types of terminations of employment that occur before or following the Acceleration Time; and

•	the entitlement to the indemnification and exculpation benefits in favor of directors and officers of Websense.

For further information with respect to the arrangements between Websense and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings “Security Ownership of Management and Certain Beneficial Owners,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “Grants of Plan-Based Awards in 2012 Fiscal Year,” “Executive Employment Agreements,” “Outstanding Equity Awards at 2012 Fiscal Year-End,” “Potential Payments Upon Termination or Change in Control,” and “Director Compensation.”

Outstanding Shares held by Directors and Executive Officers

If the executive officers and directors of Websense who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Websense. As of May 19, 2013, the executive officers and directors of Websense beneficially owned, in the aggregate, 305,765 Shares, excluding Shares issuable upon the exercise of Stock Options or the vesting of RSUs.

The following table sets forth the number of Shares beneficially owned as of May 19, 2013 by each of our executive officers and directors, excluding Shares issuable upon the exercise of Stock Options or the vesting of RSUs, and the aggregate Merger Consideration that would be payable for such Shares.

Name	Number of Shares Owned	Cash Value of Shares Owned
Executive Officers
John McCormack , CEO	25,984	$643,104
Michael A. Newman, EVP, CFO	26,265	$650,059
Didier Guibal, EVP, Worldwide Sales	52,325	$1,295,044
Russ Dietz, EVP, CTO	—	$—
Christian Waage, VP, General Counsel	1,221	$30,220

Directors
John B. Carrington, Chairman of the Board	40,857	$1,011,211
Charles M. Boesenberg, Director	—	$—
Bruce T. Coleman, Director	79,495	$1,967,501
John F. Schaefer, Director	61,857	$1,530,961
Mark S. St.Clare, Director	7,857	$194,461
Gary E. Sutton , Director	4,047	$100,163
Peter C. Waller, Director	5,857	$144,961

All of our current directors and executive officers as a group (12 persons)	305,765	$7,567,685

Treatment of Stock Options

Pursuant to the Merger Agreement, each Stock Option outstanding immediately prior to the Acceleration Time, whether vested or unvested, will be cancelled as of immediately prior to the Acceleration Time and converted into the right to receive a cash payment equal to (i) the excess, if any, of the Offer Price over the exercise price per Share of such Stock Option, multiplied by (ii) the total number of Shares then issuable upon exercise in full of such Stock Option, without interest and less any required withholding taxes. The cash payments with respect to Stock Options will be delivered promptly after the Acceleration Time (but in no event later than the second payroll date after the Acceleration Time).

The table below sets forth, for each of our executive officers and directors holding Stock Options with exercise prices below the Offer Price as of May 19, 2013, (a) the aggregate number of Shares subject to such Stock Options and (b) the value of amounts payable in respect of such Stock Options on a pre-tax basis at the Acceleration Time, calculated by multiplying (i) the excess of the Offer Price over the respective per share exercise prices of the Stock Options by (ii) the number of Shares subject to those Stock Options. Since March 30, 2013 (the period commencing 60 days prior to the filing of this Schedule 14D-9), certain of our executive officers and directors have exercised their Stock Options and have sold Shares received upon exercise of such Stock Options. A list of the transactions involving the sale of Shares received upon the exercise of Stock Options is set forth in “Item 6. Interest in Securities of the Subject Company” below. Our executive officers and directors may continue to exercise their Stock Options and may sell some or all of the Shares received upon such exercise prior to the Acceleration Time.

	Vested Options			Unvested Options
Name	Number of Shares Underlying Vested Options	Weighted Average Exercise Price Per Share	Cash Spread Value from Vested Options	Number of Shares Underlying Unvested Options	Weighted- Average Exercise Price Per Share	Cash Spread Value from Unvested Options	Total Option Cash Spread Value
John McCormack	477,500	$18.63	$2,920,738	332,500	$15.32	$3,135,963	$6,056,701
Michael A. Newman	209,593	$20.27	$938,323	151,407	$16.98	$1,175,684	$2,114,007
Didier Guibal	112,500	$15.23	$1,070,531	107,500	$15.69	$973,569	$2,044,100
Russ Dietz	—	$—	$—	225,000	$13.96	$2,427,750	$2,427,750
Christian Waage	—	$—	$—	96,000	$14.92	$943,440	$943,440
John B. Carrington(1)	217,110	$20.55	$911,285	—	$—	$—	$911,285
Charles M. Boesenberg(2)	104,279	$14.63	$1,055,303	—	$—	$—	$1,055,303
Bruce T. Coleman(1)	76,500	$19.07	$434,610	—	$—	$—	$434,610
John F. Schaefer(1)	76,500	$19.07	$434,610	—	$—	$—	$434,610
Mark St.Clare(1)	71,500	$19.80	$354,110	—	$—	$—	$354,110
Gary E. Sutton(1)	71,500	$19.80	$354,110	—	$—	$—	$354,110
Peter C. Waller(1)	73,500	$19.49	$386,310	—	$—	$—	$386,310
All of our current directors and executive officers as a group (12 persons)(3)	1,490,482		$8,859,930	912,407		$8,656,406	$17,516,336

(1)	Includes 917 unvested shares underlying Stock Options that are early exercisable and therefore subject to certain rights of repurchase by the Company. The Company’s right of repurchase will lapse in full immediately before the Acceleration Time.
(2)	Includes 101,712 unvested shares underlying Stock Options that are early exercisable and therefore subject to certain rights of repurchase by the Company. The Company’s right of repurchase will lapse in full immediately before the Acceleration Time.
(3)	Includes 107,214 unvested shares underlying Stock Options that are early exercisable and therefore subject to certain rights of repurchase by the Company. The Company’s right of repurchase will lapse in full immediately before the Acceleration Time.

Treatment of Restricted Stock Units

Each outstanding RSU will become fully vested immediately prior to the Acceleration Time and will be cancelled and converted into the right to receive a cash payment equal to the product of (i) the total number of Shares subject to such RSU immediately prior to the Acceleration Time (assuming any unearned performance-based RSU will be settled for the maximum number of shares subject to each such RSU) and (ii) the Offer Price, without interest and less any required withholding taxes. Shares underlying RSUs that are subject to performance-based vesting conditions will become fully vested at the maximum performance level immediately prior to the Acceleration Time. The cash payment with respect to RSUs will be delivered promptly after the Acceleration Time (but in no event later than the second payroll date after the Acceleration Time).

The table below sets forth, for each of our executive officers and directors holding RSUs as of May 19, 2013, (a) the aggregate number of Shares subject to such awards that are or will become fully vested immediately prior to the Acceleration Time (in the manner described above) and (b) the value of amounts payable in respect of such awards on a pre-tax basis at the Acceleration Time, calculated by multiplying (i) the Offer Price by (ii) the number of Shares subject to those awards.

	Vested RSUs		Unvested RSUs
Name	Number of Shares Underlying Vested and Unreleased RSUs	Value from Vested RSUs	Number of Shares Underlying Unvested RSUs	Value from Unvested RSUs	Total Value from RSUs
John McCormack	—	$0	156,450	$3,870,573	$3,870,573
Michael A. Newman	—	$0	97,629	$2,415,341	$2,415,341
Didier Guibal	—	$0	61,713	$1,526,780	$1,526,780
Russ Dietz	—	$0	10,000	$247,400	$247,400
Christian Waage	—	$0	8,750	$216,475	$216,475
John B. Carrington	1,972	$48,787	180	$4,453	$53,240
Charles M. Boesenberg	501	$12,395	336	$8,313	$20,708
Bruce T. Coleman	1,972	$48,787	180	$4,453	$53,240
John F. Schaefer	1,972	$48,787	180	$4,453	$53,240
Mark St.Clare	1,972	$48,787	180	$4,453	$53,240
Gary E. Sutton	1,972	$48,787	180	$4,453	$53,240
Peter C. Waller	1,972	$48,787	180	$4,453	$53,240
All of our current directors and executive officers as a group (12 persons)	12,333	$305,117	335,958	$8,311,600	$8,616,717

Employee Stock Purchase Plan

The Company suspended the commencement of any new offering periods under our Employee Stock Purchase Plan (the “ESPP”), effective after May 19, 2013, unless and until the Merger Agreement is terminated. Prior to the Acceleration Time, Websense shall take all actions necessary to (i) terminate the ESPP, and (ii) treat the last business day prior to the Acceleration Time as the last day of the offering period then underway (the “Final Investment Date”) and by treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP.

Employment Arrangements

We have an Officer Change in Control Severance Benefit Plan (the “Severance Plan”) with individual participation agreements for officers under the Severance Plan. Websense has previously entered into employment agreements with John McCormack, our Chief Executive Officer, Michael Newman, our Executive Vice President, Chief Financial Officer, Didier Guibal, our Executive Vice President, Worldwide Sales, Russ Dietz, our Executive Vice President, Chief Technology Officer, and Christian Waage, our Vice President, General Counsel, and Corporate Secretary.

Severance Plan

Under the Severance Plan, participants are entitled to receive “double-trigger” severance benefits if the participant’s employment with Websense is involuntarily terminated without cause (as defined in the Severance Plan) or the participant voluntarily resigns with good reason (as defined in each individual’s participation agreement) (a “Covered Termination”), during the period beginning two months prior to the Acceleration Time and ending 18 months following the Acceleration Time (the “Coverage Period”). Certain participants are also eligible for severance benefits in the event the participant is involuntarily terminated without Cause or resigns for Good Reason outside the Coverage Period.

Certain of the participants are parties to employment agreements or may be entitled to certain statutory protections of the laws of their respective country. To the extent the severance benefits in a participant’s individual employment agreement or statutory protection is greater than those provided under the Severance Plan and participation agreement, then the participant will be entitled to receive, without duplication, the greater severance benefits under the participant’s employment agreement or statutory protection, as well as any additional benefits provided under the Severance Plan not otherwise available to the participant. None of our named executive officers have employment agreements which provide severance benefits greater than those provided under the Severance Plan and participation agreement under a change in control. In order to receive benefits under the Severance Plan, the participant must meet certain criteria set forth in the individual’s participation agreement, including the execution of a general waiver and release. A participant’s right to benefits terminates if the participant violates any material proprietary information, non-disparagement, confidentiality or non-solicitation obligation.

We have provided different severance benefits to three tiers of officers as set forth in each individual’s participation agreement. All of our named executive officers with the exception of Mr. Waage have entered into “Tier 1” participation agreements (“Tier 1 participants”). Mr. Waage has entered into a “Tier 2” participation agreement (“Tier 2 participants”). The severance benefits for Tier 1 participants and Tier 2 participants under the Severance Plan are set forth below.

Tier 1 participants. Tier 1 participants are entitled to the following benefits in the event of a Covered Termination during the Coverage Period: (i) a lump sum payment equal to 24 months of the Tier 1 participant’s base salary in effect immediately prior to the Covered Termination; (ii) a lump sum additional amount equal to the greatest of (a) the average of the last three annual bonuses paid to the Tier 1 participant, (b) the last annual bonus paid to the Tier 1 participant, (c) the average of the last three annual bonuses paid prior to the Change in Control to the Tier 1 participant, (d) the last annual bonus paid prior to the Change in Control to the Tier 1 participant, or (e) the last annual target bonus for the Tier 1 participant; (iii) the full acceleration of vesting on all equity awards and a 12 month extension of the Tier 1 participant’s option exercise period (but not beyond the original maximum term of the equity awards); and (iv) the payment of COBRA premiums until the earliest of (x) 18 months from employment termination, (y) the expiration of continued coverage under COBRA for the Tier 1 participant or (z) the date the Tier 1 participant is eligible for coverage from a subsequent employer. In addition, if the amounts payable to the Tier 1 participant under the Severance Plan and participation agreement or any other arrangement in connection with a Change in Control exceed the safe harbor for parachute payments by 10% or more under federal tax law, the Tier 1 participant would be entitled to an additional “gross-up” payment for the payment of all of the excise taxes payable on these benefits as well as income and employment taxes imposed on the excise taxes and gross-up payments. If the amounts payable to the Tier 1 participant are less than 10% in excess of the safe harbor for parachute payments, then the amounts payable to the Tier 1 participant would be reduced by an amount necessary to qualify the payments for the safe harbor and no gross-up payment would be made. In the event of a Covered Termination outside of the Coverage Period, the Tier 1 participant will be entitled to a cash severance payment equal to six months of the Tier 1 participant’s base salary, and none of the other benefits described in this paragraph.

Tier 2 participants. In the event of a Covered Termination during the Coverage Period, Tier 2 participants are entitled to a lump sum payment equal to 12 months of the Tier 2 participant’s base salary in effect immediately prior to the Covered Termination, the full acceleration of vesting on all equity awards, and a 12 month extension of the Tier 2 participant’s option exercise period (but not beyond the original maximum term of the equity awards). Tier 2 participants are not entitled to additional gross-up payments related to excise taxes payable on these benefits or severance payments for termination of employment outside of the Coverage Period.

John McCormack Employment Arrangement

In connection with Mr. McCormack’s promotion from President to CEO effective January 13, 2013, we entered into an employment agreement with Mr. McCormack, dated as of January 10, 2013, detailing the terms of his employment as CEO. The employment agreement is for at-will employment without a set term and supersedes all prior employment agreements, including the employment agreement dated July 5, 2006 between us and Mr. McCormack. Pursuant to his new employment agreement, if Mr. McCormack’s employment is terminated without cause or if Mr. McCormack terminates his employment with us for good reason, Mr. McCormack is entitled to the severance payable to Mr. McCormack as a Tier 1 participant under the Severance Plan; provided, however, that if his Covered Termination occurs outside the Coverage Period, he will receive: (i) severance pay in the form of his annual base salary and annual target bonus in effect as of the date of such termination or resignation paid in twelve (12) equal monthly installments, less standard deductions and withholdings and (ii) continued payment of the health insurance premium paid on his behalf by us until he and his covered dependents obtain alternative health insurance coverage, up to a maximum of twelve (12) months in lieu of severance that would have otherwise been payable under the Severance Plan.

Employment Arrangements with Other Named Executive Officers

Each of our other named executive officers is party to an employment agreement with us detailing the terms of such named executive officer’s employment with us. The employment agreements are for at-will employment without a set term.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the Acceleration Time occurred on June 30, 2013 and the employment of the executive was terminated without cause or by the executive for good reason on such date. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the narrative that follows the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Websense and its Executive Officers, Directors and Affiliates” above.

Name	Cash Payment(1)	Additional Payment(2)	COBRA(3)	Value of Equity(4)	Gross-Up Payments(5)	Total
John McCormack, CEO	$1,050,000	$525,000	$36,663	$7,006,536	$2,004,617	$10,622,816
Michael A. Newman, EVP, CFO	$788,200	$295,575	$29,923	$3,591,026	$1,024,271	$5,728,995
Didier Guibal, EVP, Worldwide Sales	$666,600	$333,300	$0	$2,500,348	$0	$3,500,248
Russ Dietz, EVP, CTO	$650,000	$243,750	$36,663	$2,675,150	$774,181	$4,379,744
Christian Waage, VP, General Counsel	$309,000	$0	$0	$1,159,915	$0	$1,468,915

(1)	Represents 24 months of additional salary based on the salary in effect as of May 19, 2013 for Messrs. McCormack, Newman, Guibal and Dietz. Represents 12 months of additional salary based on the salary in effect as of May 19, 2013 for Mr. Waage.
(2)	The Additional Payment represents the last annual target bonus for Tier 1 participants.
(3)	Estimated amount of premiums for continued coverage under Websense’s group health plans for 18 months for Tier 1 participants. Mr. Guibal declines health plan coverage from Websense.
(4)	The amount listed in the column represents, as of May 19, 2013, the sum of (i) amounts payable for unvested shares subject to Stock Options on a pre-tax basis at the Acceleration Time, calculated by multiplying (a) the excess, if any, of the Offer Price over the respective per share exercise prices of the Stock Options by (b) the number of unvested shares subject to those Stock Options and (ii) amounts payable for unvested shares subject to RSUs on a pre-tax basis that will become fully vested immediately prior to the Acceleration Time, calculated by multiplying (a) the Offer Price by (b) the number of unvested shares subject to those RSUs.

(5)	Assumes the change in control benefits equal the total benefits in the table based upon the underlying assumptions noted in footnotes (1) through (4) above and that change in control occurred as of June 30, 2013. Only Tier 1 participants are eligible for gross-up payments related to excise taxes payable on severance benefits.

Employee Benefits

For a period of one year following the Effective Time, with respect to employees of Websense or its subsidiaries immediately before the Effective Time who remain employed during such one year period, Parent will provide, or will cause to be provided, base salary and base wages, short-term cash incentive compensation opportunities and benefits (excluding equity based compensation) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities and benefits (excluding equity based compensation provided to such employees immediately prior to the execution of the Merger Agreement).

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 between Websense and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Websense, on the one hand, and Parent, Merger Sub, any of their affiliates or Websense, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Websense entering into any such agreement, arrangement or understanding.

It is possible that certain members of our current management team will enter into new employment arrangements with the Surviving Corporation after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of Merger Sub or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Director Compensation

We reimburse non-employee directors for reasonable costs and expenses incurred in attending board meetings. Each non-employee director receives annual compensation consisting of an annual retainer of $30,000. In addition, the Chairman of our board receives an annual retainer of $25,000, the Lead Independent Director receives an annual retainer of $7,500, the chair of the Audit Committee receives an annual retainer of $15,000, the chair of the Compensation Committee receives an annual retainer of $10,000 and the Nominating and Corporate Governance Committee chair receives an annual retainer of $7,000. Each Audit Committee member also receives an annual retainer of $5,000. In addition, members of our board of directors receive meeting fees of $3,000 for participation in any in-person board meeting and $1,000 for participation in any in-person committee meeting or any telephonic meeting.

On the date of each annual meeting of our stockholders, each non-employee director also receives a nonqualified Stock Option to purchase 11,000 shares of our common stock and an RSU award covering $40,000 of our common stock, with the number of shares of our common stock underlying the RSU award equal to the quotient of $40,000 divided by the closing price of our common stock on the date of the annual award. The shares subject to both the Stock Options and the RSUs shall vest, and any repurchase right, shall lapse, in a series of 12 successive equal monthly installments upon the individual’s completion of each month of service as a board member measured from the annual award date. As of May 19, 2013, 1,416 shares of our common stock underlying RSU awards and 107,214 shares of our common stock underlying Stock Options held by our directors remained unvested. The unvested shares underlying Stock Options held by our directors are early exercisable and therefore subject to certain rights of repurchase by Websense. The next annual meeting of our stockholders is scheduled for June 12, 2013.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that all existing rights to indemnification that the present directors and officers of the Company and our subsidiaries are entitled to that are contained in the organizational documents of the Company or the organizational documents of any of our subsidiaries as in effect as of May 19, 2013, or as provided in any indemnification agreement between the Company or our subsidiaries and any such person as in effect as of May 19, 2013, will survive the Merger and will be observed by the Surviving Corporation to the fullest extent permitted by Delaware law for a period of six years from the Effective Time.

In addition, the Merger Agreement provides that Parent and the Surviving Corporation will indemnify and hold harmless each director or officer of the Company or any of our subsidiaries against any losses, claims, damages, liabilities, fees, expenses, judgments or fines in connection with any threatened or actual action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation based on, or arising out of, in whole or in part, the fact that such director or officer is or was a director or officer of the Company or any of our subsidiaries or any of their respective predecessors. The Merger Agreement also provides that Parent and the Surviving Corporation will also advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by such directors and officers in connection with matters for which such directors and officers are eligible to be indemnified pursuant to the Merger Agreement (to the extent permitted by applicable law).

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will maintain in effect the Company’s current insurance coverage with respect to the Company’s directors and officers. Alternatively, the Company may, prior to the Effective Time, purchase a tail policy to the Company’s current policy of directors’ and officers’ liability insurance for a period of six years from the Effective Time. If the tail policy is not purchased, the cost of such insurance coverage to be maintained by the Surviving Corporation will not exceed 250% of the annual premium currently paid by the Company for such insurance and, if the premium for such insurance coverage would exceed such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy or policies with the greatest coverage available for a cost equal to such amount.

Representation on the Board of Directors

Upon the Acceptance Time and all times thereafter, Merger Sub has the right to elect or designate a certain number of directors (the “Merger Sub Designees”) to our board of directors. The Merger Agreement also provides that in the event that the Merger Sub Designees are elected or designated to the board of directors of Merger Sub, then, until the Effective Time, our board of directors shall have at least three directors who are directors on or prior to the date of the Merger Agreement and not officers, directors, or employees of Parent or Merger Sub or any of their Affiliates each of whom shall be an “independent director” as defined by NASDAQ Stock Market Rule 5605(a)(2) and eligible to serve on our audit committee under the Exchange Act and rules and regulations of NASDAQ, and at least one of whom shall be an “audit committee financial expert” as defined in Items 407(d)(5)(ii) and (iii) of Regulation S-K.

The foregoing summary concerning representation on the board of directors of Websense does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)	Arrangements with Merger Sub and Parent and their Affiliates.

Merger Agreement

On May 19, 2013, Websense, Parent and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Schedule TO and the description of the Conditions of the Offer contained in Section 15 of the Schedule TO are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Websense. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Websense, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

Equity Financing

Parent has received an equity commitment letter from Vista (the “Equity Commitment Letter”), pursuant to which Vista has committed to contribute to Parent an amount equal to $500 million (subject to adjustment as set forth in the Equity Commitment Letter) in cash in immediately available funds for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Offer Price and/or Merger Consideration, as applicable, pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement, including fees and expenses directly related to the debt financing required to be paid by Parent, Merger Sub and the Surviving Corporation. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended, restated, supplemented or otherwise modified from time to time, as the “Equity Financing.” The funding of the Equity Financing is subject to (i) the satisfaction, or waiver by Parent and Merger Sub, of all conditions of the Offer or the Merger, as applicable, (ii) the funding (or contemporaneous funding) of the debt financing pursuant to the terms and conditions of the debt commitment letter in favor of Parent dated May 19, 2013 (the “Debt Commitment Letter”) or any alternative financing that Parent and Merger Sub are required to accept from alternative sources pursuant to the Merger Agreement, and (iii) the contemporaneous consummation of the acquisition of the Shares tendered in the Offer at the closing of the Offer, if the closing of the Offer shall occur, and the Merger (regardless of whether the closing of the Offer occurs). The Company is a third-party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which include the right of Websense to seek and obtain specific performance to cause Parent and Merger Sub to cause, or to directly cause, Vista to fund the Equity Financing in accordance with the terms of the Equity Commitment Letter and the Merger Agreement. Concurrently with the execution and delivery of the Equity Commitment Letter, Vista executed and delivered to Websense a limited guarantee in favor of Websense in respect of certain of Parent’s and Merger Sub’s liabilities and obligations under the Merger Agreement (which we refer to as the “Limited Guarantee”), provided that in no event will Vista incur obligations totaling more than $68.9 million in the aggregate (plus the amount of any reimbursement or indemnification obligations payable pursuant to the Merger Agreement) under the Limited Guarantee.

Vista’s obligation to fund its equity commitment will expire upon the earliest to occur of (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the date on which any claim is brought by Websense under, or any legal proceeding is brought by Websense with respect to, the Limited Guarantee, Vista or certain affiliates of Vista (other than in respect of certain obligations guaranteed as set forth in the Limited Guarantee or a claim for specific performance under and in accordance with the terms of the Equity Commitment Letter) or (iv) the date on which any other claim is brought under, or legal proceeding is initiated against Vista or any affiliate thereof in connection with the Equity Commitment Letter, the Limited Guarantee, the Merger Agreement or any transaction contemplated thereby or otherwise relating thereto (with the exception of certain claims related to the merger or the equity funding or under the Limited Guarantee, all as specified in the Limited Guarantee).

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference, and the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

Confidentiality Agreement

On April 8, 2013, Vista Equity Partners III, LLC (“VEP”), an affiliate of Parent and Merger Sub, and Websense entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, VEP agreed that, subject to certain exceptions, any non-public information regarding Websense and its subsidiaries or affiliates furnished to VEP or to its representatives for the purposes of evaluating a potential transaction between the parties would, for a period of two years from the date of the Confidentiality Agreement, be kept confidential, except as provided in the Confidentiality Agreement. Additionally, VEP further agreed that, subject to certain exceptions, VEP would not solicit for employment any employee of Websense for a period of one year from the date of the Confidentiality Agreement. VEP also agreed, among other things, to certain “standstill” provisions which prohibit VEP and its representatives from taking certain actions involving or with respect to Websense (except that VEP may submit a private proposal to us) for a period ending on the one year anniversary of the date of the Confidentiality Agreement.

This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO, and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

On May 19, 2013, our board of directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, Websense and its stockholders, (ii) approved the execution, delivery and performance by Websense of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) authorized and approved the Top-Up and the issuance of the Top-Up Shares (as defined below), and (iv) resolved to recommend that the stockholders of Websense tender their Shares to Parent pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

Accordingly, and for other reasons described in more detail below, our board of directors unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and, if applicable, that holders of Shares adopt the Merger Agreement and approve the Merger.

(i)	Background of Offer and Merger

We are a global provider of unified Web, email, mobile and data security solutions designed to protect an organization’s data and users from external and internal threats, including modern cyber-threats, advanced malware attacks, information leaks, legal liability and productivity loss. Our customers deploy our subscription software solutions on standard servers or other information technology hardware, including our optimized appliances, as a software-as-a-service (otherwise referred to as cloud-based or “Cloud” service) offering, or in a hybrid hardware/Cloud configuration.

Our senior management and our board of directors (sometimes referred to as the “board”) regularly review our strategic plan and consider alternatives for increasing our billings growth rates, improving our billings operating margins and enhancing stockholder value. As part of the strategic planning process, beginning in the fourth quarter of 2012, we made a substantial investment in expanding our global internal sales organization in order to accelerate the growth of our TRITON business in the face of our declining billings from our commoditized web filtering business. On January 13, 2013, we announced the retirement of our former chief executive officer and the appointment of John McCormack as our chief executive officer. In the first quarter of 2013, we also announced a new strategic relationship with F5 intended to create new market opportunities for inserting our products into IT ecosystems, announced a new go-to-market strategy to demonstrate the competitive strength of our products and announced our new product strategy.

In 2011, we retained an investment bank to conduct a process to determine the value of Websense to potential buyers, including the potential sale of the Company. In the course of that process, we entered into confidentiality agreements with approximately twenty parties, including nine strategic parties and eleven financial sponsors, including Vista (some of which, but not Vista, own portfolio companies, that would make them strategic investors), and provided confidential information to potential buyers. None of the strategic parties made a proposal to acquire the Company and the few proposals received from financial parties were not compelling proposals. Accordingly, our board of directors terminated the process.

On March 1, 2013, our board of directors held a special meeting with management and outside counsel to review a director nomination from a stockholder. During the meeting, management reviewed the terms of a possible engagement letter with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) with respect to defensive strategies, including strategic responses or any resulting sale of Websense. Our board reviewed BofA Merrill Lynch’s credentials, including its expertise in advising companies in potential sale transactions and its relevant industry knowledge and authorized the retention of BofA Merrill Lynch in accordance with the engagement terms outlined during the meeting should the Company need to engage a financial advisor. Effective April 1, 2013, BofA Merrill Lynch was engaged as financial advisor to Websense.

Beginning in early March 2013, senior management began to receive calls from private equity fund sponsors who requested introductory meetings to discuss a potential acquisition of Websense. None of these requests or subsequent meetings was initiated by management and management did not have any arrangements or understandings with any private equity fund sponsors or any other parties to pursue a management buyout of Websense.

On March 28 and April 1, 2013, three private equity funds (Fund A, Fund B, and Fund C) submitted unsolicited preliminary indications of interest to us regarding a potential acquisition. Fund A, Fund B, and Fund C provided us with indicative price ranges from $18.50 to $20 per share. At the time these proposals were submitted our common stock was trading at approximately $15 per share and our common stock traded from a high of $16.42 per share to a low of $12.83 per share from the beginning of the fourth quarter 2012 until the end of the first quarter of 2013. On April 1, 2013, Vista called us and sent a follow-up email to introduce itself, register its interest in the Company and note that Vista was interested in participating in any sale process that we may undertake in the future. In addition, Vista requested an in-person introductory meeting in the near future.

Our board of directors met on April 2, 2013 to consider the unsolicited proposals from Fund A, Fund B and Fund C and our strategic alternatives. Our management and our legal advisor, Cooley LLP (“Cooley”), participated in the meeting. The board acknowledged the planned review of the Company’s long-term strategic plan at the regular meeting of our board on April 17 and 18, 2013 including management’s plan for addressing billings growth challenges. Cooley reviewed fiduciary duty considerations in the context of the consideration of unsolicited proposals to acquire the Company. Our board of directors reviewed strategic alternatives, including remaining independent and executing on the standalone management plan, pursuing inorganic growth through targeted acquisitions, returning additional capital to the stockholders or selling the Company. Our board and management also discussed the possibility of contacting potential strategic buyers. In light of the fact that Websense engaged in a thorough marketing process that involved potential strategic buyers in 2011 that did not result in Websense receiving any acquisition proposals from strategic parties, the disruptive effect of the prior discussions on the organization, the potential risks of sharing competitively sensitive information and the fact that Websense did not receive any inbound proposals from strategic buyers between the end of the process in 2011 and March 2013, our board determined that any outreach to potential strategic parties should be deferred until later in any process that may develop. After discussions, our board authorized BofA Merrill Lynch to invite a limited number of qualified financial sponsors who had previously contacted the Company expressing interest (some of whom own portfolio companies with potential synergies) to meet with management under non-disclosure agreements and share additional due diligence material to assess valuation, while preserving the right for our board to consider all strategic alternatives, including terminating any potential sale process.

On April 2, 2013, we responded to Vista indicating that management was not able to meet in person, but that management would be willing to have an introductory telephone call with Vista on April 3, 2013.

On April 2 and April 3, 2013, our management participated in telephone calls and in-person meetings with various financial sponsors, including Fund D, Fund E and Fund F, during which the parties discussed the financial sponsors’ interest in acquiring Websense. We informed each of these financial sponsors that the Company had retained BofA Merrill Lynch as its financial advisor and that BofA Merrill Lynch would be in touch to discuss next steps.

On April 3, 2013, Vista participated in a telephone call with our management. During this telephone call, Vista and management discussed Vista’s interest in participating in any process in the event Websense were to explore strategic alternatives including a sale of the Company. We indicated that we appreciated Vista’s interest and that the Company or its advisors would be in touch to discuss next steps in the event we decided to move forward with a potential evaluation of strategic alternatives. Vista and our management did not discuss specific terms regarding management’s post-closing employment arrangements during such call or at any other time thereafter. Later that day, at the direction of our board of directors, a representative of our financial advisor, BofA Merrill Lynch, sent an email to Vista requesting a conference call on April 4, 2013.

On April 4 and April 5, 2013, at the direction of our board of directors, BofA Merrill Lynch contacted eight financial sponsors, including Vista, Fund A, Fund B, Fund C, Fund D, Fund E, Fund F and Fund G, and all eight financial sponsors subsequently entered into confidentiality agreements (except for one sponsor who was already a party to an existing confidentiality agreement in connection with an unsolicited proposal submitted to the Company in April 2012 (the “Existing CDA”)), which agreements contained “standstill” provisions prohibiting the sponsors and their representatives from taking certain actions involving or with respect to Websense (except that each sponsor may submit a private proposal to us, other than in the case of the Existing CDA, which does not permit such a private proposal, but provides, instead, that the “standstill” provision would cease to apply in the event a third- party makes a public announcement of its intent to acquire Websense through a tender or exchange offer). The standstill terms were intended to cause each participant to propose its best price in the strategic review process and also to ensure that the board would be fully informed as to any potential interest on the part of each participant, including after the announcement of a definitive agreement with another party.

On April 4, 2013, at the direction of our board of directors, representatives of BofA Merrill Lynch and Vista participated in a conference call. Representatives of BofA Merrill Lynch informed Vista that it had been engaged by the Company in connection with the Company’s exploration of strategic alternatives, including a potential sale of the Company. Representatives of BofA Merrill Lynch indicated that the Company would be inviting other parties, in addition to Vista, to participate in a process and to attend management presentations that would provide potential bidders with information about the Company. Representatives of BofA Merrill Lynch and Vista then discussed scheduling an in-person management presentation the week of April 8th. Representatives of BofA Merrill Lynch further indicated that it would provide Vista with a draft confidentiality agreement. Representatives of BofA Merrill Lynch mentioned that, under the terms of the confidentiality agreement, Vista would not be permitted to contact potential debt financing providers without the prior written consent of the Company prior to the April 29th due date for initial indications of interest in a potential transaction. On April 8, 2013, Vista entered into a confidentiality agreement with the Company.

Over the next two weeks, our management, with assistance from representatives of BofA Merrill Lynch, conducted extensive in-person management presentations with each of the financial sponsors, including Vista and its representatives, who attended an in-person management presentation on April 10, 2013.

On April 16, 2013, representatives of Vista had a telephone conference with Websense representatives and representatives of BofA Merrill Lynch to discuss Vista’s questions on supplemental financial information provided by Websense following the management presentation.

On April 17, 2013, our board of directors held a regularly scheduled meeting to review our three-year strategic plan for operating as an independent public company. At that meeting, our management presented, and our board reviewed, the management plan, including the April projections described under “Item 3(iii). Financial Projections”, management’s proposed initiatives for improving billings growth rates, including potential product additions and a potential acquisition, and the execution and other risks and uncertainties in the plan.

On April 18, 2013, our board of directors continued its regular quarterly meeting. During the meeting, our board of directors reviewed billings and results of operations during the first quarter of 2013, the sales pipeline and prospects for the upcoming quarters and the proposed guidance for the second quarter and for the 2013 fiscal year. Our board also received updates and presentations on the annual sales kickoff in the first quarter, the early results from the expansion in internal sales coverage and an update on the Company’s new marketing initiatives. Prior to BofA Merrill representatives joining the meeting, Cooley advised our board on fiduciary duty considerations and discussed the fact that BofA Merrill Lynch likely has provided debt financing to all of the financial sponsors that would be participating in the process but that BofA Merrill Lynch would not be providing new acquisition financing for purposes of acquiring the Company or M&A financial advisory services in connection with a potential sale of the Company to any third-parties participating in our strategic review process. Following a discussion, our board agreed that BofA Merrill Lynch’s relationships with the financial sponsors would not adversely affect BofA Merrill Lynch’s services to our board or impact BofA Merrill Lynch’s ability to provide independent advice. Later in the meeting, representatives of BofA Merrill Lynch reviewed with our board of directors its preliminary financial analysis of Websense. After the representatives of BofA Merrill Lynch left the meeting, our board discussed strategic alternatives, including having the Company remain an independent public company, seeking inorganic billings growth through acquisitions and increasing the return of capital to stockholders through increased stock repurchases or other means. Our board of directors also discussed the risks attendant in remaining an independent public company, including the risks of failing to achieve the billings growth rates reflected in the management case financial projections, in light of historic performance and execution and other risks. At this meeting, our board of directors also held an executive session where it continued discussions of the management plan and the strategic review process. Following the review of strategic alternatives, the board agreed that the Company should solicit preliminary indications of interest from the financial sponsors discussing possible acquisition transactions.

Between April 20, 2013 and April 22, 2013, at the direction of our board of directors, BofA Merrill Lynch distributed first round bid process letters to Fund A, Fund B, Fund C, Fund D, Fund E, Fund F, Fund G, and Vista, describing a potential sale of the Company following a bid process and timetable, including that initial indications of interest should be delivered by April 29, 2013.

No bidders other than Vista requested due diligence meetings with the Company prior to April 29, 2013.

On April 20, 2013, John McCormack, the chief executive officer of the Company, met with Martin Taylor, a principal of Vista. At the meeting, Mr. McCormack and Mr. Taylor discussed the Company’s technology and product roadmap and the Company’s development organization and development offices.

On April 29, 2013, we received non-binding indications of interest from each of the financial sponsors except Fund D which indicated that it would not be submitting a proposal or continuing in the process. The non-binding indications ranged from $20.50 to $23.00 per share, with Vista submitting the high bid. On April 29, 2013, Vista submitted a preliminary, non-binding indication of interest, to acquire all of the Company’s outstanding stock for $23.00 per share in cash. Vista’s indication of interest also noted that, if provided its requested due diligence information and access to the Company’s management, Vista would be prepared to enter into a definitive agreement for a fully financed transaction within 20 calendar days.

On April 30, 2013, our board of directors held a special telephonic meeting with management and our financial and legal advisors present to review the current status of the bid process and the preliminary indications of interest and possible next steps. After representatives of BofA Merrill Lynch left the meeting, the board discussed strategic alternatives and next steps with management and counsel. Management, including Mr. McCormack then left the meeting and the board met in executive session. During the executive session, our board of directors further discussed the bid process and related matters. Following extensive discussions, our board determined to provide each of the bidders with access to certain due diligence materials of Websense and to allow the bidders to contact their financing sources.

On April 30, 2013, at the direction of our board of directors, representatives of BofA Merrill Lynch called Vista to discuss its initial indication of interest and to invite Vista to participate in the second round of the process. Representatives of BofA Merrill Lynch informed Vista that they would be granted access to an electronic data room later that week. Representatives of BofA Merrill Lynch and Vista discussed scheduling in-person meetings with management the week of May 6th. Representatives of BofA Merrill Lynch also informed Vista that it would be permitted to reach out to certain debt financing sources with the prior approval of the Company, and representatives of BofA Merrill Lynch noted that the Company had approved Vista contacting certain debt financing sources. On May 1, 2013, Vista submitted to BofA Merrill Lynch a supplemental due diligence request list regarding certain business, legal, accounting and tax matters.

Between April 30 and May 1, 2013, at the direction of our board of directors, representatives of BofA Merrill Lynch held telephonic discussions with each of the parties that submitted an initial indication of interest. Representatives of BofA Merrill Lynch discussed with each party the next steps of the process, including access to an electronic data room and meetings with management, and potential timing associated with such next steps. Representatives of BofA Merrill Lynch discussed with each of them that our board of directors would be seeking final bids at or before the end of May. Further, at the direction of our board, the representatives of BofA Merrill Lynch advised each of the parties that the process would move quickly and the Company was open to receiving proposals in advance of the final bid deadline, provided the terms of such proposals were compelling in price and other terms.

On May 1, 2013, Brian Sheth, the President of Vista, met with Mr. McCormack and Michael Newman to discuss the bid process, due diligence requests and Vista’s proposed timeline and the general market position of the Company’s products.

Also on May 1, 2013, representatives of Vista had a follow-up telephone conference with representatives of BofA Merrill Lynch regarding Vista’s willingness and ability to complete all its remaining due diligence promptly and submit a final bid by May 17th. Representatives of BofA Merrill Lynch noted to Vista that it would discuss this timeline with the Company and Cooley.

On May 2, 2013, the seven parties who submitted indications of interest, including Vista, were given access to an electronic data room containing financial, operating, intellectual property, human resource, legal and other information concerning Websense. Over the following two weeks, due diligence meetings with management were scheduled and held with all of the interested parties, telephonic due diligence discussions between Websense’s and the interested parties’ outside financial, legal and accounting advisors were scheduled and held, and Websense responded to supplemental due diligence requests made by the interested parties and added information to the electronic data room. Each of the seven financial sponsors, including Vista, were also given the right to talk to their financing sources and include them in the due diligence process.

On May 2, 2013, at the direction of our board of directors, representatives of BofA Merrill Lynch told Vista on a conference call that the Company would be willing to facilitate Vista’s attempt to meet its proposed timeline by providing the remaining due diligence materials and a draft merger agreement. Representatives of BofA Merrill Lynch and Vista also scheduled in-person management meetings the week of May 6th and discussed certain due diligence requests.

On May 3, 2013, Fund A requested and was given permission by the Company to form a consortium with Fund C in the bid process, and Fund B requested and was given permission by the Company to form a consortium with Fund E in order to retain these funds in the process because two of the funds were not large enough individually to be competitive in the process and the other funds indicated that they would only continue in the process on a partnered basis.

On May 3, 2013, Kirkland & Ellis LLP (“K&E”), outside counsel to Vista, held a conference call with Cooley, to discuss the bid process and the terms Cooley contemplated including in the draft form of merger agreement. Cooley noted that it intended to propose a one-step merger structure because of expected timing needs of bidders for completion of financing. On such call, K&E indicated to Cooley Vista’s interest in and ability to attempt to reach a deal on an accelerated timeline and noted Vista’s willingness to use a tender offer structure in order to provide speed of execution and greater certainty of closing for the Company’s stockholders. In addition, K&E noted that, should Vista and the Company succeed in reaching a definitive agreement before the date that the Company was considering as a deadline for binding bids from other process participants, Vista was willing to consider tailored exceptions to the traditional post-signing non-solicitation covenants in recognition of the possible acceleration of the process timeline as compared to the timeline that other bidders were able to meet. Cooley responded that the Board was prepared to review any proposals, but that ultimately the Company’s willingness to consider proceeding on an accelerated timeline would be predicated on Vista making a compelling offer on price and other terms.

From May 3 to May 5, 2013, at the direction of our board of directors, representatives of BofA Merrill Lynch also contacted four potential strategic parties (not including Strategic H) to assess their interest in engaging in discussions with Websense about a potential strategic transaction. These parties were selected based on our past discussions with some of these parties, a recent in-bound expression of interest from one of the parties and the potential strategic fit of our business with certain strategic parties. None of the outreaches to these four strategic parties resulted in a party signing a confidentiality agreement, holding meetings with management or conducting any due diligence. These strategic parties did not provide any reason for not participating in the strategic review process.

On May 8, 2013, a strategic party owned by a private equity fund, Strategic H, contacted representatives of BofA Merrill Lynch expressing an interest in participating in the strategic review process. On May 10, 2013, Strategic H entered into a confidentiality agreement, was provided access to the electronic data room and began a due diligence review and subsequently received a management presentation.

From May 8 through May 17, 2013 our management held all day due diligence meetings with representatives of each of Fund A, Fund B, Fund C, Fund E, Fund F, Fund G and Strategic H.

On May 8 through mid-day May 9, 2013, Websense management held an in-person due diligence session with Vista representatives, which included a dinner between representatives of Websense’s management and Vista.

On May 9, 2013, at the direction of our board of directors, representatives of BofA Merrill Lynch distributed a final bid process letter to each of the financial sponsors and Strategic H. From May 9 through May 14, 2013, interested parties were encouraged to submit any proposed revisions to the proposed form of the merger agreement that had been prepared by Cooley, with input from Websense, along with drafts of its debt and equity commitments and sponsor limited guarantee, on or before May 24, 2013, and a binding written proposal to acquire Websense on or before June 3, 2013. The proposed form of merger agreement, which was posted to the electronic data room on May 6, 2013, contemplated a one-step merger in consideration of the payment of all cash consideration. In conjunction with the circulation of the final bid process letter, at the direction of our board of directors, representatives of BofA Merrill Lynch spoke with each of the interested parties and reiterated that Websense would like to proceed quickly and was open to receiving proposals ahead of the formal bid deadline if they were compelling, and that they should complete their due diligence quickly.

On May 10, 2013, K&E sent Cooley a mark-up of the draft merger agreement previously provided by Cooley. In the mark-up of the agreement, Vista indicated that it was prepared to discuss the possibility of a dual-track acquisition structure whereby Vista would initiate a tender offer for all of the Company’s outstanding shares of common stock while the Company would soon thereafter file a proxy statement and prepare to hold a stockholders’ meeting to approve the merger agreement in the event the tender offer was unsuccessful.

Also on May 10, 2013, in a due diligence coordination call with Fund F, at the direction of our board of directors, representatives of BofA Merrill Lynch reiterated that the process was likely to move quickly and that the Company was open to receiving compelling proposals ahead of the bid deadline.

On May 12, 2013, Vista contacted representatives of BofA Merrill Lynch to discuss the markup of the merger agreement submitted by K&E, timing of an expected response to that markup of the merger agreement and the remaining information needed to finalize its work in order to be in a position to submit a final offer later that week. Representatives of BofA Merrill Lynch inquired as to whether Vista would be able to secure the required financing to meet Vista’s proposed timeline. Vista indicated that it was making significant process towards securing debt financing commitments and that it expected to be in a position to make a binding offer by the end of that week.

On May 13, 2013, Cooley contacted K&E to advise that it would provide a revised draft of the merger agreement by May 14, 2013 and that the revised draft would reflect the dual-track structure previously proposed by Vista.

On May 14, 2013, Cooley sent to K&E a revised draft of the merger agreement, which included the dual-track structure as previously discussed between the parties.

On May 14, 2013, outside legal counsel to Fund F submitted a mark-up of the draft merger agreement to Cooley, and drafts of its equity commitment letter and limited guarantee. Cooley sent a revised draft of the merger agreement to Fund F’s outside counsel on May 16, 2013 and on May 17, 2013 outside counsel discussed the merger agreement.

On May 15, 2013, Websense made available in the electronic data room an initial draft of the disclosure schedules to the form of merger agreement that had been previously made available on May 6, 2013.

On May 16, 2013, prior to the formal bid deadline, Vista submitted to Websense a definitive, fully financed and binding proposal to acquire Websense for $24.00 per share in cash, including the Debt Commitment Letter, a draft of the Equity Commitment Letter for Vista, a limited guarantee in favor of Websense from Vista and a revised draft of the merger agreement. The proposal letter also provided that the proposal would expire if a definitive agreement was not entered into before the stock market opened on May 20, 2013.

The revised draft of the merger agreement submitted by Vista provided for a limited exception to the “no-shop” provision. The exception would permit us to continue negotiations following the execution of a definitive merger agreement until May 31st in connection with acquisition proposals received from certain “excluded parties” who had submitted acquisition proposals before the announcement of a definitive agreement with Vista and with whom the Company had been engaged in active discussions as of the date of any such definitive agreement. The draft provided a single-tier break-up fee of 4% of the equity value of the transaction if we terminated the Vista transaction to accept a superior proposal. The draft also provided that we would reimburse Vista’s expenses up to 1% of the equity value of the transaction in the event the agreement is terminated because either the stockholders do not approve the merger agreement or we willfully breach our representations, warranties and covenants in the merger agreement.

On May 17, 2013, Strategic H submitted an indicative proposal to acquire Websense at a range of $21.00 to $23.00 per share, which was subsequently increased to $23.00 to $25.00 per share on May 18, 2013. Strategic H indicated that it would be unlikely that its final offer price would reach the $25.00 per share upper end of its range and that it would need additional time to arrange for financing, review the merger agreement and complete its due diligence. Following the public announcement of the execution of the Merger Agreement, Strategic H withdrew from the process.

On May 17, 2013, K&E called Cooley to discuss the structure of the exceptions to the “no-shop” provision proposed in the revised draft of the merger agreement submitted by Vista.

On May 17, 2013, our board of directors held a special telephonic meeting to discuss the status of the bid process and next steps with management and its financial and legal advisors. Our board of directors reviewed with representatives of BofA Merrill Lynch the parties who had entered into confidentiality agreements, the results of BofA Merrill Lynch’s efforts in reaching out to various strategic parties, including Strategic H, and the terms of the binding proposal submitted by Vista, including the debt commitment terms and its expiration time of Monday, May 20, 2013, at the open of the stock market. Cooley explained the structure of the transaction proposed by Vista, including the potential advantages of a dual track two-step tender offer as opposed to a one-step merger and the general approach taken by Vista in the merger agreement, including the proposed termination fees and the limited exception to the no-shop covenants to permit Websense to engage in ongoing discussions with the existing participants in the process. Our board of directors discussed with our financial and legal advisors possible counter proposals to Vista with respect to the no-shop exception. Our board of directors then reviewed with representatives of BofA Merrill Lynch each of the other bidders. Our board discussed potential next steps with its advisors, including the strategy for requesting a price increase from Vista and also discussed a potential forthcoming proposal from Fund F. Representatives of BofA Merrill Lynch then left the meeting. Our board discussed strategic alternatives and agreed to pursue a higher price from Vista without risking loss of the existing bid and to seek to determine whether Fund F would make a competitive bid. Management then left the meeting and the board held an executive session with Cooley present.

On the evening of May 17, 2013, at the direction of our board of directors, representatives of BofA Merrill Lynch called Vista to discuss its proposal, including the price per share offered by Vista. In addition to requesting that Vista increase its offer price, representatives of BofA Merrill Lynch requested that Vista extend the period of time that the Company would be permitted to continue negotiations with certain “excluded parties” from May 31st to June 17th. Representatives of BofA Merrill Lynch proposed that the termination fee payable by the Company in the event the Company terminated the merger agreement to enter into a superior offer agreement with an “excluded party” be reduced from 4% to 0.75% of the equity value of the transaction and that the generally applicable termination fee payable by the Company in other circumstances be reduced from 4% to 2.75% of equity value. In addition, representatives of BofA Merrill Lynch asked that the cap on the Company’s obligation to reimburse Vista’s expenses be reduced from 1% to approximately 0.5% of equity value of the transaction.

Over the course of May 18th, Vista had multiple discussions with representatives of BofA Merrill Lynch and K&E had multiple discussions with Cooley regarding the proposal submitted on May 16th and the requests and revised terms proposed by BofA Merrill Lynch, at the direction of our board of directors, on May 17th. During the conversations, Vista and K&E conveyed that Vista would withdraw from the strategic process if a definitive agreement was not reached before the stock market opened on Monday, May 20, 2013. In response to the Company’s proposals from the evening of May 17th, Vista agreed to raise its offer price to $24.50 per share and proposed a termination fee payable by the Company in the event the Company terminated the merger agreement to enter into an agreement with an “excluded party” equal to 1.75% of the equity value of the transaction and proposed a termination fee payable by the Company in other circumstances equal to 3.5% of equity value. Vista also proposed that the Company be permitted to discuss acquisition proposals with certain “excluded parties” until June 7th, noting that such date was after the due date for binding proposals in the Company’s final-round process letter sent on May 9th. Vista accepted the Company’s proposal of 0.5% of equity value as the cap on expense reimbursement.

Later on May 18, 2013, at the direction of our board of directors, BofA Merrill Lynch called Vista and requested that Vista further increase its offer price. Late the evening of May 18, 2013, Vista submitted its final offer of $24.75 per share.

On May 18, 2013, Fund F submitted a proposal to acquire Websense at $21.75 per share. The proposal was accompanied by equity and debt commitments and a mark-up of the merger agreement. Between May 18 and May 19, 2013, at the direction of our board of directors, representatives of BofA Merrill Lynch had multiple discussions with Fund F regarding its proposal, including discussions relating to price, terms and debt commitments. During these discussions, Fund F noted that its proposal required that certain of its representatives meet in-person with the Company’s CEO and CFO to discuss strategic alignment. Fund F had attended two prior in-person meetings with the CEO and CFO during the process. The representatives of BofA Merrill Lynch also discussed with Fund F its proposed price, including the fact that it was below the top end of Fund F’s initial indication of interest, and certain terms of the debt commitments provided by Fund F. Representatives of BofA Merrill Lynch asked representatives of Fund F how much it could offer per share in excess of $21.75 per share. Representatives of Fund F declined to indicate a specific price and indicated that its proposal implied multiples that are in excess of multiples paid in precedent transactions Fund F deemed comparable to the Transaction, was at the higher end of the range of prices submitted in its initial indication of interest and was very good value to the Company’s stockholders. Given that representatives of Fund F declined to provide a specific price above $21.75 per share, representatives of BofA Merrill Lynch again asked representatives of Fund F if it had an ability to increase its price and if there was any additional information it would like to convey to the Company’s board of directors. Representatives of Fund F indicated that Fund F has the ability to increase its price, but declined to be specific. Lastly, representatives of BofA Merrill Lynch reiterated that the process, from a timing standpoint, was continuing to move forward quickly.

On May 18, 2013 through the evening of May 19, 2013, Vista, the Company and their advisors worked towards finalizing the terms of the merger agreement with Cooley, including the provisions relating to termination rights, break-up fees to be payable by the Company and Vista upon the occurrence of certain events, and the Company’s ability to continue negotiations with certain “excluded parties” as described above. K&E and Cooley also continued to finalize the terms of the limited guarantee, the equity and debt commitment letters and the disclosure schedules.

On the evening of May 19, 2013, at a special telephonic meeting, our board of directors in consultation with our management and representatives of BofA Merrill Lynch and Cooley reviewed the strategic review process and considered the proposals received to date, including Vista’s revised offer of $24.75 per share, the fact that Vista had indicated it would withdraw from the process if the bid were not accepted by May 20, 2013 before the stock market opened and Fund F’s revised proposal of $21.75 per share which was lower than the top end of the range indicated in Fund F’s initial bid. At this meeting, our board of directors also reviewed with representatives of BofA Merrill Lynch the discussions with representatives of Fund F, including that Fund F could potentially pay a higher purchase price per share but declined to provide a specific price, that it viewed its price as at the high end of its previous range, and that its debt commitments were for a shorter duration than those provided for in Vista’s proposal. Our board of directors concluded that due to Fund F’s offer price being significantly below Vista’s offer price, the likelihood that Fund F would not be willing to materially increase its offer price, and the uncertainty surrounding Fund F’s proposal, it would proceed with Vista’s proposal before it expired on Monday, May 20, 2013. At this meeting, representatives of BofA Merrill Lynch reviewed with our board of directors its financial analyses of Vista’s $24.75 per share offer and delivered to our board an oral opinion, which opinion was confirmed by delivery of a written opinion dated May 19, 2013, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the $24.75 per share (the “Consideration”) to be received in the Offer and the Merger (taken together, the “Transaction”) by holders of our common stock (other than (a) shares held by us or any wholly owned subsidiary of Websense (or held in our treasury), (b) shares held by Parent, Merger Sub or any other wholly owned subsidiary of Parent and (c) Dissenting Shares (as defined in the Merger Agreement (as of May 19, 2013))) was fair, from a financial point of view, to such holders. Also, at this meeting, representatives of Cooley reviewed the terms of the proposed merger agreement and other transaction agreements, including conditions to closing, termination rights and any fees associated with terminations under certain circumstances, and our limited right to continue negotiations with other interested parties. Cooley again reviewed the fiduciary duties of our board of directors in consideration of whether to approve the merger agreement and such other agreements. Following extended discussion our board of directors unanimously approved the Merger Agreement and the Transactions.

On the evening of May 19, 2013, the parties executed the Merger Agreement, Debt Commitment Letter, Equity Commitment Letter and the Limited Guarantee.

On May 20, 2013, before the opening of trading on the Nasdaq Stock Market, the Company and Vista issued a joint press release announcing the execution of the Merger Agreement.

On May 24, 2013, the parties filed a Premerger Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”).

On May 28, 2013, Merger Sub commenced the Offer.

(ii)	Reasons for Recommendation

On May 19, 2013, our board of directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, Websense and its stockholders, (ii) approved the execution, delivery and performance by Websense of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) authorized and approved the Top-Up and the issuance of the Top-Up Shares, and (iv) resolved to recommend that our stockholders tender their Shares to Parent pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

In evaluating the Merger Agreement and the Transactions, our board of directors consulted with our senior management, our outside legal advisor, Cooley, and our financial advisor, BofA Merrill Lynch. In the course of reaching its determination to approve the Merger Agreement and the Transactions and to recommend that our stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger, our board considered numerous factors, including the following factors (which are not listed in any relative order of importance):

•	the fact that the $24.75 per share of the Offer will be paid in cash, providing certainty, immediate value and liquidity to our stockholders;

•

the current and historical market price of our common stock, including the fact that the $24.75 per share cash price represents a premium of 28.7% to our closing stock price of $19.23 per share on May 17, 2013, the last full trading day prior to the announcement of the execution of the Merger, and a premium of 44.1% and 56.6% to the trailing average one-month and three-month historical prices;

•

the targets for our stock price published by twelve equity analysts during the period from April 25, 2013 to April 29, 2013 and ranging from $13.50 per share to $17.00 per share, excluding the lowest and highest price targets;

•

the possibility that it could take a considerable period of time before the trading price of our common stock would reach and sustain trading at least at the per share Offer Price of $24.75, as adjusted for present value;

•

the belief of our board of directors, after a thorough review of strategic alternatives and discussions with our management and advisors, that the value offered to stockholders pursuant to the Transactions is more favorable to our stockholders than the potential value that might have resulted from remaining an independent public company, considering our three-year strategic plan for substantially increasing billings growth rates following years of low billings growth rates and the execution and other risks and uncertainties relating to future execution of our strategic plan;

•	our board’s familiarity with our current and historical financial condition, results of operations, prospects, business strategy, competitive position, properties, assets and prospects;

•

the belief of our board of directors based upon arm’s length negotiations with Vista that the price to be paid by Merger Sub is the highest price per share that Vista was willing to pay for Websense and that the terms of the Merger Agreement include the most favorable terms to us to which Vista was willing to agree;

•

the belief of our board of directors that Vista would withdraw its $24.75 per share offer and withdraw from the process if the offer was not accepted by May 20, 2013 before the open of the Nasdaq Stock Market, the fact that the only other firm bid received by us was at $21.75 per share and a belief that none of the other bidders would be willing to pay more than $24.75 per share, that the Merger Agreement created an opportunity for any other party who had made an acquisition proposal prior to the execution of the Merger Agreement and was actively engaged in negotiations that could reasonably be expected to result in a superior offer until June 7, 2013 to enter into a definitive agreement for a superior offer and pay a reduced termination fee of 1.75% of equity value, and the opportunity for other parties to approach us if interested in a strategic transaction;

•

the fact that the Merger Agreement was unanimously approved by our board of directors, which is comprised of a majority of independent directors who are not affiliated with Parent or Merger Sub or any of their affiliates and are not employees of Websense or any of its subsidiaries, and which retained and received advice from our financial advisor and legal advisor in evaluating, negotiating and recommending the terms of the Merger Agreement;

•

the opinion of BofA Merrill Lynch, dated May 19, 2013, to our board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the Consideration to be received in the Transaction by holders of our common stock (other than (a) shares held by Websense or any wholly owned subsidiary of Websense (or held in our treasury), (b) shares held by Parent, Merger Sub or any other wholly owned subsidiary of Parent and (c) Dissenting Shares (as defined in the Merger Agreement (as of May 19, 2013))), as more fully described in the section entitled “Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”;

•

the fact that Parent and Merger Sub had obtained committed debt financing for 180 days and committed equity financing for the Transactions, the limited number and nature of the conditions to the debt and equity financing, the reputation of the financing sources and the obligations of Parent and Merger Sub to use their reasonable best efforts to obtain the debt and equity financing, each of which, in the reasonable judgment of our board, increases the likelihood of such financings being completed;

•

the fact that the Merger Sub must extend the Offer if requested by us for successive periods of ten business days until the earliest to occur of (i) the valid termination of the Merger Agreement, (ii) three business days after the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by the Company in connection with the adoption of the Merger Agreement, including by informing the Company that it does not intend to review the proxy statement or (iii) November 15, 2013 (the “End Date”), if, on any scheduled expiration date, any of the conditions to the consummation of the Offer is not satisfied and has not been waived;

•	the terms and conditions of the Merger Agreement, including the following related factors:

•

the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to our stockholders, on a prompt basis, following satisfaction or, in certain cases, waiver of the conditions to the Offer, reducing the period of uncertainty during the pendency of the Transactions to stockholders, with a second-step merger in which stockholders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price;

•	our ability to convert the structure into a one-step merger in the event the conditions to the Offer are not met;

•	the nature of the conditions to Merger Sub’s obligations to consummate the Offer, the Merger and other Transactions and the risks of non-satisfaction of such conditions;

•

the ability of our board of directors under the Merger Agreement to withdraw or modify its recommendation that our stockholders accept the Offer and tender their Shares or vote in favor of adoption of the Merger Agreement in certain limited circumstances, including in connection with a superior offer, and our right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, in both cases subject to payment of a termination fee;

•

the conclusion of our board of directors that the termination fee and the circumstances when such termination fee may be payable, are reasonable in light of the benefit of the Offer, Merger and the other Transactions;

•

the fact that the Merger Agreement provides that, in the event of a failure of the Transactions to be consummated under certain circumstances, Parent will pay us a $68,900,000 reverse termination fee, without us having to establish any damages, and the guarantee of such payment obligation by an entity affiliated with Vista pursuant to the Limited Guarantee;

•	the likelihood that the Offer or Merger will be consummated on a timely basis, including the likelihood that the Transactions will receive all necessary regulatory approvals;

•

the availability of statutory appraisal rights to our stockholders who do not tender their Shares in the Offer or vote in favor of the Merger and otherwise comply with all required procedures under the Delaware General Corporation Law (“DGCL”); and

•	the fact that the End Date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transaction.

Our board of directors also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

•	the fact that our stockholders will not participate in any potential future earnings or growth of Websense and will not benefit from any appreciation in the value of the Company as a private company;

•

that if the Offer and Merger and the other Transactions are not consummated, we will be required to pay our own expenses associated with the Merger Agreement, the Offer, the Merger and the other Transactions contemplated by the Merger Agreement as well as, under certain circumstances, to pay Parent a termination fee and reimburse Parent’s reasonable and documented out-of-pocket fees and expenses (up to $4,900,000), in connection with the termination of the Merger Agreement;

•	the fact that, if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares could be adversely affected;

•	we will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	we may lose employees after announcement of the Merger Agreement;

•	our business may be subject to significant disruption; and

•	our directors, officers and other employees will have expended considerable time and effort to consummate the Transactions.

•	the restrictions in the Merger Agreement on our actively soliciting competing bids to acquire Websense;

•

the fact that Parent and Merger Sub are newly formed entities with essentially no assets other than equity and debt commitments, and that our remedy in the event of breach of the Merger Agreement by Parent or Merger Sub may be limited to receipt of the reverse termination fee provided under the Merger Agreement, which is guaranteed by an entity affiliated with Vista and that under certain circumstances we may not be entitled to a reverse termination fee at all;

•

the termination fee payable to Merger Sub upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirors from making a competing offer for Websense that might be more advantageous to our stockholders, and the impact of the termination fee on our ability to engage in another transaction for twelve months if the Merger Agreement is terminated in certain circumstances;

•	the fact that the gain realized by our stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•

the restrictions in the Merger Agreement on the conduct of our business prior to the consummation of the Merger, which may delay or prevent us from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger; and

•

the fact that our executive officers and directors may have interests in the Transactions, including the Offer and the Merger, that are different from, or in addition to, those of our stockholders. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Our board of directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of the reasons of our board of directors for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our board of directors in consideration of its recommendation. In view of the wide variety of factors considered by our board of directors in connection with the evaluation of the Offer and the complexity of these matters, our board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our board of directors may have been influenced to a greater or lesser degree by different factors.

(iii)	Financial Projections

Prior to our receipt of unsolicited proposals to acquire the Company, and in connection with a long-term strategy session with our board of directors on April 17, 2013, management prepared three-year financial projections (the “April projections”). Later, after receiving the unsolicited proposals, management modified the April projections to include projections for 2016 and 2017 (the five-year projections are referred to as the “management case”). We provided the management case projections to BofA Merrill Lynch for its review and analysis in connection with its fairness opinion and to our board of directors in connection with its review of strategic alternatives.

The information set forth below is included solely to give Websense stockholders access to the financial projections that were made available to BofA Merrill Lynch and the board of directors of Websense and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or any other purpose.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The financial projections of Websense as a standalone company include estimates that are not prepared in accordance with generally accepted accounting practices (GAAP). The projections include our non-GAAP estimated billings, non-GAAP total expenses, non-GAAP Billings EBITDA, non-GAAP free cash flow, and non-GAAP adjusted cash flow for the years 2013 through 2017. Billings represent the amount of subscription contracts, OEM royalties and appliance sales billed to customers during the applicable period and are not derived from our financial statements. Billings EBITDA is calculated as billings during the applicable period, less total expenses excluding stock based compensation, intangible asset amortization, amortization of appliance-related expense for prior period appliance sales, depreciation, interest and income taxes during that period. Free cash flow is cash flows from operations less capital expenditures. Unlevered free cash flow is cash flows from operations, plus after-tax interest, less capital expenditures. Adjusted unlevered free cash flow is unlevered free cash flow less stock based compensation (as if paid in cash). The adjusted free cash flow margin is adjusted free cash flow as a percentage of revenue during the applicable period.

The management case projections reflect numerous estimates and assumptions with respect to general business, economic, competitive, market and financial conditions and other future events, as well as matters specific to our business, such as end user billings growth rates, including billings for TRITON solutions and billings to new customers, OEM billings growth rate, customer subscriptions up for renewal and renewal rates, average duration of contract subscriptions, appliance sales and our non-GAAP operating margin as a percentage of billings, all of which are difficult to predict and many of which are beyond our control. The management case assumes a billings growth rate of 5.4% in 2013, 6.2% in 2014, 15.3% in 2015, 8.9% in 2016 and 10.0% in 2017 for a compound annual growth rate, or CAGR, of 9.1% and assumes adjusted free cash flow margin of 9.8%, 11.2%, 17.6%, 18.2% and 19.9%, respectively in years 2013 to 2017. The billings growth in 2016 and 2017 was based on industry projections for growth in the market size and the assumption that we would retain our existing market share. Our billings grew 1.8% in 2012 and 4.6% in 2011 as we transitioned from the legacy web filtering business to our advanced TRITON security products. We recently expanded our internal sales organization by approximately 50 employees in order to drive growth in our billings to new customers and our billings growth rate above historical levels. While we expect the expanded sales coverage to drive billings growth beginning in the second half of 2013, there is a risk that the newly hired sales personnel will not become as productive as expected in the management case. Given our subscription model, if billings growth is less than expected this year or in early years, then customer subscriptions up for renewal in later years will be less than expected and have a further negative effect on billings growth. While management has a defined growth strategy reflected in the management case, there is substantial risk and uncertainty about achieving and sustaining double digit billings growth rates, particularly in 2016 and 2017 when management has little visibility on the potential economic and competitive landscape or the installed base up for renewal and growth would be measured against a much larger billings base. The management case also assumes that operating expenses remain constant other than inflationary adjustments from 2013 through 2017. There is a risk that we will need to make significant investments in order to increase our billings growth rates as projected. The management case assumes the payment of cash taxes at a rate of 25%.

The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the financial projections should not be regarded as an indication that Websense, or anyone who received the projections then considered, or now considers, the projections to be material information of Websense or a reliable prediction of future events, and this information should not be relied upon as such. Websense views the financial projections as non-material because of the inherent risks and uncertainties associated with such long-range projections. Websense does not intend to, and disclaims any obligation to, update, revise or correct the projections if any of it is or becomes inaccurate (even in the short term).

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Websense in its public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the financial projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9.

Management Case Projections

Management Case

(in millions)

	2013	2014	2015	2016	2017
Billings	$389.3	$413.6	$476.8	$519.5	$571.5
Revenue	$360.3	$392.7	$424.3	$472.3	$516.6
EBITDA	$55.5	$74.5	$83.4	$108.2	$124.6
Billings EBITDA	$85.6	$95.8	$136.2	$155.6	$179.6
Income tax	($10.5)	($15.2)	($17.0)	($22.9)	($26.7)
Depreciation	$13.3	$13.6	$15.2	$16.4	$17.7
Deferred revenue	$29.0	$21.0	$52.5	$47.1	$54.9
Stock based compensation	$19.7	$19.7	$19.7	$19.7	$19.7
Change in working capital	($4.6)	($0.8)	($7.4)	($8.5)	($10.4)
Capital expenditures	$14.6	$15.8	$17.0	$18.4	$19.9
Free Cash Flow (“FCF”)	$55.4	$61.8	$92.7	$104.6	$121.2
Adjusted Unlevered FCF	$35.1	$44.0	$74.8	$85.8	$102.7

Non-GAAP to GAAP Reconciliation (in millions)

	2013	2014	2015	2016	2017
GAAP income from operations	$16.8	$36.6	$44.7	$68.4	$87.2
Amortization of intangibles	$5.7	$4.7	$3.9	$3.7	$0.0
Share-based compensation	$19.7	$19.7	$19.7	$19.7	$19.7
Non-GAAP income from operations	$42.2	$61.0	$68.2	$91.8	$106.8
GAAP net income	$11.5	$27.8	$34.4	$54.2	$70.1
After-tax amortization of intangibles	$4.6	$3.8	$3.1	$3.0	$0.0
After-tax share-based compensation	$15.9	$15.9	$15.9	$15.9	$15.9
Non-GAAP net income	$32.0	$47.5	$53.5	$73.1	$86.0

Sensitivity Analysis

Because the financial projections were prepared as part of a strategic planning process for an independent company, they were prepared on a best case basis and were not risk adjusted for probability of achieving the projected billing CAGRs and free cash flow margin. The sensitivity analysis was performed to examine the impact of underperformance of the billing CAGR and free cash flow margin relative to the management case. Therefore, the following sensitivities to the management case were prepared by or at the direction of, and approved by, the management of the Company. We provided these sensitivities to BofA Merrill Lynch for its review and analysis in connection with its fairness opinion and to our board of directors in connection with its review of strategic alternatives.

Management Case Sensitivity

(in millions)

2017E Billings
Implied Billings CAGR 2012 – 2017
5.0%	$471.6
7.5%	$530.4

	Adjusted Unlevered FCF
	Implied Billings CAGR 2012 –2017
Implied 2017 Adjusted Unlevered FCF Margin	5.0%	7.5%
18.0%	$76.7	$86.3
16.0%	$68.2	$76.7
14.0%	$59.7	$67.1
12.0%	$51.2	$57.5
10.0%	$42.6	$48.0

Street Case Projections

In addition to the management case, certain publicly available financial forecasts relating to Websense and covering a period through 2015 were reviewed by the management of the Company and were extrapolated by or at the direction of, and approved by, the management of the Company to cover a period through 2017 (referred to herein as the “street case”). These extrapolations were developed by taking into account public commentary by research analysts about the future performance of the Company. In particular, the extrapolations assume 5% and 4% revenue growth in 2016 and 2017, respectively, and operating margin and Free Cash Flow margin trends consistent with the research analysts’ commentary. We provided the street case projections to BofA Merrill Lynch for its review and analysis in connection with its fairness opinion and to our board of directors in connection with its review of strategic alternatives.

Street Case

(in millions)

	2013	2014	2015	2016	2017
Billings	$380.1	$397.8	$414.6	$435.3	$452.7
Revenue	$357.0	$371.8	$391.1	$414.6	$435.3
EBITDA	$56.0	$63.2	$72.4	$77.2	$76.7
Billings EBITDA	$79.7	$90.6	$101.2	$107.8	$108.8
Income tax	$10.7	$12.5	$14.6	$15.3	$14.6
Depreciation	$13.3	$13.4	$14.1	$16.2	$18.3
Deferred revenue	$23.8	$27.4	$28.8	$30.6	$32.1
Stock based compensation	$19.7	$20.0	$20.8	$22.0	$23.1
Change in working capital	$1.1	($3.6)	($4.8)	($5.8)	($5.1)
Capital expenditures	$15.0	$16.7	$17.6	$18.7	$19.6
Free Cash Flow (“FCF”)	$55.5	$58.8	$65.8	$69.8	$71.1
Adjusted Unlevered FCF	$35.5	$37.8	$43.5	$46.1	$46.4

Non-GAAP to GAAP Reconciliation

Street Case (in millions)

	2013	2014	2015	2016	2017
GAAP income from operations	$13.4	$20.0	$33.7	$35.6	N/A
Amortization of intangibles	$9.6	$9.7	$3.9	$3.4	N/A
Share-based compensation	$19.7	$20.0	$20.8	$22.0	N/A
Non-GAAP income from operations	$42.7	$49.8	$58.3	$61.1	N/A
GAAP net income	$8.6	$14.3	$25.4	$26.9	N/A
After-tax amortization of intangibles	$7.8	$7.9	$3.1	$2.8	N/A
After-tax share-based compensation	$15.9	$16.2	$16.8	$17.8	N/A
Non-GAAP net income	$32.3	$38.4	$45.3	$47.5	N/A

(iv)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

The Company has retained BofA Merrill Lynch to act as its financial advisor in connection with the Transaction. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected BofA Merrill Lynch to act as Websense’s financial advisor in connection with the Transaction on the basis of BofA Merrill Lynch’s experience in transactions similar to the Transaction, its reputation in the investment community and its familiarity with Websense and its business.

On May 19, 2013, at a meeting of Websense’s board of directors held to evaluate the Transaction, BofA Merrill Lynch delivered to our board of directors an oral opinion, which was confirmed by delivery of a written opinion, dated May 19, 2013, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the Consideration to be received in the Transaction by holders of Websense common stock (other than (a) shares held by Websense or any wholly owned subsidiary of Websense (or held in Websense’s treasury), (b) shares held by Parent, Merger Sub or any other wholly owned subsidiary of Parent and (c) Dissenting Shares (as defined in the Merger Agreement (as of May 19, 2013))) was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion to Websense’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex II to this document and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to Websense’s board of directors for the benefit and use of Websense’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the Consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the Transaction and no opinion or view was expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Websense or in which Websense might engage or as to the underlying business decision of Websense to proceed with or effect the Transaction. BofA Merrill Lynch’s opinion does not address any other aspect of the Transaction and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed Transaction or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch:

(a) reviewed certain publicly available business and financial information relating to Websense;

(b) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Websense furnished to or discussed with BofA Merrill Lynch by the management of Websense, including certain financial forecasts relating to Websense prepared by the management of Websense and sensitivities related thereto prepared by or at the direction of, and approved by, the management of Websense, referred to herein as the Websense management forecasts;

(c) reviewed certain publicly available financial forecasts relating to Websense as extrapolated at the direction of, and approved by, the management of Websense, referred to herein as the extrapolated street forecasts;

(d) discussed the past and current business, operations, financial condition and prospects of Websense with members of senior management of Websense;

(e) reviewed the trading history for Websense common stock and a comparison of that trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

(f) compared certain financial and stock market information of Websense with similar information of other companies BofA Merrill Lynch deemed relevant;

(g) compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

(h) considered the results of BofA Merrill Lynch’s efforts to solicit, at the direction of Websense, indications of interest and definitive proposals from third-parties with respect to a possible acquisition of Websense;

(i) reviewed the Merger Agreement (as of May 19, 2013); and

(j) performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of Websense that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Websense management forecasts, BofA Merrill Lynch was advised by Websense, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Websense as to the future financial performance of Websense. With respect to the extrapolated street forecasts, BofA Merrill Lynch was advised by Websense, and assumed, with the consent of Websense, that they were a reasonable basis upon which to evaluate the future financial performance of Websense. BofA Merrill Lynch did not make or was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Websense, nor did it make any physical inspection of the properties or assets of Websense. BofA Merrill Lynch did not evaluate the solvency or fair value of Websense, Parent or any of their respective affiliates under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Websense, that the Transaction would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Websense or the Transaction (including the contemplated benefits thereof).

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Transaction, or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Transaction or otherwise. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the Consideration to be received in the Transaction by holders of Websense common stock (other than (a) shares held by Websense or any wholly owned subsidiary of Websense (or held in Websense’s treasury), (b) shares held by Parent, Merger Sub or any other wholly owned subsidiary of Parent and (c) Dissenting Shares (as defined in the Merger Agreement (as of May 19, 2013))) and no opinion or view was expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Websense or in which Websense might engage or as to the underlying business decision of Websense to proceed with or effect the Transaction. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any related matter. Except as described above, Websense imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to Websense’s board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Company Financial Analyses.

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for Websense and the following 16 publicly traded companies in the software industry, which, based on BofA Merrill Lynch’s professional judgment and experience, were determined to be relevant to Websense:

Similar Growth Profile Software Companies	Mid-Cap Growth Security Companies
Symantec Corporation	Palo Alto Networks, Inc.
CA, Inc.	Fortinet, Inc.
Check Point Software Technologies Ltd.	Sourcefire, Inc.
Sage Group Plc	Imperva, Inc.
TIBCO Software Inc.	Proofpoint, Inc.
Software AG	Qualys, Inc.
Compuware Corporation
Micro Focus Plc
Progress Software Corporation
Netscout Systems, Inc.

BofA Merrill Lynch reviewed enterprise values, commonly referred to as EV, of the selected publicly traded companies, calculated as market capitalization based on closing stock prices on May 17, 2013 (the last trading day prior to the public announcement of the Transaction), or, in the case of Compuware Corporation, on December 16, 2012 (the trading day prior to the public disclosure of an unsolicited proposal to acquire Compuware Corporation), plus debt, minority interest and preferred stock, less cash and cash equivalents, as a multiple of calendar year 2014 estimated levered free cash flow from operations, less capital expenditures, commonly referred to as FCF. BofA Merrill Lynch also reviewed per share equity values of the selected publicly traded companies, based on closing stock prices on May 17, 2013 (the trading day prior to the public announcement of the Transaction), or, in the case of Compuware Corporation, on December 16, 2012 (the trading day prior to the public disclosure of an unsolicited proposal to acquire Compuware Corporation), as a multiple of calendar year 2014 estimated earnings per share, commonly referred to as a price to earnings ratio, or P/E. This analysis resulted in the following high, mean, median and low multiples:

Similar Growth Profile Software Companies
	CY2014E EV/FCF	CY2014E P/E
High	18.2x	18.2x
Mean	11.6x	13.8x
Median	10.6x	13.5x
Low	8.2x	11.1x

Mid-Cap / Growth Security Companies
	CY2014E EV/FCF	CY2014E P/E
High	32.3x	NM
Mean	25.2x	NM
Median	29.3x	NM
Low	12.6x	NM

BofA Merrill Lynch then applied calendar year 2014 EV/FCF multiples of 9.5x to 11.5x derived from the selected publicly traded companies to Websense’s calendar year 2014 estimated FCF. BofA Merrill Lynch also then applied calendar year 2014 P/E multiples of 12.0x to 14.5x derived from the selected publicly traded companies to Websense’s calendar year 2014 estimated earnings per share. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of Websense were based on each of the management case and the street case (see “Item 3(iii): Financial Projections”). This analysis indicated the following approximate implied per share equity value reference ranges, rounded to the nearest $0.25, for Websense, as compared to the Consideration:

Implied Per Share Equity Value Reference Ranges
	Street Case	Management Case	Consideration
CY2014E EV/FCF	$15.00-$18.00	$15.75-$18.75	$24.75
CY2014E P/E	$12.25-$14.75	$15.25-$18.25

No company used in this analysis is identical or directly comparable to Websense. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Websense was compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following 21 selected transactions involving companies in the software industry since January 1, 2010, which, based on BofA Merrill Lynch’s professional judgment and experience, were determined to be relevant to Websense and the Transaction:

Selected Precedent Transactions (Target / Acquiror)
BMC Software, Inc. / Bain Capital Partners, LLC; and Golden Gate Private Equity, Inc.
Ebix, Inc. / Goldman Sachs Group Inc.
Retalix Ltd. / NCR Corporation
JDA Software Group, Inc. / RedPrairie Corporation
Mediware Information Systems, Inc. / Thoma Bravo, LLC
Deltek, Inc. / Thoma Bravo, LLC
Quest Software, Inc. / Dell Inc.
X-Rite, Incorporated / Danaher Corporation
Misys Plc / Vista Equity Partners, LLC
NDS Group Limited / Cisco Systems, Inc.
Blue Coat Systems, Inc. / Thoma Bravo, LLC; and Ontario Teacher’s Pension Plan
Emdeon, Inc. / Blackstone Group LP
Blackboard, Inc. / Providence Equity Partners L.L.C.
Epicor Software Corporation / Apax Partners, L.P.
Activant Solutions, Inc. / Apax Partners, L.P.
Lawson Software, Inc. / Infor Global Solutions; and Golden Gate Capital
Novell, Inc. / Attachmate Corporation
Syniverse Technologies, Inc. / The Carlyle Group
McAfee, Inc. / Intel Corporation
SonicWALL, Inc. / Thoma Bravo, LLC
Sybase, Inc. / SAP AG

BofA Merrill Lynch reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s next twelve months estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as NTM EBITDA. This review resulted in the following high, mean, median and low multiples:

All Selected Precedent Transactions	EV/NTM EBITDA
High	16.5	x
Mean	10.8	x
Median	10.7	x
Low	8.2	x

BofA Merrill Lynch then applied multiples of 10.0x to 12.0x derived from the selected transactions to Websense’s estimated NTM EBITDA. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of Websense were based on each of the management case and the street case (see “Item 3(iii): Financial Projections”). This analysis indicated the following approximate implied per share equity value reference ranges, rounded to the nearest $0.25, for Websense, as compared to the Consideration:

Implied Per Share Equity Value Reference Ranges
Street Case	Management Case	Consideration
$16.00-$19.00	$17.25-$20.50	$24.75

No company, business or transaction used in this analysis is identical or directly comparable to Websense or the Transaction. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Websense and the Transaction were compared.

Present Value of Future Stock Price Analysis. BofA Merrill Lynch performed an analysis of the present value of the implied future stock price of Websense during fiscal years 2015 and 2016 based on the management case and the street case. BofA Merrill Lynch applied calendar year 2014 EV/FCF multiples of 9.5x to 11.5x derived from the Selected Publicly Traded Companies Analysis discussed above to Websense’s fiscal year 2015 and fiscal year 2016 estimated FCF. BofA Merrill Lynch also then applied calendar year 2014 P/E multiples of 12.0x to 14.5x derived from the Selected Publicly Traded Companies Analysis discussed above to Websense’s fiscal year 2015 and fiscal year 2016 estimated earnings per share. The resulting implied future stock prices were then discounted to present value using a discount rate of 10.0%, which was based on an estimate of Websense’s cost of equity derived using the capital asset pricing model. Estimated financial data of Websense were based on each of the management case and the street case (see “Item 3(iii): Financial Projections”). This analysis indicated the following approximate implied per share equity value reference ranges, rounded to the nearest $0.25, for Websense, as compared to the Consideration:

Implied Per Share Equity Value Reference Ranges
	Street Case	Management Case	Consideration
2015E	$13.00-18.00	$15.25-$24.75	$24.75
2016E	$12.50-$17.25	$18.75-$25.00

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of Websense to calculate the estimated present value of the standalone unlevered, after-tax, free cash flows that Websense was forecasted to generate during the second fiscal quarter of Websense’s fiscal year 2013 through Websense’s fiscal year 2017 based on each of the management case (including certain sensitivities thereto as described below) and the street case (see “Item 3(iii): Financial Projections”). BofA Merrill Lynch calculated terminal values for Websense by applying terminal forward multiples of 9.0x to 11.0x to Websense’s fiscal year 2018 unlevered free cash flow. The cash flows and terminal values were then discounted to present value as of March 31, 2013 (utilizing a mid-point discounting convention), using discount rates ranging from 9.0% to 11.0%, which were based on an estimate of Websense’s weighted average cost of capital derived using the capital asset pricing model. As part of this analysis, BofA Merrill Lynch assumed a 25.0% tax rate as per Websense’s management and accounted for stock based compensation as a cash expense.

In addition, BofA Merrill Lynch performed a sensitivity analysis with respect to the results of the discounted cash flow analysis for the management case. In particular, BofA Merrill Lynch performed a discounted cash flow analysis based on the management case as described above but taking into account, at the direction of, and with the approval of, Websense, the following assumptions: (1) a fiscal year 2012 through 2017 billings compounded annual growth rate of 5.0% to 7.5%, (2) an implied fiscal year 2017 adjusted free cash flow margin of 10.0% to 18.0%, (3) a terminal forward multiple of 10.0x and (4) a discount rate of 10.0% (see “Item 3(iii): Financial Projections”).

This analysis indicated the following approximate implied per share equity value reference ranges, rounded to the nearest $0.25, for Websense, as compared to the Consideration:

Implied Per Share Equity Value Reference Ranges
Street Case	Management Case	Management Case Sensitivity	Consideration
$15.25-$18.75	$25.50-$31.75	$15.00-$25.00	$24.75

Selected Premiums Paid Analysis. BofA Merrill Lynch identified, to the extent publicly available, selected transactions for U.S.-based, publicly traded companies in the technology industry, announced since January 1, 2010. BofA Merrill Lynch calculated the premium over the target company’s closing stock price one day prior to the announcement of the transaction, or to the extent applicable, the target company’s unaffected stock price, of the per share price paid in each selected transaction.

1-Day Premium to Pre-Announcement Stock Price
Strategic Transactions
Mean	41.7%
Median	34.5%
Financial Sponsor Transactions
Mean	24.9%
Median	23.5%

BofA Merrill Lynch then applied a range of calculated premiums from 20%-30% for financial sponsor transactions and 30%-50% for strategic transactions to the estimated unaffected Company stock price per share of $15.50. Such price was determined by BofA Merrill Lynch at the direction of, and in consultation with, Websense, in order to approximate the implied Company stock price without the effect of market speculation that Websense would engage in a potential strategic transaction.

This analysis indicated the following approximate implied per share equity value reference ranges, rounded to the nearest $0.25, for Websense, as compared to the Consideration:

Implied Per Share Equity Value Reference Ranges		Consideration
Financial Sponsor Transactions	$18.50-$20.25	$24.75
Strategic Transactions	$20.25-$23.25

No company, business or transaction used in this analysis is identical or directly comparable to Websense or the Transaction. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Websense and the Transaction were compared.

Other Factors.

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including:

•

historical trading prices and trading volumes of Websense common stock during the six-month period ended May 17, 2013, which indicated that during such period closing prices ranged from $13.42 per share to $19.23 per share;

•

targets for Websense’s stock price published by 12 equity analysts during the period from April 25, 2013 to April 29, 2013 and ranging from $13.50 per share to $17.00 per share, excluding the lowest and highest price targets, discounted to present value using a 10.0% discount rate, which was based on an estimate of Websense’s cost of equity derived using the capital asset pricing model, resulting in an approximate implied per share equity value reference range, rounded to the nearest $0.25, for Websense of $12.25 to $15.50; and

•

an analysis of the estimated price per share a hypothetical financial sponsor buyer would pay in a leveraged buyout of Websense assuming a financial sponsor buyer would complete the transaction by June 30, 2013, seek to achieve a target internal rate of return of 20% to 30%, utilize total debt of $575 million, achieve $15 million in pro forma cost savings beginning in fiscal year 2014 and exit by December 31, 2017 at a next twelve months billings EBITDA (that is, EBITDA including the cash flow impact of change in deferred revenue) multiple of 8.0x, resulting in an approximate implied per share equity value reference ranges, rounded to the nearest $0.25, for Websense of $18.50 to $20.50 for the street case and $24.50 to $29.00 for the management case.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to Websense’s board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Websense and Parent. The estimates of the future performance of Websense and Parent in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Consideration and were provided to Websense’s board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of Websense or Parent.

The type and amount of consideration payable in the Transaction was determined through negotiations between Websense and Parent, rather than by any financial advisor, and was approved by Websense’s board of directors. The decision to enter into the Merger Agreement (as of May 19, 2013) was solely that of Websense’s board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by Websense’s board of directors in its evaluation of the proposed Transaction and should not be viewed as determinative of the views of Websense’s board of directors or management with respect to the Transaction or the Consideration.

The Company has agreed to pay BofA Merrill Lynch for its services in connection with the Transaction an aggregate fee currently estimated to be approximately $12 million, $500,000 of which was payable in connection with its opinion and the remainder of which is contingent upon the completion of the Transaction. In connection with its engagement, Websense has also agreed to pay BofA Merrill Lynch a quarterly retainer fee of $125,000 (subject to a minimum aggregate quarterly retainer fee of $500,000), which fees will be credited against the portion of the fee described in the preceding sentence that will be paid upon completion of the Transaction to the extent paid. The Company also has agreed to reimburse BofA Merrill Lynch for a portion of its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Websense, Parent and/or certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Websense and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (a) having acted or acting as administrative agent, book manager and joint lead arranger for, and/or as a lender under, certain term loans, letters of credit and credit facilities and other credit arrangements of Websense and certain of its affiliates, (b) having provided or providing certain derivatives, foreign exchange and other trading services to Websense and certain of its affiliates, and (c) having provided or providing certain treasury management products and services to Websense and certain of its affiliates. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with Websense and/or certain of its affiliates.

From January 1, 2011 through April 30, 2013, BofA Merrill Lynch and its affiliates received aggregate revenues from Websense and certain of its affiliates of approximately $4 million for corporate, commercial and investment banking services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent and/or certain of its affiliates, including Vista Equity Partners, LLC (“Vista Equity”) and certain of its affiliates and portfolio companies, and have received or in the future may receive compensation for the rendering of these services, including (a) having acted or acting as administrative agent, joint bookrunner and joint lead arranger for, and/or as a lender under, certain term loans, letters of credit and credit and leasing facilities and other credit arrangements of certain of Parent’s affiliates, including Vista Equity and certain of its affiliates and portfolio companies (including acquisition financing), (b) having provided or providing certain derivatives, foreign exchange and other trading services to certain of Parent’s affiliates, including Vista Equity and certain of its affiliates and portfolio companies, and (c) having provided or providing certain treasury management products and services to certain of Parent’s affiliates, including Vista Equity and certain of its affiliates and portfolio companies. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with Parent and/or certain of its affiliates, including Vista Equity and certain of its affiliates and portfolio companies.

From January 1, 2011 through April 30, 2013, BofA Merrill Lynch and its affiliates received aggregate revenues from Vista Equity and certain of its affiliates and portfolio companies of approximately $30 million for corporate, commercial and investment banking services unrelated to the Transaction.

(v)	Intent to Tender

To our knowledge, after making reasonable inquiry, all of Websense’s executive officers, directors, and affiliates currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity).

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

We retained BofA Merrill Lynch as our financial advisor in connection with the Transaction and, in connection with such engagement, BofA Merrill Lynch provided the opinion described in “Item 4. The Solicitation or Recommendation—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated,” which is filed as Annex II hereto and is incorporated herein by reference. Our board selected BofA Merrill Lynch as Websense’s financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction, its reputation in the investment community and its familiarity with Websense and its business. Pursuant to a letter agreement dated March 28, 2013, and effective April 1, 2013, we retained BofA Merrill Lynch to act as our financial advisor in connection with a review of defensive strategies, including strategic responses or any resulting sale of Websense. Under the terms of this engagement letter, we have agreed to pay BofA Merrill Lynch for its services in connection with the Transaction an aggregate fee currently estimated to be approximately $12 million, $500,000 of which was payable in connection with its opinion and the remainder of which is contingent upon the completion of the Transaction. In connection with its engagement, we also agreed to pay BofA Merrill Lynch a quarterly retainer fee of $125,000 (subject to a minimum aggregate quarterly retainer fee of $500,000), which fees will be credited against the portion of the fee described in the preceding sentence that will be paid upon completion of the Transaction to the extent paid. In addition, under the letter agreement, we agreed to reimburse BofA Merrill Lynch for a portion of its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under federal securities laws.

Except as set forth above, neither Websense nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Websense on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to shares of our common stock have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Bruce Coleman	4/4/2013	1,362	N/A	Gifted Shares to non- profit organization
Peter Waller	4/15/2013	1,500	$14.96	Exercise of Stock Option pursuant to 10b5-1 trading plan
Michael A. Newman	4/26/2013	2,000	$17.61	Shares sold pursuant to 10b5-1 trading plan.
John McCormack	4/30/2013	1,286	$11.0755	Purchase of Shares through ESPP
Michael A. Newman	4/30/2013	173	$11.0755	Purchase of Shares through ESPP
Didier Guibal	4/30/2013	1,919	$11.0755	Purchase of Shares through ESPP
Christian Waage	4/30/2013	1,221	$11.0755	Purchase of Shares through ESPP
Peter Waller	5/15/2013	1,500	$18.63	Exercise of Stock Option pursuant to 10b5-1 trading plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Websense, any subsidiary of Websense or any other person. Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Websense or any subsidiary of Websense, (ii) any purchase, sale or transfer of a material amount of assets by Websense or any its direct or indirect subsidiary or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Websense.

We have agreed to certain restrictions on our ability to solicit or initiate discussions or furnishing any person with information in connection with the encouragement or facilitation of an acquisition proposal and have, subject to certain exceptions described below, agreed to cease any current discussions and negotiations with third- parties for the purpose of facilitating competing acquisition proposals. These restrictions will continue until the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the time at which the Merger is consummated. Notwithstanding this limitation, prior to the consummation of the Offer or the adoption of the Merger Agreement by our stockholders if required to consummate the Merger, we may under certain circumstances provide information to third parties and clarify the terms and conditions with respect to any unsolicited alternative acquisition proposal that our board of directors has determined constitutes or could reasonably be expected to lead to a “Superior Offer” (which is generally defined to refer to a bona fide written acquisition proposal that our board of directors determines, in its good faith judgment, after consultation with its legal and financial advisors, is reasonably likely to be consummated and is more favorable from a financial point of view to our stockholders than the transactions contemplated by the Merger Agreement).

The Merger Agreement provides for a limited exception to the obligation to cease current negotiations and discussions with certain excluded persons until 11:59 p.m. on June 7, 2013. During this period, we may continue discussions and negotiations with certain persons or groups of persons who have made an acquisition proposal prior to May 19, 2013 and with whom we have been actively engaged in discussions or negotiations with respect to an acquisition proposal which could reasonably be expected to result in a Superior Offer.

Item 8.	Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Websense and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation.”

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to our board of directors other than at a meeting of our stockholders and is incorporated herein by reference.

Top-Up Option

We also granted to Parent and Merger Sub an option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price, from Websense the number of shares of our common stock (the “Top-Up Shares”) equal to the lesser of (i) the number of Top-Up Shares that, when added to the number shares of our common stock already directly or indirectly owned by Parent and Merger Sub following consummation of the Offer, constitutes one share more than 90% of the Total Share Number or (ii) the aggregate number of Top-Up Shares that Websense is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. If Parent, Merger Sub and any of their respective affiliates acquire at least 90% of the outstanding shares of our common stock, including through exercise of the Top-Up Option, the parties have agreed to take all necessary and appropriate action to complete the Merger through the “short form” procedures available under Delaware law.

For purposes of this Schedule 14D-9, “Total Share Number” means (w) the total outstanding shares of our common stock as of the expiration of the Offer plus (x) the aggregate number of shares of our common stock issuable to holders of Websense stock options from which Websense or its representatives have received notices of exercise prior to the expiration of the Offer (and as to which shares of our common stock have not yet been issued to such exercising holders of Websense stock options), plus (y) shares of our common stock issuable upon vesting of outstanding RSUs plus (z) the number of shares to be purchased by Merger Sub under the Top-Up Option.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Conditions to the Offer

The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Vote Required to Approve the Merger

On May 19, 2013, our board of directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, Websense and its stockholders, (ii) approved the execution, delivery and performance by Websense of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) authorized and approved the

Top-Up and the issuance of the Top-Up Shares, and (iv) resolved to recommend that the stockholders of Websense tender their Shares to Parent pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

Under Section 253 of the DGCL, if Merger Sub acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, determined on a fully diluted basis, Merger Sub will be able to effect the Merger after consummation of the Offer without a vote by our stockholders. If Merger Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under Delaware to effect the Merger. The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed through a one-step merger. We also intend to file a preliminary proxy statement for a special meeting of stockholders to approve the adoption of the Merger Agreement, and the transaction will be consummated either through the Offer followed by a merger or directly through a one-step merger depending on which transaction can be consummated first. If the Offer is consummated prior to the date of the special meeting to adopt the Merger Agreement, then the special meeting will not be held. The Company will not solicit votes for the special meeting, if ever, until the Offer has terminated.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203, our board of directors has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Websense who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of Websense to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of Websense’s stockholders is held to approve the Merger, Websense will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within ten days after the Effective Time, the Surviving Corporation in the Merger will be required to send a notice that the Merger has become effective to each stockholder who delivered to Websense a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within ten days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Antitrust Compliance.

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Merger Sub’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the fifteen (15) calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 24, 2013, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on June 10, 2013, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten (10) calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, absent the Parent’s and Websense’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Websense or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Legal Proceedings

On or about May 23, 2013, two putative class-action lawsuits (Coyne v. Websense, Inc., Case No. 37-2013-00050566-CU-SL-CTL, and Krieger v. Websense, Inc., Case No. 37-2013-00050132-CU-SL-STL (the “Complaints”)) were filed in the Superior Court of the State of California, County of San Diego, against: (a) the Company; (b) each member of the Company’s board of directors (including its chief executive officer); and (c) Vista Equity Partners, Vista Equity Partners Fund IV, L.P., Tomahawk Acquisition, LLC, and Tomahawk Merger Sub, Inc. (collectively the “Vista Entities”). The Complaints allege that the Company’s directors breached their fiduciary duties in connection with the proposed sale of the Company to the Vista Entities, and that the other defendants aided and abetted these alleged breaches of fiduciary duty. Specifically, the Complaints assert that the Company’s directors breached their fiduciary duties to the Company’s public stockholders by, among other things, (i) agreeing to sell the Company to the Vista Entities at an unfair price, (ii) implementing an unfair process and (iii) agreeing to certain provisions of the Merger Agreement that are alleged to favor the Vista Entities and deter alternative bids. The Complaints seek injunctive relief and, among other remedies, and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. The Company intends to vigorously defend against these claims. The foregoing description is qualified in its entirety by reference to the Complaints which are attached to the Schedule TO as Exhibit 99(a)(5)(A) and Exhibit 99(a)(5)(B).

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the possibility that the transaction may not be timely completed, if at all; and that, prior to the completion of the transaction, if at all, our business may experience significant disruptions due to transaction-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the United States Securities Exchange Commission, including our annual report on Form 10-K for the fiscal year ended December 31, 2012 and quarterly and current reports on Form 10-Q and 8-K, the Tender Offer Statement on Schedule TO and other tender offer documents filed by Merger Sub and Parent and the Proxy Statement on Schedule 14A to be filed by Websense. All of these materials related to the Transactions (and all other Transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by the Company with the SEC by contacting Investor Relations at 10240 Sorrento Valley Road, San Diego, California 92121, Phone 858-320-9364 or by email through Websense’s investor relations page at http://investor.websense.com/contactus.cfm. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 28, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Tomahawk Merger Sub, Inc. and Tomahawk Acquisition, LLC, filed with the Securities and Exchange Commission on May 28, 2013 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal for Shares (including Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on May 28, 2013 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(F)	Joint Press release issued by Websense, Inc. and Vista Equity Partners Fund IV, L.P., dated May 20, 2013 (incorporated herein by reference to the press release filed under the cover of Schedule 14D-9C by Websense, Inc. on May 20, 2013).

(a)(1)(G)	Joint Press Release issued by Websense and Vista Equity Partners Fund IV, L.P. on May 28, 2013 (incorporated herein by reference to Exhibit 99.1 to Websense’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 28, 2013).

(a)(1)(H)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).

(a)(5)(A)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Board of Directors of Websense, Inc. dated May 19, 2013 (incorporated by referenced to Annex II attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated May 19, 2013, by and among Websense, Inc., Tomahawk Acquisition, LLC, and Tomahawk Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Websense, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2013).

(e)(2)	Confidentiality Agreement, dated April 8, 2013, between Websense, Inc. and Vista Equity Partners III, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Employment Agreement by and between Websense, Inc. and John McCormack, dated January 10, 2013 (incorporated by reference to Exhibit 10.2 to Websense, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2013).

(e)(4)	Employment Agreement by and between Websense, Inc. and Didier Guibal, dated July 14, 2009 (incorporated by reference to Exhibit 10.6 to Websense, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2010).

(e)(5)	Employment Agreement by and between Websense, Inc. and Russ Dietz, dated October 23, 2012 (incorporated by reference to Exhibit 10.3 to Websense, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 20, 2013).

(e)(6)	Employment Agreement by and between Websense, Inc. and Christian Waage, dated June 12, 2012 (incorporated by reference to Exhibit 10.3 to Websense, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2012).

Exhibit No.	Description

(e)(7)	Form of Indemnification Agreement between Websense, Inc. and its directors (incorporated by reference to Exhibit 10.14 to Websense, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 3, 2000 (Commission File No. 333-95619)).

(e)(8)	Form of Indemnification Agreement between Websense, Inc. and its officers (incorporated by reference to Exhibit 10.15 to Websense, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 3, 2000 (Commission File No. 333-95619)).

(e)(9)	Form of Restricted Stock Unit Award Agreement under the 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Websense, Inc.’s Current Report on Form 8-K filed with the SEC on June 19, 2009).

(e)(10)	Form of Non-Discretionary Stock Option Agreement under the 2009 Equity Incentive Plan and Form of Early Exercise Stock Purchase Agreement under the 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Websense, Inc.’s Current Report on Form 8-K filed with the SEC on June 19, 2009).

(e)(11)	Form of Non-Discretionary Restricted Stock Unit Award Agreement under the 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Websense, Inc.’s Current Report on Form 8-K filed with the SEC on June 19, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEBSENSE, INC.

By:	/s/ Christian Waage
Christian Waage

Title:	Vice President, General Counsel and Corporate Secretary

Dated: May 29, 2013

Annex I—Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

Annex II—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Board of Directors of Websense, Inc., dated May 19, 2013.

Annex III—Section 262 of the Delaware General Corporation Law.

ANNEX I

WEBSENSE, INC.

10240 SORRENTO VALLEY ROAD

SAN DIEGO, CALIFORNIA 92121

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

Websense, Inc. (“Websense,” the “Company,” “we” or “our”) is mailing this Information Statement on or about May 29, 2013 to holders of our common stock as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The Schedule 14D-9 relates to our position with respect to the tender offer by Tomahawk Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Tomahawk Acquisition, LLC, a Delaware limited liability company (“Parent”), for all of our issued and outstanding shares of common stock. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on our board of directors. Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of May 19, 2013, by and among Websense, Parent and Merger Sub (the “Merger Agreement”).

Pursuant to the Merger Agreement, Merger Sub commenced a cash tender offer on May 28, 2013 to purchase all of our issued and outstanding shares at a price of $24.75 per share, net to the holder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 28, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The initial expiration date of the Offer is 9:00 a.m., New York City time, on June 25, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Merger Sub will purchase all shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to shareholders and are filed as exhibits to the Schedule 14D-9 filed by Websense with the Securities and Exchange Commission (the “SEC”) on May 29, 2013.

The Merger Agreement provides that, upon acceptance for payment of shares pursuant to and subject to the conditions of the Offer, Parent shall be entitled to designate, from time to time, to serve on our board of directors, such number of directors as will give Parent representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on our board of directors (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) by (ii) the percentage that (A) the number of shares owned by Parent and its subsidiaries (including shares accepted for payment pursuant to the Offer) bears to (B) the number of shares then outstanding. Subject to applicable law, we have agreed to take, upon Parent’s request, all action requested by Parent necessary to cause Parent’s designees to be elected or appointed to our board of directors, including (at the election of Parent) obtaining resignations of incumbent directors and, subject to our certificate of incorporation and bylaws, increasing the size of our board of directors. As a result, Parent will have the ability to designate a majority of our board of directors following the consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Parent’s designees to our board of directors. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent and Merger Sub’s designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES

Parent has determined that Parent’s designees to the board of directors of Websense will be Brian Sheth, Martin Taylor, James Ford and Michael Fosnaugh (the “Potential Designees”). Parent has informed Websense that each of the Potential Designees has consented to act as a director of Websense, if so designated. The following is a brief biography of each of our directors and executive officers as of May 28, 2013.

Brian Sheth, age 37, co-founded Vista Equity Partners (“Vista”), the indirect parent of Merger Sub, with Robert Smith in 2000 and is Vista’s President. He is Vice-Chairman of the investment committee and is actively involved in the execution of all of the investment activities for the portfolio. Mr. Sheth sits on the boards of Accruent, Aptean, Bullhorn, MRI Software, Relias Learning, SirsiDynix, SumTotal Systems, Taxware, Vitera, and Zywave. Prior to joining Vista, Mr. Sheth worked at Bain Capital, where he focused on leveraged buyouts of technology companies. Mr. Sheth also previously worked in the Mergers and Acquisitions Groups at Goldman, Sachs & Co. and Deutsche Morgan Grenfell. In addition to his responsibilities at Vista, Mr. Sheth is a Director at Waterfall Mobile, MarVista Entertainment, and Global Wildlife Conservation. Mr. Sheth received a B.S. in Economics from The University of Pennsylvania.

Martin Taylor, age 43, joined Vista in 2006 and is the President of Vista Consulting Group. He is also a member of Vista’s investment committee. Mr. Taylor currently sits on or participates in the boards of all Vista portfolio companies. Prior to joining Vista, Mr. Taylor spent over 13 years at Microsoft. His most recent role was Corporate Vice President of Windows Live and MSN. During his tenure at Microsoft, he managed corporate strategy, sales, product marketing, and various segment focused teams in North America and LATAM. Mr. Taylor served as general manager of Platform Strategy at Microsoft, responsible for Windows Server System™ business strategy and competitive strategy efforts across the company. Mr. Taylor also served as Chief of Staff and Director of Business Strategy at Microsoft.

James Ford, age 37, joined Vista in 2000 and is the firm’s COO. In addition to his role on the investment committee, Mr. Ford manages the firm’s deal outreach initiatives, personnel development and leads transaction teams. Mr. Ford sits on the board of P2 Energy Solutions. He was actively involved in Vista’s investments in SER, SourceNet Solutions, SRC Software, Aspect Communications, and Ventyx. Prior to joining Vista, Mr. Ford worked in the Mergers and Acquisitions Group at Goldman, Sachs & Co., where he advised clients in a variety of industries including consumer products, chemicals, energy and power, and media. Mr. Ford received a B.A. in Economics from Amherst College.

Michael Fosnaugh, age 34, joined Vista Equity Partners in 2005. He currently works with the firm’s investments in MRI Software and SirsiDynix, and sits on the boards of Vitera and Zywave. Prior to joining Vista, Mr. Fosnaugh worked in the Technology, Media & Telecommunications Group at SG Cowen & Co.

None of the Potential Designees (1) is currently a director of, or holds any position with, Websense, or (2) to our knowledge, has a familial relationship with any directors or executive officers of Websense. Websense has been advised that, to the knowledge of Merger Sub and Parent, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of Websense and none have been involved in any transactions with Websense or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent and Merger Sub have informed Websense that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Potential Designees may assume office at any time following the purchase by Merger Sub of shares of our common stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 9:00a.m., New York City time, on June 25, 2013. It is currently not known which, if any, of the current directors of Websense would resign.

CERTAIN INFORMATION CONCERNING OUTSTANDING SECURITIES

The authorized capital stock of Websense consists of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock, par value $0.01 per share. As of the close of business on May 19, 2013 there were 36,664,755 shares of common stock outstanding and no shares of preferred stock outstanding. As of the date of this Information Statement, Parent and its affiliates do not own any shares of our common stock.

The common stock is the only class of voting securities of Websense outstanding that is entitled to vote at a meeting of stockholders of Websense. Each share of our common stock entitles its record holder to one vote on all matters submitted to a vote of Websense’s stockholders.

CURRENT DIRECTORS AND OFFICERS OF THE COMPANY

The following sets forth certain information as of May 19, 2013 about our directors and our Chief Executive Officer or Chief Financial Officer and the other three most highly compensated executive officers during the fiscal years ended December 31, 2012, 2011 and 2010 (the “named executive officers”):

Name	Age	Position
John B. Carrington	69	Director
Charles M. Boesenberg	64	Director
Bruce T. Coleman	74	Director
John McCormack	54	Director and Chief Executive Officer
John F. Schaefer	70	Director
Mark S. St.Clare	65	Director
Gary E. Sutton	70	Director
Peter C. Waller	58	Director
Michael A. Newman	44	Executive Vice President and Chief Financial Officer
Didier Guibal	50	Executive Vice President, Worldwide Sales
Russ Dietz	50	Executive Vice President, Chief Technology Officer
Christian Waage	46	Vice President, General Counsel and Corporate Secretary
Gene Hodges	61	Former Chief Executive Officer

Our board of directors currently consists of eight directors. Each of our eight directors’ terms expire at our annual meeting on June 12, 2013. Seven of our existing directors have been nominated for re-election at the annual meeting. As such, as of June 12, 2013, our board of directors will consist of seven directors.

EXECUTIVE OFFICERS AND DIRECTORS

The following is a brief biography of each of our directors and executive officers as of May 19, 2013.

John B. Carrington has served as a director and Chairman of our board of directors since June 1999. Mr. Carrington also served as our CEO from May 1999 to January 2006, as well as our President from May 1999 to January 2003 and from August 2005 to January 2006. Prior to joining Websense, Mr. Carrington was Chairman, CEO and President of Artios, Inc., a provider of hardware and software design solutions to companies in the packaging industry, from August 1996 until it was acquired by BARCO n.a. in December 1998. He received his B.S. in Business Administration from the University of Texas. Mr. Carrington has extensive high-level management experience in the software industry. He also has significant knowledge of our operations and insight into our strategic plans as a result of his prior role as Websense’s CEO.

Charles M. Boesenberg has served as a director of Websense since January 2013. Mr. Boesenberg served as a director of Ancestry.com Inc., a provider of Web-based family services, from July 2006 to December 2012, and as Chairman of the board of directors from October 2010 to December 2012. From January 2002 to June 2006, Mr. Boesenberg served as the President and CEO at NetIQ Corporation, a provider of enterprise software, and he also served as the Chairman of the board of directors at NetIQ Corporation from August 2002 to June 2006. Mr. Boesenberg served as a director of Interwoven, Inc., a provider of enterprise content management solutions, from July 2006 to March 2009, as lead independent director of Maxtor Corporation from January 2002 until May 2006, as a director of Onyx Software Corporation from December 2005 to June 2006, as a director of Macromedia, Inc. from December 2004 to December 2006, and as a director of Symantec Corporation from June 1994 to September 2002. From March 2000 to December 2001, Mr. Boesenberg served as the President of Post PC Ventures, a management and investment group. Mr. Boesenberg currently serves on the board of directors of Callidus Software, Inc., a publicly held provider of sales performance management and incentive compensation software; Boingo Wireless, Inc., a publicly held internet software and services provider; Keynote Systems, Inc., a publicly held provider of on-demand test and measurement products for mobile communications and Internet performance; and Silicon Graphics International Corp., a publicly held provider of technical computing solutions. Mr. Boesenberg holds a B.S. in mechanical engineering from Rose-Hulman Institute of Technology and an M.S. in business administration from Boston University.

Bruce T. Coleman served as our interim CEO from November 1998 to May 1999, and continues to serve as a director of Websense, a position he has held since November 1998. Since November 1991, he has served as the CEO of El Salto Advisors, an interim executive firm. From April 2008 to November 2008, Mr. Coleman served as CEO of Openwave Systems, Inc., a provider of software and services for the mobile and cable industries. From November 2007 to April 2008, Mr. Coleman served as CEO of WebTrends, Inc., an Internet analytics company. From October 2006 to April 2007, Mr. Coleman served as interim CEO of WatchGuard Technologies, Inc., a provider of Internet security services. Mr. Coleman previously served on the board of directors of Printronix, Inc. He received a B.A. in Economics from Trinity College and an M.B.A. from Harvard Business School. Through his work as an interim CEO for numerous high tech companies and as a traditional CEO for four companies, Mr. Coleman has demonstrated relevant financial and management experience in a wide variety of operating environments, including relevant experience in our industry through his work with Openwave Systems, WebTrends and WatchGuard Technologies.

John F. Schaefer has served as a director of Websense since May 2001. In July, 2010, Mr. Schaefer joined the board of directors of Intevac, Inc., a publicly held provider of advanced equipment and products to the hard disk drive, solar, semiconductor and photonics industries. From November 1994 to April 2001, Mr. Schaefer served as Chairman and CEO of Phase Metrics, Inc., which was a publicly traded producer of technically advanced process and production test equipment for the data storage industry until substantially all of its assets were purchased by KLA-Tencor Corporation. From 1992 to 1994, Mr. Schaefer was President, Chief Operating Officer (“COO”) and a director of McGaw, Inc., a producer of intravenous medical products and devices. He received a B.S. in Engineering from the United States Naval Academy and an M.B.A. from Harvard Business School.

Mark S. St.Clare has served as a director since October 2002. Since June 2007, Mr. St.Clare has served on our board of directors of Auxilio, Inc., a publicly held healthcare document services company. From November 2000 to October 2002, Mr. St.Clare served as Chief Financial Officer of Access360, a provider of identity management software, until that company’s acquisition by IBM. Mr. St.Clare previously served as Chief Financial Officer of Nexgenix, Inc., a supplier of Internet professional services, from February 2000 to November 2000. From January 1985 to February 2000, Mr. St.Clare served as Senior Vice President and Chief Financial Officer of FileNET Corporation, a publicly held software company. Mr. St.Clare also served as Corporate Secretary of FileNET from June 1993 to February 1999. He received a B.S. in Business Administration from the University of Denver.

Gary E. Sutton has served as a director of Websense since June 1999. Mr. Sutton retired in August 2000 from Skydesk, Inc., a provider of online data protection services, after serving as its President, CEO and Chairman since January 1996. From 1990 to 1995, Mr. Sutton was chairman of Knight Protective Industries, a security systems provider. Mr. Sutton was also a co-founder of Teledesic, Inc., a low-earth orbit telecommunications service. He received his B.S. from Iowa State University. Also, Mr. Sutton is an active investor in start-up enterprises which provides our board of directors perspective on emerging areas in our security software market.

Peter C. Waller has served as a director of Websense since March 2001. From July 2009 to November 2010, Mr. Waller served as the CEO of Corinthian Colleges, Inc., one of the largest for-profit post-secondary education systems in North America. Mr. Waller previously served as President and COO of Corinthian Colleges from February 2006 to June 2009. From October 2004 to January 2006, Mr. Waller served as Executive Partner of ThreeSixty Sourcing, a provider of imported consumer goods, where he served as CEO from March 2001 until October 2004. From June 1997 to July 2000, Mr. Waller served as the President of Taco Bell Corp., an international food service chain that became a subsidiary of Tricon Global Restaurants after it was spun off from Pepsico in 1997. Mr. Waller previously served as Chief Marketing Officer of Taco Bell Corp. from January 1996 to May 1997. From 1990 to 1995, Mr. Waller held senior marketing positions with KFC, an international food service chain, in Western Europe, Australia and for the last two of those years, as Chief Marketing Officer of the USA operations. Mr. Waller received his M.A. from Oxford University, England. The Nominating Committee believes that Mr. Waller’s experience as a CEO provides our board of directors with an expanded perspective on the operations and management policies of a publicly traded company outside of our core market. In addition, Mr. Waller is an accomplished senior executive in marketing and branding with experience in both the U.S. and international markets.

John McCormack became Websense’s CEO in January 2013. Mr. McCormack previously served as Websense’s President from April 2009 to January 2013 and as Senior Vice President, Product Development of Websense from July 2006 to April 2009. He has been a director of Websense since January 2013. Prior to joining Websense, Mr. McCormack was Vice President of Engineering for Symantec Corporation, a publicly held security software company. Mr. McCormack joined Symantec through the acquisition of Sygate Technologies, Inc., a provider of network access software, where he was Senior Vice President of Product Development from May 2004 to October 2005. From 1997 to 2004, Mr. McCormack served in various capacities for Cisco Systems, Inc., a publicly held computer hardware and software company, lastly as General Manager of the Secure Managed Networks Business Unit. Mr. McCormack received his B.S. in Computer Science from the University of New Hampshire and an M.S. in Information Management from the Engineering Management School of the George Washington University.

Michael Newman is Executive Vice President and Chief Financial Officer for Websense, Inc. An experienced executive in the technology sector, he has executive responsibility for finance, tax, accounting, internal audit, investor relations, human resources, facilities and administration, and legal. Mr. Newman has been a member of the executive committee since joining the Company in 2002. He is actively involved in the development and execution of the company’s strategies, including the Company’s transformation strategy, acquisitions, and patent portfolio expansion. Additionally, Mr. Newman supports the Governance, Audit and

Compensation Committees of our board of directors. Prior to joining Websense in 2002, Mr. Newman served as a senior attorney specializing in securities, finance and corporate development at Gateway Inc., a leading PC manufacturer. Before Gateway, Mr. Newman practiced law at Cooley Godward LLP, a leader in the representation of high-growth information technology and life sciences companies. Prior to Cooley Godward, he was an attorney with Latham & Watkins, one of the world’s largest law firms. Mr. Newman received his J.D. cum laude from Harvard Law School, after graduating magna cum laude from Georgetown University with a B.S. in finance.

Didier Guibal is Executive Vice President of Worldwide Sales at Websense, Inc. He is responsible for helping accelerate Websense growth by leading the Company’s global sales organization. Mr. Guibal brings more than 20 years of experience in the industry as a sales and marketing executive, more than half of it as a senior executive at publicly traded companies. He was most recently president of Panda Security, where he oversaw the company’s U.S. corporate and consumer security products business and architected the company’s turnaround strategy. Reporting to the CEO, he worked closely with the board and the management team to define and roll out best practices throughout the organization and drive the strategy to bring the organization back to growth. For more than six years, Mr. Guibal was vice president of sales at Rightnow Technologies, a successful pioneer in software-as-a-service (SaaS) business applications, and grew the business from the early start up phase to a successful IPO and beyond. At security vendor McAfee, he grew through the ranks and held multiple strategic roles from managing director for Southern Europe to Vice President of EMEA and Latin America Sales, then Vice President Worldwide Marketing and Alliances and Vice President of Sales-Americas. His background also includes sales roles at Sun Microsystems, Wyse Technologies and UNILOG. He received a master’s degree in business at Sup de Co-Business School in Montpellier, France.

Russ Dietz is the Chief Technology Officer and Executive Vice President of Products for Websense. He is responsible for leading Websense security technology and product strategy, innovation and research and development. He also oversees the Websense engineering, product management and security labs teams. Mr. Dietz has more than 30 years of experience in the technology and security space. With a proven track record of success as CTO for multiple high-tech companies, he has achieved landmark results with hardware, software and systems security companies. Mr. Dietz is also a recognized pioneer and innovator in the cloud computing and virtualization security solution areas. In addition, he currently holds more than 20 patents in encryption, authentication and network traffic behavior and analysis in the United States, European Union, Japan and China. Prior to Websense, Mr. Dietz was CTO and CVP for SafeNet, where he led their global research and development operation and the strategic positioning and migration of new technologies into SafeNet’s portfolio. As CTO for Hifn Inc., he defined the next generation of security, service, and network processing solutions. While serving as CTO for Apptitude Inc., Mr. Dietz drove the vision, strategy, and architecture of application and network flow classification solutions. Mr. Dietz was previously the founder and vice president of Engineering for Technically Elite, held various management and technical spots at Magnavox Electronic Systems and Digital Equipment Corporation, and was a technical author for the Digital News and Review technical journal. He is an active member of the Cloud Security Alliance (CSA), Trusted Computing Group (TCG), Internet Engineering Task Force (IETF), Institute of Electrical and Electronics Engineers (IEEE), Metro Ethernet Forum (MEF) and the Cloud Computing Interoperability Forum (CCIF).

Christian Waage is Vice President, General Counsel for Websense. He is responsible for all areas of legal guidance for the Company. Prior to joining Websense, Mr. Waage served as general counsel for Ardea Biosciences, Inc., a biotechnology company that was acquired by AstraZeneca PLC. Before Ardea, Mr. Waage was a corporate and securities partner at DLA Piper LLP, a leader in the representation of technology and life sciences companies, from early stage, venture capital financed startups to Fortune 500 companies. Mr. Waage received his J.D. from the University of San Diego, School of Law and a B.A. in economics from the University of California, San Diego.

CORPORATE GOVERNANCE AND BOARD MATTERS

Board and Shareholder Matters

Independence

As required under The NASDAQ Stock Market (“Nasdaq”) listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. Our board of directors consults with legal counsel to ensure that our board of directors’ determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent Nasdaq listing standards, as in effect time to time.

Our current board of directors consists of eight directors, one of whom is currently employed by Websense. Our board of directors conducted an annual review of all relevant identified transactions and relationships between each director, or any of his family members, and Websense, our senior management and our independent registered public accounting firm. After consultation with Websense’s counsel, our board of directors determined that all non-employee directors, which include Mr. Carrington, Mr. Boesenberg, Mr. Coleman, Mr. Schaefer, Mr. St.Clare, Mr. Sutton, and Mr. Waller, are independent directors within the meaning of the applicable NASDAQ Stock Market (“NASDAQ”) listing standards. In making this determination, our board of directors found that none of the directors or nominees for director had a material or other disqualifying relationship with Websense. Mr. Carrington, our Chairman and former President and CEO, was employed by Websense through June 2006, and, because his employment ended seven years ago, our board of directors has determined Mr. Carrington to be independent. Mr. McCormack, our current CEO, is not independent by virtue of his current employment with Websense.

Board Meetings

Our board of directors met 15 times during the last fiscal year. Each member of our board of directors attended 85% or more of the aggregate number of the meetings of our board of directors and of the committees on which he served, held during the portion of the last fiscal year for which he was a director or committee member, respectively. As required under applicable NASDAQ listing standards, in fiscal 2012, our independent directors met five times in regularly scheduled executive sessions at which only independent directors were present. Persons interested in communicating with the independent directors regarding their concerns or issues may address correspondence to a particular director or to the independent directors generally, in care of Websense at 10240 Sorrento Valley Road, San Diego, California 92121. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chairpersons of the various committees of our board of directors: the Audit Committee, the Compensation Committee, or the Nominating and Corporate Governance Committee (the “Nominating Committee”).

Stockholder Communications

We have a formal process by which stockholders may communicate with our board of directors. Stockholders who wish to communicate with our board of directors may do so by sending written communications addressed to the Corporate Secretary of Websense at 10240 Sorrento Valley Road, San Diego, California 92121. All communications will be compiled by the Corporate Secretary of Websense and submitted to our board of directors or the individual directors on a periodic basis. These communications will be reviewed by one or more officers of Websense designated by our board of directors, who will determine whether they should be presented to our board of directors. The purpose of this screening is to allow our board of directors to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and hostile communications). All communications directed to the Audit Committee in accordance with our Code of Business Conduct that relate to questionable accounting or auditing matters involving Websense will be promptly and directly forwarded to the Audit Committee.

Audit Committee

The Audit Committee of our board of directors was established by our board of directors in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee our corporate accounting and financial reporting processes and audits of our financial statements. The Audit Committee consists of Charles M. Boesenberg, Bruce T. Coleman, John F. Schaefer and Gary E. Sutton. The Audit Committee met 14 times during the last fiscal year.

The Audit Committee evaluates the performance, and assesses the qualifications of, the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; reviews and approves the appropriateness of the terms of engagement, including compensation and any indemnification provisions with the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; reviews and approves or rejects transactions between Websense and any related persons; confers with management and the independent registered public accounting firm regarding the effectiveness of internal control over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; is directly responsible for the appointment of the Senior Director of Internal Audit and meets separately with the Senior Director of Internal Audit at least annually; and reviews and discusses with management and the independent registered public accounting firm the annual audited financial statements and quarterly financial statements, including Websense’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In addition, the Audit Committee reviews and discusses with management and, as appropriate, the independent registered public accounting firm, our guidelines and policies with respect to risk assessment and risk management including our major financial risk exposures and the steps taken by management to monitor and control such exposures. The Audit Committee has adopted a written Audit Committee Charter that is available to stockholders on our corporate website at http://investor.websense.com/.

Our board of directors annually reviews the composition of the Audit Committee, including the NASDAQ listing standards’ definition of independence for Audit Committee members, and has determined that the Audit Committee is composed pursuant to Rule 5605(c)(2) of the NASDAQ listing standards and that all members of our Audit Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). Our board of directors has also determined that all members of the Audit Committee qualify as “audit committee financial experts,” as defined in applicable Securities and Exchange Commission (“SEC”) rules. Our board of directors made a qualitative assessment of each Audit Committee member’s level of knowledge and experience based on a number of factors, including their formal education, experience as a principal financial officer for public reporting companies and/or experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions.

Compensation Committee

The Compensation Committee consists of Bruce T. Coleman, John F. Schaefer and Peter C. Waller all of whom are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Compensation Committee met 17 times during the last fiscal year.

The Compensation Committee acts on behalf of our board of directors to review, adopt and oversee our compensation strategy, policies, plans and programs including: the establishment of corporate and individual performance objectives relevant to the compensation of our executive officers, other senior management and directors, and evaluation of performance in light of these stated objectives; the determination of whether Websense’s compensation policies create risk-taking incentives that are reasonably likely to have a material adverse effect on Websense; the review and approval of the compensation and other terms of employment or service, including severance and change-in-control arrangements, of our CEO and the other executive officers and directors; administration of our equity and other incentive compensation plans; and the review with management and approval of our disclosures under the caption “Compensation Discussion and Analysis” for use in any of Websense’s annual reports on Form 10-K, registration statements, proxy statements or information statements.

Nominating and Corporate Governance Committee

The Nominating Committee is responsible for identifying, reviewing and evaluating candidates to serve as directors of Websense (consistent with criteria approved by our board of directors), reviewing and evaluating incumbent directors, periodically assessing the independence of directors, selecting candidates for election to our board of directors, making recommendations to our board of directors regarding the membership of the committees of our board of directors, assessing the performance of our board of directors, and developing a set of corporate governance principles for Websense. The Nominating Committee consists of Bruce T. Coleman, Gary E. Sutton and Peter C. Waller, all of whom are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Nominating and Corporate Governance Committee met 6 times during the last fiscal year.

The Nominating Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements and the highest personal integrity and ethics. In considering candidates for director, the Nominating Committee also intends to consider all relevant factors, which may include, among others, possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of Websense, demonstrating excellence in his or her field, diversity in personal and professional backgrounds, skills and experience, including appropriate financial and other expertise relevant to Websense’s business, having the ability to exercise sound business judgment and having the commitment to represent rigorously the long-term interests of our stockholders. Under our Corporate Governance Guidelines, directors may be on no more than four additional public company boards of directors. A member of our board of directors, including the CEO, who ceases to be actively employed in his or her principal business or profession, or experiences other changed circumstances that could pose a conflict of interest, diminish his or her effectiveness as a member of our board of directors, or otherwise be detrimental to us, shall offer to resign from our board of directors. The Nominating Committee will then evaluate whether our board of directors should accept the resignation based on a review of whether the individual continues to satisfy our membership criteria in light of his or her changed circumstances. Other than the limitations in the Corporate Governance Guidelines, the Nominating Committee retains the right to modify the director qualifications from time to time.

Candidates for director nominees are reviewed in the context of the current composition of our board of directors, our operating requirements and the long-term interests of stockholders. In conducting this assessment, the Nominating Committee typically considers age, diversity, education, experience, skills, and such other factors as it deems appropriate given the current needs of our board of directors and Websense to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating Committee reviews these directors’ overall service to Websense during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair these directors’ independence. In the case of new director candidates, the policy of the Nominating Committee is to determine whether the nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating Committee’s policy is to use our board’s and management’s network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm, and then to conduct any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of our board of directors. In 2012, the Nominating Committee engaged Spencer Stuart, a professional search firm, to assist with identifying qualified candidates for our board of directors. The search process, which remains ongoing, resulted in the election of Mr. Boesenberg to our board of directors. The Nominating Committee meets to discuss and consider such candidates’ qualifications and then selects a nominee by majority vote.

The Nominating Committee will consider director candidates recommended by stockholders. The Nominating Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Nominating Committee to become nominees for election to our board of directors may do so by delivering a written recommendation to the Nominating Committee at the following address: 10240 Sorrento Valley Road, San Diego, California 92121, not less than 120 days prior to the first anniversary of the preceding year’s annual meeting. Submissions must include with respect to each person whom the nominating stockholder proposes to nominate for election or re-election as a director: (i) the name, age, business address and residence address of the proposed nominee, (ii) the principal occupation or employment of the proposed nominee, (iii) the class and number of shares of Websense that are beneficially owned by the proposed nominee, (iv) the date or dates on which the shares were acquired and the investment intent of the acquisition, (v) a description of all arrangements or understandings between the nominating stockholder and the proposed nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the nominating stockholder, and (vi) any other information relating to the proposed nominee that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including without limitation the proposed nominee’s written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected). The nominating stockholder must also include: (i) the name and address, as they appear on our books, of the nominating stockholder, (ii) the class and number of shares of Websense common stock which are beneficially owned by the nominating stockholder, and (iii) any material interest of the nominating stockholder in such nomination.

Our Corporate Governance Guidelines include a set of Equity Ownership Guidelines, which are intended to align the interests of the directors with those of our stockholders and to promote our commitment to sound corporate governance. The Equity Ownership Guidelines apply to all of the non-employee members of our board of directors (each, a “Non-Employee Director”), and require each Non-Employee Director to accumulate and maintain a number of shares of our stock, restricted stock, or RSUs equal to three times the Non-Employee Director’s annual retainer divided by the closing price of our common stock on the later of the date our board of directors adopted the Equity Ownership Guidelines or the date the director first became a Non-Employee Director. Each Non-Employee Director should accumulate this number of shares within five years of the later of the date our board of directors adopted the Equity Ownership Guidelines or the date the director first became a Non-Employee Director. The required number of shares is recalculated on the first business day of each fiscal year and whenever a board member’s annual retainer changes. If the required number of shares is recalculated within one year before the end of a Non-Employee Director’s five-year compliance period, the Non-Employee Director should accumulate the required number of shares within one year following the date of the recalculation. This summary is qualified in its entirety by reference to the complete text of our Corporate Governance Guidelines, which can be obtained from our website at http://investor.websense.com/.

Role of our board of directors in Risk Oversight

One of our board’s key functions is informed oversight of Websense’s risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. Our board of directors regularly receives presentations from Websense’s senior management concerning financial, operational, product development and strategy and legal matters that cover areas of operational, competitive, financial and legal risk for Websense and monitors and assesses strategic risk exposure, determining the nature and level of risk appropriate for Websense. The Audit Committee and the full board of directors consider the risks associated with

Websense’s business model and worldwide operations and focus review on risk areas for software companies with substantial international operations, including revenue recognition, currency-related risks, hedging-related risks and income tax-related risks. The Audit Committee and full board of directors also regularly review our compliance with covenants in our credit facility, our level of cash reserves and our uses of cash. The Compensation Committee assesses and monitors whether any of Websense’s compensation policies and programs have the potential to encourage excessive risk-taking. The General Counsel reports to our board of directors on litigation and material claims threatened or brought against Websense. Websense employs an internal audit function and the internal audit team is responsible for review of internal procedures for identifying and addressing operational risks and for assessing the adequacy of internal controls over financial reporting. The Senior Director of Internal Audit reports jointly to the Audit Committee and to our Chief Financial Officer (“CFO”) and regularly participates in Audit Committee meetings.

Board Leadership Structure

Our board of directors also provides oversight of management and holds it accountable for performance. Our board of directors has determined that this responsibility is best served when our board of directors functions as a body distinct from management, capable of objective judgment regarding management’s performance. Accordingly, our board of directors has determined the position of Chairman should be distinct from the position of CEO in order to provide our board of directors with independent leadership.

Our board of directors annually selects one independent director to serve as the Lead Independent Director for all meetings of the non-management directors held in executive session in order to further balance the power amongst our board of directors. The Lead Independent Director is also responsible for presiding at all meetings of our board of directors at which the Chairman is not present; serving as liaison between the Chairman and the other independent directors; approving information sent to our board of directors, meeting agendas for our board of directors and meeting schedules; and calling meetings of the independent directors as needed or appropriate. The Lead Independent Director also has other authority and responsibilities that are described in the charter of the Lead Independent Director and in our Bylaws, both of which are available at http://investor.websense.com/. John F. Schaefer currently serves as the Lead Independent Director.

Certain Transactions and Business Relationships

We have a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Websense and any “related person” are participants involving an amount that exceeds $50,000. Transactions involving compensation for services provided to Websense as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of Websense, including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to the Audit Committee (or, where Audit Committee approval would be inappropriate, to another independent body of our board of directors) for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to Websense of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, we rely on information supplied by our executive officers and directors. In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to us, (b) the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the Audit Committee looks at, in light of known circumstances, whether the transaction is in, or is not consistent with, the best interests of Websense and our stockholders, as the Audit Committee determines in the good faith exercise of its discretion.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Websense. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish Websense with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to Websense and written representations that no other reports were required, during the fiscal year ended December 31, 2012, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of May 19, 2013 by: (i) each director and nominee for director, (ii) each of the named executive officers listed in the Summary Compensation Table, (iii) all executive officers and directors of Websense as a group and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Except as otherwise noted, the address of each person listed in the table is c/o Websense, Inc., 10240 Sorrento Valley Road, San Diego, California 92121. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G as filed with the SEC. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. The applicable percentage of ownership for each stockholder is based on 36,664,755 shares of common stock outstanding as of May 19, 2013, together with applicable options for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned that are exercisable on or before July 18, 2013, which is 60 days after May 19, 2013, are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights but are not deemed outstanding for computing the percentage ownership of any other person.

Name and Address	Number of Shares Beneficially Owned	Percent (%)
Named Executive Officers and directors:
John McCormack(1)	508,484	1.37%
Michael A. Newman(2)	240,754	*
Didier Guibal(3)	171,491	*
Russ Dietz(4)	—	*
Christian Waage(5)	1,221	*
Gene Hodges(6)	1,096,781	2.91%
John B. Carrington(7)	260,119	*
Charles M. Boesenberg(8)	105,116	*
Bruce T. Coleman(9)	163,147	*
John F. Schaefer(10)	145,509	*
Mark S. St.Clare(11)	86,509	*
Gary E. Sutton(12)	82,699	*
Peter C. Waller(13)	86,509	*

Name and Address	Number of Shares Beneficially Owned	Percent (%)
5% Stockholders:
BlackRock, Inc.(14)	2,892,065	7.89%
40 East 52nd Street New York, NY 10022
Artisan Partners Limited Partnership(15)	2,751,737	7.51%
875 East Wisconsin Avenue, Suite 800 Milwaukee, WI 53202
PRIMECAP Management Company(16)	2,735,441	7.46%
225 South Lake Ave., #400 Pasadena, CA 91101
Wellington Management Company, LLP(17)	2,308,219	6.30%
280 Congress Street Boston, MA 02210
The Vanguard Group, Inc.(18)	2,295,971	6.26%
100 Vanguard Blvd. Malvern, PA 19355
American Century Investment Management, Inc.(19)	1,880,299	5.13%
4500 Main Street, 9th Floor Kansas City, MO 64111
All of our current executive officers and directors as a group (12 persons)(20)	1,851,558	4.85%

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	Includes 482,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 19, 2013.
(2)	Includes 214,489 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 19, 2013.
(3)	Includes 119,166 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 19, 2013.
(4)	Mr. Dietz was appointed Executive Vice President, Chief Technology Officer of Websense in November 2012.
(5)	Mr. Waage was appointed Vice President, General Counsel and Secretary of Websense in July 2012.
(6)	Includes 1,005,781 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 19, 2013. Mr. Hodges retired from his position as CEO and as a member of our board of directors of Websense, effective January 13, 2013 and subsequently entered into a Retirement and Consulting Agreement, under which he has agreed to provide Websense consulting services beginning January 14, 2013 through February 28, 2014. Mr. Hodges’ unvested stock options and RSUs, including performance based RSUs, will continue to vest during the consulting period.
(7)	Includes 217,110 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 19, 2013.
(8)	Includes 104,279 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 19, 2013, of which 100,000 shares remain unvested and therefore subject to certain rights of repurchase by Websense. Mr. Boesenberg was elected to serve as a director by our board of directors in January 2013.
(9)	Includes 81,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 19, 2013.

(10)	Includes 81,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 19, 2013. Mr. Schaefer maintains a margin securities account at a brokerage firm and the positions held in such margin account, which may from time to time include shares of Websense common stock, are pledged as collateral security for the repayment of loan balances, if any, in the account. As of May 19, 2013, there were 55,190 shares of Websense common stock pledged as security for margin loan balances. Proceeds from any loan made pursuant to the margin account have only been used for the purpose of purchasing additional shares of Websense common stock.
(11)	Includes 76,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 19, 2013.
(12)	Includes 76,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 19, 2013.
(13)	Includes 78,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 19, 2013.
(14)	A report on Schedule 13G/A filed with the SEC on February 8, 2013 indicates that BlackRock, Inc. had sole voting and dispositive power for all 2,892,065 of the shares which are held by the following subsidiaries of BlackRock, Inc.: BlackRock Japan Co. Ltd., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Advisors, LLC, BlackRock Investment Management, LLC, BlackRock Asset Management Ireland Limited, BlackRock International Limited, BlackRock Advisors (UK) Limited and BlackRock Investment Management (UK) Limited. The report indicates that all of the shares beneficially owned by BlackRock, Inc. are owned of record by various persons, and that those persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares.
(15)	A report on Schedule 13G/A filed with the SEC on February 6, 2013 indicates that Artisan Partners Limited Partnership (“Artisan Partners”); Artisan Partners Holdings LP, the sole limited partner of Artisan Partners (“Artisan Holdings”); Artisan Investment Corporation, the general partner of Artisan Holdings (“Artisan Corp.”); Artisan Investments GP LLC, the general partner of Artisan Partners (“Artisan Investments”); ZFIC, Inc., the sole stockholder of Artisan Corp. (“ZFIC”); and Andrew A. Ziegler and Carlene M. Ziegler, the principal stockholders of ZFIC (together with Artisan Partners, Artisan Holdings, Artisan Corp., Artisan Investments and ZFIC, the “Artisan Parties”) are the beneficial owners of 2,751,737 of the shares acquired on behalf of discretionary clients of Artisan Partners who have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares. The report indicates that each of the Artisan Parties had shared dispositive power for all 2,751,737 of the shares and shared power to vote 2,603,437 of the shares.
(16)	A report on Schedule 13G/A filed with the SEC on February 14, 2013 indicates that PRIMECAP Management Company had sole dispositive power for all 2,735,441 of the shares and sole power to vote 2,318,541 of the shares.
(17)	A report on Schedule 13G/A filed with the SEC on February 14, 2013 indicates that Wellington Management Company, LLP (“Wellington Management”), in its capacity as investment advisor, had shared dispositive power for all 2,308,219 of the shares and shared power to vote 1,790,719 of the shares. The report indicates that all of the shares beneficially owned by Wellington Management are owned of record by the clients of Wellington Management, and that those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares.
(18)	A report on Schedule 13G/A filed with the SEC on February 11, 2013 indicates that The Vanguard Group, Inc. had sole dispositive power for 2,246,188 of the shares, shared dispositive power for 49,783 of the shares and sole power to vote 50,983 of the shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 49,783 of the shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 1,200 of the shares as a result of its serving as investment manager of Australian investment offerings.
(19)

A report on Schedule 13G filed with the SEC on February 11, 2013 indicates that Stowers Institute for Medical Research (“SIMR”), American Century Companies, Inc. (“ACC”), which is controlled by SIMR, and American Century Investment Management, Inc., a wholly-owned subsidiary of ACC and an investment adviser, beneficially owned and had sole dispositive power over all 1,880,299 shares and had sole power to vote 1,760,799 shares.
(20)	Includes 1,532,044 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 19, 2013, of which 100,000 shares remain unvested and therefore subject to certain rights of repurchase by Websense.

Opportunity for Stockholder Feedback

The Compensation Committee carefully considers feedback from our stockholders concerning our executive compensation program. The advisory vote on the compensation of our named executive officers gives stockholders an opportunity to express their views on our executive compensation program.

COMPENSATION DISCUSSION AND ANALYSIS

Role of the Compensation Committee

The Compensation Committee oversees the development and administration of our compensation and benefits policies and programs and is charged with, among other things: (1) determining the cash and non-cash compensation of our named executive officers, (2) evaluating the performance of our named executive officers and (3) exercising the authority of our board of directors with respect to the administration of our stock-based and other incentive compensation plans. The Compensation Committee makes all compensation decisions for our named executive officers, and reviews compensation decisions made by our CEO and our other executive officers for our non-executive officers. The Compensation Committee, along with our board of directors, evaluates the performance of the CEO on an annual basis.

Our board of directors or the Compensation Committee must grant all equity awards to Section 16 Officers. For non-executive employees, the Compensation Committee has established guidelines for equity awards to new employees and for promotions based upon salary grades within Websense. Commencing in early 2009, the Compensation Committee decided to grant RSUs primarily instead of stock options to non-executive employees. RSUs are generally granted once per quarter for employees commencing employment or being promoted during the prior three months. It has been the policy of our board of directors that stock option awards are granted on the last business day of the month in which the employee commenced employment or was promoted, or on the same date as the quarterly RSU grants are made, and have an exercise price equal to the closing price of our common stock on the date of grant. Our policy of granting equity awards at pre-set times is designed to reduce disparities in exercise prices caused by stock market fluctuations.

Role of Executive Officers in Compensation Decisions

The CEO and our other executive officers evaluate the performance of the various officers who directly or indirectly report to them. The CEO also evaluates the performance of our other executive officers, and then makes recommendations to the Compensation Committee with respect to annual salary adjustments and annual equity awards. The Compensation Committee can exercise its discretion in modifying any recommended salary adjustments or discretionary cash or equity-based awards to any executive or non-executive officers.

The Special Stock Award Committee of our board of directors currently consists of our CEO, John McCormack, and the Chairman of our board of directors, John B. Carrington. During fiscal 2012, the Special Stock Award Committee consisted of our former CEO, Gene Hodges, and Mr. Carrington. The Special Stock Award Committee has the authority to make discretionary stock option and RSU grants under our 2009 Equity Incentive Plan (the “2009 Equity Plan”) to all eligible individuals other than Section 16 Officers. The Compensation Committee reviews the grants made by the Special Stock Award Committee to ensure that grants are made consistent with the guidelines set by the Compensation Committee.

Role of the Compensation Consultant

The Compensation Committee has in the past retained FW Cook as its independent compensation consultant from time to time. The Compensation Committee again engaged FW Cook as a compensation consultant to assist with 2012 and 2013 executive compensation matters due to FW Cook’s industry expertise, historical knowledge of our compensation practices and independence as further discussed below. The Compensation Committee requested that FW Cook perform an overall assessment of our senior executive compensation program, including analyses of competitive base salaries, annual cash incentives and the annualized fair value of long-term equity compensation (i.e., total direct compensation) for purposes of assisting in the design of the 2012 and 2013 compensation programs. FW Cook also reviewed our aggregate equity compensation practices, financial operating performance and total shareholder return compared to peer companies, and advised on CEO compensation practices in connection with Mr. McCormack’s promotion from President to CEO. FW Cook did not provide any other services to Websense during 2012.

Our management, with the approval of the Compensation Committee, retained the services of Barney & Barney LLC as a compensation consultant to review executive compensation levels for 2012 and to assist management in evaluating and submitting to the Compensation Committee and FW Cook compensation proposals for consideration for fiscal 2013. Our management selected Barney & Barney because the firm specializes in analyzing compensation market data for mid-size companies like Websense and has expertise in compensation practices and data for the Southern California region. In addition to serving as a compensation consultant to our management in fiscal 2012, Barney & Barney and its affiliates were retained by management to provide insurance and risk management services. Any compensation-related information produced by Barney & Barney and submitted by management to the Compensation Committee is evaluated by FW Cook, and the Compensation Committee takes into account that Barney & Barney provides executive compensation-related services to management when it reviews such information.

The Compensation Committee analyzed whether the work of FW Cook and Barney & Barney as compensation consultants has raised any conflict of interest, taking into consideration the following factors: (i) the provision of other services to Websense by each of the compensation consultants; (ii) the amount of fees from Websense paid to each of the compensation consultants as a percentage of the firm’s total revenue; (iii) the policies and procedures of each of the compensation consultants that are designed to prevent conflicts of interest; (iv) any business or personal relationship of either compensation consultant or the individual compensation advisors employed by each firm with an executive officer of Websense; (v) any business or personal relationship of the individual compensation advisors with any member of the Compensation Committee; and (vi) any stock of Websense owned by either compensation consultant or the individual compensation advisors employed by each firm. The Compensation Committee concluded, based on its analysis of the above factors, that the work of FW Cook, Barney & Barney and the individual compensation advisors employed by each firm as compensation consultants to Websense has not created any conflict of interest.

Peer Group and Consultants Used to Assess 2012 Executive Compensation

For fiscal 2012, management engaged Barney & Barney to conduct an overall assessment of our executives’ total direct compensation, which included a review of base salaries, annual incentives, total cash compensation, and the annualized fair value of long-term equity compensation for 2012. As part of its assessment, Barney & Barney compared our programs and the compensation of our executive officers to the programs and compensation levels of comparable officers of peer group companies selected by Barney & Barney. The peer companies consisted of 21 technology companies and were selected after taking into account business scope, market capitalization, headcount and other financial metrics. The peer companies are listed below and include business software and services firms, including certain like-sized security software competitors (the “2012 Peer Group”).

ACI Worldwide	Ariba	Manhattan Associates
JDA Software Group	Sonus Networks	SuccessFactors
ANSYS	Blackbaud	Progress Software
Rovi	NetScout Systems	CommVault Systems
Informatica	Tekelec	RealNetworks
Advent Software	Blackboard	Fortinet
Riverbed	Pegasystems	Blue Coat Systems

Management presented to the Compensation Committee the assessment completed by Barney & Barney to the Compensation Committee along with management’s executive compensation proposal for 2012. The Compensation Committee instructed FW Cook to review the study performed by Barney & Barney, including the selection of the 2012 Peer Group, the 2012 compensation program proposed by management, and to provide an independent evaluation of our executive compensation program. Based on the analysis and recommendation of FW Cook, the Compensation Committee determined that the companies comprising the 2012 Peer Group were appropriately selected.

As described below, the Compensation Committee used the results of this review as well as other data provided by FW Cook to assess base salary, the annual cash incentive plans and the long-term equity-based incentive plans for our executive officers in 2012. The Compensation Committee did not use data from FW Cook or Barney & Barney for benchmarking of any compensation in 2012.

Peer Group and Consultants Used to Assess 2013 Executive Compensation

For fiscal 2013, our management, with the approval of the Compensation Committee, continued to retain the services of Barney & Barney LLC to review executive compensation levels for 2012 and to assist management in evaluating and designing compensation proposals for 2013. As part of the review, Barney & Barney updated the 2012 Peer Group. Changes in the companies comprising the new peer group from the 2012 Peer Group were primarily due to companies either being acquired and/or factors that we used for peer group selection changing materially for us or for a prior peer group company (e.g., significant changes in market capitalization or head count, etc.). This revised peer group consisted of 21 technology companies as listed below (the “2013 Peer Group”).

ACI Worldwide	Manhattan Associates	Tyler Technologies
JDA Software Group	Rovi	DealerTrack
RealPage	Blackbaud	Pegasystems
Active Network	NetScout Systems	Fortinet
LeapFrog	Sonus Networks	Progress Software
Riverbed	CommVault Systems	Informatica
Advent Software	NetSuite	RealNetworks

For fiscal 2013, the Compensation Committee again retained the services of FW Cook to perform an overall assessment of our executive total direct compensation and to independently review the market data, including the 2013 Peer Group, and proposals of Barney & Barney and management. Based on the analysis and recommendation of FW Cook, the Compensation Committee determined that the companies comprising the 2013 Peer Group were appropriately selected.

The Compensation Committee used the findings and recommendations of FW Cook to assess all elements of executive compensation for 2013, but did not use any data for compensation benchmarking purposes.

Elements of Executive Compensation

The compensation program for our CEO and other named executive officers consists principally of base salary, annual cash incentive compensation, long-term compensation in the form of equity awards, and severance/termination protection (“Total Compensation”). The allocation between long-term and currently paid compensation is to ensure adequate base compensation to attract and retain personnel, while providing annual cash incentives to reward annual performance against specific Websense goals and providing long-term compensation to maximize the creation of long-term value for us and our stockholders. The Compensation Committee has not established a formula for allocating Total Compensation among base compensation, annual cash incentive compensation and long-term equity-based compensation. Instead, the Compensation Committee reviews each element of the compensation program, as described in more detail below, and makes annual decisions with respect to each element of compensation. It then reviews the aggregate compensation resulting from those decisions to determine whether the resulting Total Compensation package is consistent with the Compensation Committee’s compensation policies, weighted toward performance-based compensation and competitiveness.

Each element of executive compensation is addressed separately below.

Base Salary

Base salary levels for our CEO and other named executive officers reflect the experience, skills, knowledge and responsibilities required of each officer. The Compensation Committee considers base salary and variable compensation separately, as well as part of Total Compensation. For newly hired officers, the Compensation Committee considers the compensation of the individual at his or her prior employer, the compensation of comparable officers at publicly traded technology companies of comparable size, the compensation of recently hired software officers in corresponding positions in California and competitive hiring factors.

The Compensation Committee reviews each officer’s salary once a year and may adjust each officer’s salary to reflect promotions or changes in level of responsibility, performance-based factors, as well as competitive conditions. The Compensation Committee does not apply specific formulas to determine increases. Generally, salaries for our officers are adjusted effective in March or April of each year.

In establishing the 2012 base salaries, the Compensation Committee took into account a number of factors, including the recommendations of our CEO (except as to his own compensation), the executive’s seniority, position, level of responsibility and contribution to Websense over the prior twelve months, pay levels for similar positions within the 2012 Peer Group, compensation survey data from the Radford Global Technology Compensation Survey, and recommendations of FW Cook. In January 2012, the Compensation Committee made base salary adjustments, effective April 1, 2012, for several of our named executive officers. The Compensation Committee increased the base salaries for Messrs. McCormack, Newman, Guibal and Hodges by three percent to reflect an inflationary and cost-of-living adjustment. Mr. Newman’s base salary was subsequently further increased from $371,300 to $382,600, effective upon his promotion to EVP, CFO on April 18, 2012.

The 2012 base salaries for our named executive officers were as follows:

	Base Salary				Increase Over 2011 Base Salary
Name	2012		2011
John McCormack, CEO	$424,400		$412,000		3%
Michael A. Newman, EVP, CFP	$382,600	(1)	$360,500	(2)	6%
Didier Guibal, EVP, Worldwide Sales	$323,600		$314,200		3%
Russ Dietz, EVP, CTO	$325,000		—		—
Christian Waage, VP, General Counsel and Corporate Secretary	$300,000		—		—
Gene Hodges, former CEO	$590,900		$573,700		3%

(1)	Mr. Newman’s base salary was increased from $371,300 to $382,600, effective April 18, 2012, the date he was promoted to EVP, CFO.
(2)	Mr. Newman’s base salary was increased from $330,600 to $360,500 effective September 7, 2011, the date he began serving as our interim CFO, in addition to fulfilling his other responsibilities.

For 2013, the Compensation Committee increased the base salaries for Messrs. Newman, Guibal and Waage by three percent to reflect an inflationary and cost-of-living adjustment. These salary increases were effective as of April 1, 2013. Mr. McCormack’s base salary for 2013 was increased to $525,000 effective January 13, 2013, the date he was promoted from President to CEO of Websense. Mr. Dietz did not receive an adjustment to his current base salary as he was appointed EVP, CTO of Websense in November 2012.

Annual Cash Incentive Compensation

Our cash incentive plans are intended to provide a direct financial incentive in the form of cash bonuses based on the achievement of specifically defined performance goals. In establishing our annual cash incentive programs, the Compensation Committee has used objectives based on corporate billings and non-GAAP operating income. Under our subscription model, billings is the best indicator of sales activity in the current period, and non-GAAP operating income (which excludes acquisition related expenses, share-based compensation expenses and certain other non-recurring items) is a good measure of our overall financial performance in the current period. Billings represent the amount of subscription contracts, OEM royalties and appliance sales billed to customers during the applicable period. Any excess of billings booked in a period compared with revenue recognized in that same period results in an increase in deferred revenue at the end of the period compared with the beginning of the period. Using billings (net of distributor marketing payments, channel rebates and adjustments to the allowance for doubtful accounts) to measure our financial performance provides a consistent basis for understanding our sales activities each period. Similarly, we believe non-GAAP operating income provides us with a better ability to evaluate the performance of our business in the current period because it excludes certain non-cash expenses and non-recurring items. For example, we believe that the exclusion of share-based compensation from operating income provides a better indication of our operating results because of varying available valuation methodologies, subjective assumptions and the variety of equity award types. A reconciliation of these non-GAAP financial measures is provided in Appendix B to this proxy statement.

In January 2012, the Compensation Committee approved the terms of the 2012 Management Bonus Program applicable to our CEO, our President, and our non-sales executive officers (the “SVPs”). In April 2012, the 2012 Management Bonus Program was amended by the Compensation Committee (as amended, the “2012 Management Bonus Program”), in connection with Mr. Newman’s promotion to EVP, CFO, to indicate that the target bonus amount for a non-sales EVP is 75% of base salary paid in 2012. In July 2012, the Compensation Committee approved the 2012 General Counsel Bonus Program applicable to our VP, General Counsel in connection with the appointment of Mr. Waage. The terms of the 2012 General Counsel Bonus Program are identical to the 2012 Management Bonus Program, except for the target bonus amount applicable to the VP, General Counsel. Accordingly, any reference to the “2012 Management Bonus Program” shall also mean and include the 2012 General Counsel Bonus Program. The Compensation Committee also approved the terms of the 2012 Executive Vice President of Worldwide Sales Bonus Program (the “2012 EVP Sales Bonus Program,” and together with the 2012 Management Bonus Program, the “2012 Bonus Programs”) applicable to our EVP of Worldwide Sales (the “Sales EVP”) in January 2012. Cash awards granted under the 2012 Bonus Programs are granted under our 2009 Equity Plan.

Management Bonus Programs

Under the 2012 Management Bonus Program, our CEO was eligible for a target bonus amount equal to 100% of his base salary paid during 2012, our President and CFO were eligible for target bonus amounts equal to 75% of their respective base salaries paid during 2012, our SVPs were eligible for target bonus amounts equal to

50% of their respective base salaries paid during 2012, and our VP, General Counsel was eligible for a target bonus amount equal to 30% of his base salary paid during 2012 (collectively, the “Management Target Bonuses”). The actual amounts of the Management Target Bonuses earned were based on our achievement of certain performance goals established by the Compensation Committee near the beginning of the fiscal year and communicated in writing to each participant. The performance goals related to (i) annual billings and (ii) annual non-GAAP operating income. Sixty percent of each Management Target Bonus was earned if we met our annual billings goal while the other 40% was earned if we met our annual non-GAAP operating income goal. The two performance goals were measured independently and achievement of over 80% of a performance goal was required for any payment of the portion of a Management Target Bonus that was based on achievement of that goal. The Management Target Bonuses were prorated for goal achievement between 80% — 110% of the annual billings goal or annual non-GAAP operating income goal on a straight line interpolation, and no additional payments were made for any achievement in excess of 110%. At 90% goal achievement, each individual would earn 50% of the target payment for that goal, and at 110% or more, each individual would earn 150% of the target payment for that goal.

Under the 2012 Management Bonus Program, the annual billings objective for 2012 was $393.6 million. The annual non-GAAP operating income objective for 2012 was $77.7 million. We achieved 93.88% of our billings objective and 89.88% of our non-GAAP operating income objective. Accordingly, the billings performance objective was paid at 69.40% of the target while the non-GAAP operating income performance objective was paid at 49.40% of the target for a blended payment of 61.40% of the target bonus amounts for Messrs. McCormack, Newman, Waage and Hodges. Mr. Dietz did not participate in the 2012 Management Bonus Program as he joined Websense in November 2012.

The following table provides the target bonus amounts under the 2012 Management Bonus Program for each named executive officer, along with the respective percentage achievement level and the actual amount paid for 2012.

Name	Target Bonus Payment	% of Target Bonus Payment Achieved	Bonus Amount Paid (1)
John McCormack, CEO(2)	$315,796	61.40%	$193,899
Michael A. Newman, EVP, CFO(3)	$252,686	61.40%	$155,149
Russ Dietz, EVP, CTO(4)	—	—	—
Christian Waage, VP, General Counsel and Corporate Secretary(5)	$41,538	61.40%	$25,505
Gene Hodges, former CEO	$586,272	61.40%	$359,971

(1)	Each bonus amount is calculated using the actual base salary paid to a named executive officer during 2012 as opposed to using the highest base salary rate in effect during 2012.
(2)	Mr. McCormack served as our President during 2012 and his target bonus is calculated based on 75% of base salary paid.
(3)	Mr. Newman was promoted from SVP to EVP in April 2012. This promotion increased his target bonus amount from 50% to 75% of base salary paid in 2012, and his overall bonus was prorated accordingly.
(4)	Mr. Dietz did not participate in the 2012 Management Bonus Program since he joined Websense in November 2012.
(5)	Mr. Waage joined Websense in July 2012 and his bonus amount is calculated based on salary paid from July 2012 through December 2012.

For 2013, the Compensation Committee approved the terms of the 2013 Management Bonus Program which are the same as the terms of the 2012 Management Bonus Program, except that (i) billings and non-GAAP operating income objectives were revised to be consistent with the 2013 operating budget approved by our board of directors in January 2013 and (ii) all non-sales EVPs, including our CTO, will be eligible for target bonus amounts equal to 75% of their respective base salaries paid during 2013. The Compensation Committee generally sets the billings and non-GAAP operating income objectives based on our operating plan and then-current expectation for our public annual guidance so that management has a direct cash incentive to perform to expectations. The Compensation Committee maintained the performance targets and ranges for achievement from those used in the 2012 Management Bonus Program after a thorough review of the achievement of the performance objectives for 2012, and the Compensation Committee determined that the objectives are designed to adequately manage performance risk of the executives and drive stock appreciation and long-term profitable growth through annual billings and expense controls.

EVP Sales Bonus Programs

Under the 2012 EVP Sales Bonus Program, our Sales EVP, Didier Guibal, was eligible for a target bonus amount equal to 100% of his base salary applicable for each fiscal quarter during 2012 (the “Sales EVP Target Bonuses”). The actual amounts of the Sales EVP Target Bonuses earned were based on our achievement of certain performance goals established by the Compensation Committee near the beginning of the fiscal year and communicated in writing to our Sales EVP. The performance goals are related to (i) quarterly billings and (ii) quarterly non-GAAP operating income. Seventy percent of each Sales EVP Target Bonus was earned if we met our applicable quarterly billings goal and 30% of each Sales EVP Target Bonus was earned if we met our applicable quarterly non-GAAP operating income goal. The two performance goals were measured independently and achievement of over 80% of a performance goal was required for any payment of the portion of the Sales EVP Target Bonus that was based on achievement of that goal. The Sales EVP Target Bonuses were prorated for goal achievement between 80% — 110% (and in the case of the billings goal, achievement above 110%) of a quarterly goal on a straight line interpolation. At 90% goal achievement, the Sales EVP would earn 50% of the target payment, and at 110% or more, the Sales EVP would earn 150% of the target payment for that goal, except that an amount in excess of 150% of the target payment for the billings goal would be paid for achievement of the billings goal above 110%. In no event, however, could the aggregate amount of the Sales EVP Target Bonuses in the fiscal year exceed $5,000,000, as provided in the 2009 Equity Plan. No additional payments were made for achievement of the quarterly non-GAAP operating income goals in excess of 110%. The 2012 EVP Sales Bonus Program more closely aligns compensation to billings performance compared to the 2012 Management Bonus Program because our Sales EVP, Mr. Guibal, is primarily responsible for billings performance due to his role as our head of sales. Additionally, the Compensation Committee decided that Mr. Guibal should be eligible to earn bonuses on a quarterly basis rather than on an annual basis because a higher portion of Mr. Guibal’s total cash compensation consists of performance-based compensation than for any of our other named executive officers (except for our CEO) and to incentivize Mr. Guibal to help Websense achieve consistent billings performance throughout the year.

For 2013, the Compensation Committee approved the terms of the 2013 EVP Sales Bonus Program which are the same as the terms of the 2012 EVP Sales Bonus Program, except that billings and non-GAAP operating income objectives were revised to be consistent with the 2013 operating budget approved by our board of directors in January 2013.

Signing Bonus

In connection with Mr. Dietz’s appointment as EVP, CTO of Websense in November 2012, the Compensation Committee approved a signing bonus in the amount of $75,000 to help offset bonuses foregone at his previous employer as a result of joining Websense. The bonus was not paid under the 2012 Management Bonus Program.

Long-Term Incentive Compensation

Our named executive officers receive an annual equity award as a long-term incentive as described further below. In addition to these annual awards, named executive officers may receive equity awards upon their hiring or during the year in recognition of a promotion or other significant achievement. All equity awards granted to our named executive officers are issued under the 2009 Equity Plan or were issued in the past under the predecessor Amended and Restated 2000 Stock Incentive Plan. The 2009 Equity Plan provides for the grant of incentive and nonqualified stock options, RSUs and rights to purchase stock to our employees, directors and consultants. To date, only nonqualified stock options and RSUs have been granted under the 2009 Equity Plan or the predecessor plan.

The Compensation Committee believes that by providing persons who have substantial responsibility for our management and growth with an opportunity to increase their ownership of our stock, the best interests of stockholders and executives will be more closely aligned. The stock awards enable the named executive officers and other employees to participate in the long-term appreciation of our stockholder value, while personally feeling the impact of any business setbacks, whether Websense-specific or industry-based. Furthermore, the award assists with retention of our executive officers because the awards vest over time subject to continued employment.

Named executive officers are typically granted new stock awards during the first half of the year following the completion of annual performance evaluations and in connection with promotions or upon hiring. From 2009 to 2011, the Compensation Committee made equity refresh grants for officers and employees primarily in the form of RSUs in order to reduce the dilutive effect of stock options and respond to competitive market conditions. However, in February 2012, the Compensation Committee also decided to grant nonqualified stock option awards to executive officers in addition to time-based and performance-based RSU (“Performance RSU”) awards to increase the alignment of the total refresh award for each executive officer with the performance of our stock. The mix of stock option awards coupled with time-based and Performance RSUs helps ensure that our executive officers’ interests are aligned with those of our stockholders both in terms of operational performance and the long-term performance of our stock price. Our time-based RSU awards usually have vesting periods of four years and our Performance RSU awards usually have vesting periods of three years. Our stock options usually have seven year terms and have vesting periods of four years.

Annual Refresh Equity Awards

In February 2012, as part of its normal annual review of equity awards, the Compensation Committee made refresh grants of RSU and nonqualified stock option awards to our named executive officers. Each refresh equity award was comprised as follows: 50% nonqualified stock options, 25% time-based RSUs, and 25% Performance RSUs (assuming performance at targeted levels). To achieve the desired balance among the equity awards, the shares underlying each time-based RSU and each Performance RSU were considered to be equivalent to three shares exercisable pursuant to nonqualified stock options, based in part on valuation assessments from FW Cook and in part on the Compensation Committee’s historic granting practices of equity awards. In making these refresh grants, the Compensation Committee considered information by FW Cook, data relating to the number and value of shares awarded by executive position by companies identified in the 2012 Peer Group, the number of shares available for grant under the 2009 Equity Plan, and the performance of our officers. The Compensation Committee utilized this information to assess whether our annual refresh equity awards were generally consistent with awards made by 2012 Peer Group companies. The information provides the Compensation Committee with a general understanding of current compensation practices, however, the Compensation Committee did not use this data to benchmark equity awards made to our named executive officers.

The nonqualified stock options vest over four years, with 25% vesting on the first anniversary of the date of grant and the remainder vesting in equal monthly installments and, once vested, are exercisable for up to seven years from the date of grant. The stock options have an exercise price equal to the closing market price of our common stock on the date of grant.

The Compensation Committee also granted two kinds of RSUs to each named executive officer: time-based RSUs and Performance RSUs. The time-based RSUs accounted for 25% of each named executive officer’s total refresh award and vest over four years, with 25% vesting on the first anniversary of the date of grant and the remainder vesting in equal installments semi-annually thereafter. The Performance RSUs were intended to incentivize our named executive officers to meet our 2012 annual billings goal and the target number of Performance RSUs accounts for 25% of the total annual refresh grant. The maximum number of Performance RSUs may account for more than 25% of the annual refresh grant in the event Websense exceeded its annual billings target. The Compensation Committee used the billings goal because it believes that billings growth has significant impact on both short and long-term stockholder value, and expects billings growth to drive future revenue growth. In addition, because foreign currency exchange rate fluctuations can have a significant positive or negative impact on billings that is independent of the relative success of our sales activities in the year, achievement of the billings goal for purposes of the Performance RSUs was to be determined on a basis that was neutral with respect to foreign currency exchange rates. Determining our billings performance in this manner ensured that our named executive officers were not rewarded by positive fluctuations, nor were disadvantaged by negative fluctuations, in currency exchange rates. The Compensation Committee determined that this component of the performance measurement was appropriate for the Performance RSUs, but not for the 2012 and 2013 Management Bonus Programs, because the 2012 and 2013 Management Bonus Programs have a non-GAAP operating income performance objective, where currency fluctuations effect both expenses and revenues, providing a natural hedge against the impact of currency exchange rate fluctuations on our billings performance.

Achievement of over 80% of the billings goal was required for the vesting of any portion of the Performance RSUs. The Performance RSUs that become eligible for vesting are prorated for goal achievement between 80% — 100% and from 100% — 105% of the billings goal. At 90% achievement of the billings goal, 50% of the target Performance RSUs become eligible for time-based vesting, and at 105% achievement, 150% of the target number of Performance RSUs become eligible for time-based vesting. If the performance requirement is satisfied and the executive officer is continuously employed through the vesting date, 50% of the adjusted Performance RSUs will vest on February 10, 2014 and the remaining 50% will vest on February 10, 2015. If 80% or less of the billings requirement was satisfied, then the Performance RSUs would never vest and would terminate. The billings goal for 2012 was $393.6 million. We achieved 93.63% of our billings objective, as adjusted for foreign currency exchange rate fluctuations. Accordingly, 68.15% of the target Performance RSUs became eligible for time-based vesting for each named executive officer.

In the first quarter of 2013, the Compensation Committee again made refresh grants of RSU and nonqualified stock option awards to our named executive officers. Each refresh equity award continued to be comprised as follows: 50% nonqualified stock options, 25% time-based RSUs, and 25% Performance RSUs (assuming performance at targeted levels). The awards also contained the same vesting terms and performance provisions as the 2012 refresh equity awards. To achieve the desired balance among the equity awards, the shares underlying each time-based RSU and each Performance RSU were considered to be equivalent to three shares exercisable pursuant to nonqualified stock options.

Promotion and New Hire Equity Awards

In connection with Mr. Newman’s promotion from Senior Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary, to EVP, CFO, effective April 18, 2012, the Compensation Committee granted Mr. Newman a nonqualified stock option to purchase up to 50,000 shares of our common stock on April 30, 2012, subject to the standard stock option terms and conditions described above. In addition, Mr. Newman was granted an RSU award for 50,000 shares of our common stock on May 10, 2012. The shares subject to the RSU award will vest over four years, with 25% of the total shares vesting on the first anniversary of the date of grant and the remainder vesting in equal installments semi-annually thereafter.

Upon hiring Mr. Waage as VP, General Counsel and Corporate Secretary, effective July 11, 2012, the Compensation Committee granted Mr. Waage a nonqualified stock option to purchase up to 75,000 shares of our common stock on July 31, 2012, subject to the standard stock option terms and conditions described above.

Upon hiring Mr. Dietz as EVP, CTO, effective November 26, 2012, the Compensation Committee granted Mr. Dietz a nonqualified stock option to purchase up to 225,000 shares of our common stock on November 30, 2012, subject to the standard stock option terms and conditions described above. Mr. Dietz was also granted an RSU award for 10,000 shares of our common stock on February 10, 2013. The shares subject to the RSU award will vest over two years, with 50% of the total shares vesting on the first anniversary of the date of grant and the remaining shares vesting on the second anniversary of the date of grant. These equity awards were granted pursuant to Mr. Dietz’s employment agreement, and Mr. Dietz did not receive any additional 2013 annual equity refresh awards because his employment commenced in November 2012.

In connection with Mr. McCormack’s promotion from President to CEO effective January 13, 2013, the Compensation Committee granted Mr. McCormack a nonqualified stock option to purchase up to 100,000 shares of our common stock on January 31, 2013, subject to the standard stock option terms and conditions described above. In addition, Mr. McCormack was granted an RSU award for 34,000 shares of our common stock on February 10, 2013. The shares subject to the RSU award will vest over four years, with 25% of the total shares vesting on the first anniversary of the date of grant and the remainder vesting in equal installments semi-annually thereafter. These equity awards are in addition to his 2013 annual equity refresh awards.

Fringe Benefits

We provide officers with perquisites and other personal benefits that the Compensation Committee believes are reasonable and consistent with the overall compensation program in order to attract and retain key employees. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to officers.

We pay premiums for group-term life insurance and make matching contributions under our 401(k) plan. In 2011, our board of directors determined that gross-up payments for taxes associated with travel related to our President’s Club (as described in the Summary Compensation Table below) or similar items will no longer be permitted.

Post-Termination Compensation

In connection with certain corporate transactions or a change in control of Websense, our equity awards are subject to accelerated vesting under certain circumstances. We have also entered into an employment agreement with our CEO that provides for severance compensation to be paid if he is terminated under certain conditions, such as a change in control of Websense or a termination without cause, each as is defined in the agreement. The severance compensation payable under this employment agreement is deducted from any benefits payable to our CEO under the Severance Plan described below so that there is no duplication of benefits.

We have an Officer Change in Control Severance Benefit Plan (the “Severance Plan”) with individual participation agreements for officers under the Severance Plan. The Compensation Committee put the Severance Plan in place in order to best align our compensation program with our peer companies by providing an incentive to eligible officers to continue to grow our overall business and support potential strategic transactions. Eligible participants under the Severance Plan are officers of Websense or our affiliates who are notified of their eligibility and executed a Participation Agreement (the “Participants”). The Participants include all of our current executive officers as well as other officers.

Under the Severance Plan, Participants are entitled to receive severance benefits if the Participant’s employment with us is involuntarily terminated without Cause (as defined in the Severance Plan) or the Participant voluntarily resigns with Good Reason, as defined in each individual’s Participation Agreement, during the period beginning two months prior to a specified Change in Control (as defined in the Severance Plan) and ending 18 months following a Change in Control (the “Coverage Period”). Certain Participants, including certain of our current executive officers, are also eligible for severance benefits in the event the Participant is involuntarily terminated without Cause or resigns for Good Reason outside the Coverage Period. The Compensation Committee chose a payment structure which requires termination of employment during a

Coverage Period in order to best align with similar peer plans and to encourage officer motivation in working for a newly controlled company and to increase stockholder value.

Information regarding applicable payments under the Severance Plan and/or an employment agreement for our current executive officers is provided under the heading “Potential Payments Upon Termination or Change in Control” below.

Deduction Limit for Executive Compensation

The Compensation Committee considers the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended, in determining appropriate levels and make-up of executive compensation. Section 162(m) generally disallows a tax deduction for publicly held corporations for individual compensation exceeding $1 million in any tax year for the CEO and the other named executive officers, other than compensation that is performance-based under a plan that is approved by our stockholders and that meets certain other technical requirements. Our 2012 and 2013 Management Bonus Programs and 2012 and 2013 EVP Sales Bonus Programs are established under the 2009 Equity Plan, which is a stockholder-approved plan. The Compensation Committee has determined that it will not necessarily seek to limit executive compensation to only deductible compensation under Section 162(m) because the deductibility of some types of compensation may impose requirements that limit our flexibility in granting or changing executive compensation. Further, deductibility can also depend upon the timing of an executive officer’s vesting or exercise of previously granted rights, and we believe that it is important to consider all factors when developing our compensation packages to attract, retain and reward executives to maximize the return to stockholders, rather than to focus solely on tax deductibility.

COMPENSATION COMMITTEE REPORT*

We, the Compensation Committee of the board of directors of Websense, Inc., have reviewed and discussed the Compensation Discussion and Analysis set forth above with the management of Websense, and, based on such review and discussion, have recommended to our board of directors of Directors the inclusion of the Compensation Discussion and Analysis in this Information Statement.

By the Compensation Committee:

Peter C. Waller

Bruce T. Coleman

John F. Schaefer

*	The material in this report is not “soliciting material,” is furnished to, but not deemed “filed” with, the SEC, and is not deemed to be incorporated by reference into any filing of Websense under the Securities Act or the Exchange Act, other than our Annual Report on Form 10-K.

EXECUTIVE COMPENSATION*

Summary Compensation Table

The following table sets forth the information required by the SEC as to the compensation paid by us for the years ended December 31, 2012, 2011 and 2010 for services rendered in all capacities, by all of our named executive officers.

Name and Principal Position	Year	Salary (1)	Bonus	Stock Awards (2)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
John McCormack(5)	2012	$421,062	—	$695,800	$682,800	$193,899	$11,165	$2,004,726
President and Chief	2011	$408,816	—	$1,054,500	—	$239,979	$1,242	$1,704,537
Executive Officer	2010	$395,673	—	$1,349,532	—	$145,885	$8,344	$1,899,434
Michael A. Newman(6)	2012	$385,454	—	$1,337,888	$694,460	$155,149	$4,384	$2,577,335
Executive Vice President	2011	$337,275	$40,000	$590,520	—	$131,989	$4,215	$1,103,999
And Chief	2010	$318,404	—	$497,196	—	$78,264	$4,215	$898,079
Financial Officer
Didier Guibal(7)	2012	$321,056	—	$347,900	$341,400	$231,193	$14,140	$1,255,689
Executive Vice President,	2011	$311,721	—	$674,880	—	$253,758	$13,075	$1,253,434
Worldwide Sales	2010	$300,673	—	$248,598	—	$169,040	$11,570	$729,881
Russ Dietz(8)	2012	$25,000	$75,000	—	$826,290	—	$62	$926,352
Executive Vice President,
And Chief
Technology Officer
Christian Waage(9)	2012	$138,462	—	—	$323,648	$25,505	$1,499	$489,114
Vice President, General
Counsel and
Corporate Secretary
Gene Hodges(10)	2012	$586,272	—	$913,238	$896,175	$359,971	$20,556	$2,776,212
Former CEO	2011	$569,276	—	$2,109,000	—	$445,561	$7,239	$3,131,076
	2010	$557,000	—	$1,710,591	—	$273,821	$13,932	$2,555,344

(1)	These amounts reflect the base salaries earned by our named executive officers during the fiscal years 2012, 2011 and 2010, as applicable. Generally, salaries for our officers are adjusted effective in March or April of each year. In accordance with SEC rules, the compensation described in this column does not include various health and welfare or other benefits received by our named executive officers that are available generally to all of our regular, full-time employees, as well as certain perquisites and other personal benefits received by our named executive officers that, in the aggregate, were less than $10,000 for any officer. Amounts earned but deferred at the election of our named executive officer pursuant to our 401(k) plan are included in the “Salary” column.
(2)	Amounts calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, “Compensation — Stock Compensation,” except that such amounts exclude the effect of estimated forfeitures related to service-based vesting conditions. See Note 9 of the consolidated financial statements in our Annual Report for the year ended December 31, 2012 regarding assumptions underlying valuation of equity awards. For Performance RSUs, the grant date fair value included in the calculation was based on the probable outcome of the performance conditions, determined at the grant date.

For 2012, the maximum number of shares attainable under Performance RSUs was 150% of the target number of Performance RSUs granted to each named executive officer. Assuming the highest level of achievement of the performance conditions, the maximum fair value of the Performance RSUs for 2012 would have been: Mr. McCormack — $521,850, Mr. Newman — $293,541, Mr. Guibal — $260,925 and Mr. Hodges — $684,928. The actual number of shares awarded and subject to time-based vesting was 68.15% of the target number of Performance RSUs granted.

For 2011, the maximum number of shares attainable under Performance RSUs was 150% of the target number of Performance RSUs granted to each named executive officer. Assuming the highest level of achievement of the performance conditions, the maximum fair value of the Performance RSUs for 2011 would have been: Mr. McCormack — $790,875, Mr. Newman — $442,890, Mr. Guibal — $506,160 and Mr. Hodges — $1,581,750. The actual number of shares awarded and subject to time-based vesting was 82.16% of the target number of Performance RSUs granted.

For 2010, the maximum number of shares attainable under Performance RSUs was also 150% of the target number of Performance RSUs granted to each named executive officer. Assuming the highest level of achievement of the performance conditions, the maximum fair value of the Performance RSUs for 2010 would have been: Mr. McCormack — $1,012,149, Mr. Newman — $372,897, Mr. Guibal — $186,449 and Mr. Hodges — $1,282,943. No shares ultimately became eligible for time-based vesting because the threshold performance-based vesting requirements were not satisfied.

(3)	These amounts reflect the bonuses earned by our named executive officers under our respective bonus plans for 2012, 2011 and 2010.
(4)	All Other Compensation in 2010 may include tax gross-up payments related to travel expenses for some of our named executive officers. Similar tax gross-up payments were not made in 2011 or 2012 to any named executive officer and Websense’s board of directors has determined that such payments shall no longer be permitted.
(5)	Stock Awards in 2012 for Mr. McCormack include RSUs with performance-based vesting requirements that were ultimately not satisfied as only 93.63% of the performance goal was met, and accordingly, 31.85%, or $110,806, of the target number of RSUs did not vest and were terminated as of December 31, 2012. All Other Compensation for 2012 represents Websense-paid premiums of $1,242 for group-term life insurance and travel expenses of $9,923 related to Websense’s President’s Club that rewards and convenes Websense’s top sales personnel from the prior year. Stock Awards in 2011 for Mr. McCormack include RSUs with performance-based vesting requirements that were ultimately not satisfied as only 96.43% of the performance goal was met, and accordingly, 17.84%, or $94,061, of the target number of RSUs did not vest and were terminated as of December 31, 2011. All Other Compensation for 2011 represents Websense-paid premiums of $1,242 for group-term life insurance. Stock Awards in 2010 include $674,766 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs did not vest and were terminated as of December 31, 2010. All Other Compensation in 2010 represents Websense-paid premiums of $1,242 for group-term life insurance, travel of $4,754 related to Websense’s President’s Club, and gross-up payments of $2,348 for his personal taxes related to the President’s Club travel.
(6)	Stock Awards in 2012 for Mr. Newman include RSUs with performance-based vesting requirements that were ultimately not satisfied as only 93.63% of the performance goal was met, and accordingly, 31.85%, or $62,344, of the target number of RSUs did not vest and were terminated as of December 31, 2012. All Other Compensation for 2012 represents 401(k) employer matching contributions of $3,750 and Websense-paid premiums of $634 for group-term life insurance. Bonus in 2011 represents the cash amount awarded by the Compensation Committee in its discretion for Mr. Newman’s service as interim CFO during 2011 in addition to his regular corporate duties as General Counsel and Chief Administrative Officer. Stock Awards in 2011 include RSUs with performance-based vesting requirements that were ultimately not satisfied as only 96.43% of the performance goal was met, and accordingly, 17.84%, or $52,683, of the target number of RSUs did not vest and were terminated as of December 31, 2011. All Other Compensation for 2011 represents 401(k) employer matching contributions of $3,675 and Websense-paid premiums of $540 for group-term life insurance. Stock Awards in 2010 include $248,598 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs did not vest and were terminated as of December 31, 2010. All Other Compensation in 2010 represents 401(k) employer matching contributions of $3,675, and Websense-paid premiums of $540 for group-term life insurance.
(7)	Stock Awards in 2012 for Mr. Guibal include RSUs with performance-based vesting requirements that were ultimately not satisfied as only 93.63% of the performance goal was met, and accordingly, 31.85%, or $55,403, of the target number of RSUs did not vest and were terminated as of December 31, 2012. All Other Compensation for 2012 represents 401(k) employer matching contributions of $1,967, Websense-paid premiums of $1,242 for group-term life insurance and travel of $10,931 related to Websense’s President’s Club that rewards and convenes Websense’s top sales personnel from the prior year. Stock Awards in 2011 for Mr. Guibal include RSUs with performance-based vesting requirements that were ultimately not satisfied as only 96.43% of the performance goal was met, and accordingly, 17.84%, or $60,191, of the target number of RSUs did not vest and were terminated as of December 31, 2011. All Other Compensation for 2011 represents 401(k) employer matching contributions of $1,414, Websense-paid premiums of $810 for group-term life insurance, travel of $10,672 related to Websense’s President’s Club and an award received at a Websense event valued at $179. Stock Awards in 2010 include $124,299 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs did not vest and were terminated as of December 31, 2010. All Other Compensation in 2010 represents 401(k) employer matching contributions of $3,156, Websense-paid premiums of $841 for group-term life insurance, travel of $5,070 related to Websense’s President’s Club, and gross-up payments of $2,503 for his personal taxes related to the President’s Club travel.
(8)	Mr. Dietz joined Websense as EVP, CTO on November 26, 2012. Bonus represents a guaranteed signing bonus of $75,000 per the terms of Mr. Dietz’s employment agreement. All Other Compensation for 2012 represents Websense-paid premiums of $62 for group-term life insurance.

(9)	Mr. Waage joined Websense as VP, General Counsel and Corporate Secretary on July 11, 2012. All Other Compensation for 2012 represents 401(k) employer matching contributions of $1,125 and Websense-paid premiums of $374 for group-term life insurance.
(10)	Mr. Hodges retired as CEO of Websense effective January 13, 2013. Stock Awards in 2012 for Mr. Hodges include RSUs with performance-based vesting requirements that were ultimately not satisfied as only 93.63% of the performance goal was met, and accordingly, 31.85%, or $145,440, of the target number of RSUs did not vest and were terminated as of December 31, 2012. All Other Compensation for 2012 represents 401(k) employer matching contributions of $3,886, Websense-paid premiums of $3,564 for group-term life insurance and travel expenses of $13,106 related to Websense’s President’s Club that rewards and convenes Websense’s top sales personnel from the prior year. Stock Awards in 2011 for Mr. Hodges include RSUs with performance-based vesting requirements that were ultimately not satisfied as only 96.43% of the performance goal was met, and accordingly, 17.84%, or $188,123, of the target number of RSUs did not vest and were terminated as of December 31, 2011. All Other Compensation for 2011 represents 401(k) employer matching contributions of $3,675 and Websense-paid premiums of $3,564 for group-term life insurance. Stock Awards in 2010 include $855,296 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs did not vest and were terminated as of December 31, 2010. All Other Compensation for 2010 represents 401(k) employer matching contributions of $3,675, Websense-paid premiums of $2,322 for group-term life insurance, travel of $5,312 related to Websense’s President’s Club, and gross-up payments of $2,623 for his personal taxes related to the President’s Club travel.

Grants of Plan-Based Awards in 2012 Fiscal Year

The following table sets forth certain information with respect to non-equity incentive plan awards, stock options and RSUs granted during or for the fiscal year ended December 31, 2012 to each of our named executive officers listed in the Summary Compensation Table above.

Grants of Plan-Based Awards in Fiscal 2012

	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)				Estimated Possible Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (6)	All Other Option Awards: Number of Securities Underlying Options (#) (6)	Exercise or Base Price of Option Awards ($/Sh) (7)	Grant Date Fair Value of Stock and Option Awards (8)
Name	Threshold (3)	Target (4)	Maximum (5)	Grant Date	Threshold	Target	Maximum
John McCormack	—	—	—	2/10/12	1,000	20,000	30,000	—	—	—	$347,900
President and Chief	—	—	—	2/10/12	—	—	—	20,000	—	—	$347,900
Executive Officer	—	—	—	2/10/12	—	—	—	—	120,000	$17.405	$682,800
	$6,316	$315,796	$473,694		—	—	—	—	—	—
Michael A. Newman(9)	—	—	—	2/10/12	562	11,250	16,875	—	—	—	$195,694
Executive Vice President	—	—	—	2/10/12	—	—	—	11,250	—	—	$195,694
And Chief Financial	—	—	—	2/10/12	—	—	—	—	67,500	$17.405	$384,075
Officer	—	—	—	4/30/12	—	—	—	—	50,000	$20.740	$310,385
	—	—	—	5/10/12	—	—	—	50,000	—	—	$946,500
	$5,054	$252,686	$379,029		—	—	—	—	—	—	—
Didier Guibal(7)	—	—	—	2/10/12	500	10,000	15,000	—	—	—	$173,950
Executive Vice President,	—	—	—	2/10/12	—	—	—	10,000	—	—	$173,950
Worldwide Sales	—	—	—	2/10/12	—	—	—	—	60,000	$17.405	$341,400
	$1,178	$321,237	$5,000,000		—	—	—	—	—	—
Russ Dietz(10)	—	—	—	11/30/12	—	—	—	—	225,000	$13.960	$826,290
Executive Vice President,	—	—	—		—	—	—	—	—	—	—
And Chief
Technology Officer
Christian Waage(11)	—	—	—	7/31/12	—	—	—	—	75,000	$15.010	$323,648
Vice President, General	$831	$41,538	$62,308		—	—	—	—	—	—	—
Counsel and	—	—	—		—	—	—	—	—	—	—
Corporate Secretary
Gene Hodges(12)	—	—	—	2/10/12	1,312	26,250	39,375	—	—	—	$456,619
Former CEO	—	—	—	2/10/12	—	—	—	26,250	—	—	$456,619
	—	—	—	2/10/12	—	—	—	—	157,500	$17.405	$896,175
	$11,725	$586,272	$879,408		—	—	—	—	—	—	—

(1)	Represents the hypothetical payments possible under our named executive officers’ respective non-equity bonus plans as described in “Annual Cash Incentive Compensation” above. The amounts actually paid to our named executive officers for 2012 are set forth above in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation.”

(2)	All of our named executive officers except for Messrs. Dietz and Waage were granted RSUs with performance-based vesting. Achievement of over 80% of the performance billings goal was required for the vesting of any portion of the RSUs. The Threshold amount is based upon 81% achievement of the billings goal and, under this scenario, 5% of the target amount of RSUs would become eligible for time-based vesting. The Target amount is based upon 100% achievement of the billings goal and, under this scenario, 100% of the target amount of RSUs would become eligible for time-based vesting. The Maximum amount is based upon 105% achievement of the billings goal and, under this scenario, 150% of the target amount of RSUs would become eligible for time-based vesting. The Compensation Committee determined on January 22, 2013 that 93.63% of the performance goal was satisfied, and accordingly, 68.15% of the target number of RSUs became eligible for time-based vesting. All RSUs with performance-based vesting were granted under the 2009 Equity Plan.
(3)	The Threshold payment is based upon 0% achievement of the aggregate billings goal and 81% achievement of the non-GAAP operating income goal. Under this scenario, our named executive officers, except for Messrs. Guibal and Dietz, would earn 2% of their respective target payment. Since 70% of Mr. Guibal’s target bonus is based upon achievement of the quarterly billings objectives and 30% of the target bonus is based upon achievement of the quarterly non-GAAP operating income objectives, assuming 81% achievement of the non-GAAP operating income goal only occurred in one quarter, Mr. Guibal would earn 0.4% of his target payment. Mr. Dietz did not participate in any non-equity bonus plans in 2012 as his employment commenced on November 26, 2012.
(4)	The Target payment is set as a percentage of the named executive officer’s salary as discussed under the heading “Annual Cash Incentive Compensation” above.
(5)	The Maximum payment is based upon our 110% or greater achievement of the aggregate billings and non-GAAP operating income goals, upon which our named executive officers would earn 150% of their respective target payment. However, at 110% or more, our EVP of Worldwide Sales would earn 150% of the target payment for that goal, except that an amount in excess of 150% of the target payment for the billings goal would be paid for achievement of the billings goal above 110%. In no event, however, could the aggregate amount of the target payment in the fiscal year exceed $5,000,000, as provided in the 2009 Equity Plan.
(6)	All awards reflected in this column were granted under the 2009 Equity Plan.
(7)	The exercise price for all option awards was equal to the closing market price of our common stock on the grant date as reported on the NASDAQ Global Select Market.
(8)	Amounts calculated in accordance with FASB ASC Topic 718, “Compensation — Stock Compensation,” except that such amounts exclude the effect of estimated forfeitures related to service-based vesting conditions. See Note 9 of the consolidated financial statements in our Annual Report for the year ended December 31, 2012 regarding assumptions underlying valuation of equity awards. The grant date fair value of RSUs with performance-based vesting is calculated based on 100% of the target number of RSUs granted to each named executive officer.
(9)	In connection with Mr. Newman’s promotion from Senior Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary, to EVP, CFO, effective April 18, 2012, the Compensation Committee granted Mr. Newman a nonqualified stock option to purchase up to 50,000 shares of our common stock on April 30, 2012, subject to the standard stock option terms and conditions. In addition, Mr. Newman was granted an RSU award for 50,000 shares of our common stock on May 10, 2012. The shares subject to the RSU award will vest over four years, with 25% of the total shares vesting on the first anniversary of the date of grant and the remainder vesting in equal installments semi-annually thereafter.
(10)	Mr. Dietz joined Websense as EVP, CTO on November 26, 2012 and did not participate in any non-equity bonus plans in 2012. Per the terms of his employment agreement, Mr. Dietz was granted a nonqualified stock option to purchase up to 225,000 shares of our common stock on November 30, 2012, subject to the standard stock option terms and conditions.
(11)	Mr. Waage joined Websense as VP, General Counsel and Corporate Secretary on July 11, 2012. Per the terms of his employment agreement, Mr. Waage was granted a nonqualified stock option to purchase up to 75,000 shares of our common stock on July 31, 2012, subject to the standard stock option terms and conditions.
(12)	Mr. Hodges retired as CEO of Websense effective January 13, 2013. In connection with his retirement, Mr. Hodges entered into a retirement and consulting agreement under which he will provide consulting services to Websense beginning January 14, 2013 through February 28, 2014. Mr. Hodges’ unvested stock options and RSU awards, including Performance RSUs, will continue to vest during the consulting period in accordance with the 2009 Equity Plan.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table includes certain information with respect to the value of all outstanding equity awards at December 31, 2012 for the named executive officers.

Outstanding Equity Awards at December 31, 2012

	Outstanding Equity Awards at Fiscal Year End (1)
	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
John McCormack	200,000	—		$18.380	7/17/13	86,370	(3)	$1,298,141
President and Chief	40,000	—		$23.930	5/1/14
Executive Officer	50,000	—		$18.740	5/7/15
	137,500	12,500	(4)	$17.830	4/30/16
	—	120,000	(4)	$17.405	2/10/19
Michael A. Newman	30,000	—		$21.770	6/15/13	96,393	(5)	$1,448,787
Executive Vice President	26,000	—		$23.930	5/1/14
And Chief Financial Officer	30,000	—		$19.095	7/30/14
	50,000	—		$20.500	1/31/15
	40,000	—		$18.740	5/7/15
	—	67,500	(4)	$17.405	2/10/19
	—	50,000	(4)	$20.740	4/30/19
Didier Guibal	85,416	14,584	(4)	$14.800	7/31/16	54,824	(6)	$824,005
Executive Vice President,	—	60,000	(4)	$17.405	2/10/19
Worldwide Sales
Russ Dietz	—	225,000	(4)	$13.960	11/30/19	—		—
Executive Vice President,
And Chief Technology Officer
Christian Waage	—	75,000	(4)	$15.010	7/31/19	—		—
Vice President, General
Counsel and Corporate Secretary
Gene Hodges(7)	600,000	—		$32.240	1/9/13	145,225	(8)	$2,182,732
Former CEO	200,000	—		$23.930	5/1/14
	200,000	—		$18.740	5/7/15
	200,000	—		$32.240	1/9/16
	200,000	—		$32.240	1/9/16
	195,833	4,167	(9)	$32.240	1/9/16
	—	157,500	(4)	$17.405	2/10/19

(1)	Information regarding potential acceleration of certain equity awards for the named executive officers is provided under the heading “Potential Payments Upon Termination or Change in Control” below.
(2)	Computed by multiplying (i) the number of vested shares underlying an RSU by (ii) $15.04, the closing market price of our common stock on December 31, 2012, less $0.01 to account for the par value per share of our common stock due upon issuance which is paid by Websense.
(3)

Represents (i) 20,540 RSUs granted on February 10, 2011 that were subject to performance-based vesting requirements which were satisfied, and accordingly, 50% of the RSUs vested on February 10, 2013 and the remaining 50% will vest on February 10, 2014, (ii) 13,630 RSUs granted on February 10, 2012 that were subject to performance-based vesting requirements which were satisfied, and accordingly, 50% of the RSUs will vest on February 10, 2014 and the remaining 50% will vest on February 10, 2015 and (iii) 52,200 RSUs subject to time-based vesting requirements pursuant to which 25% of the shares subject to each award vest on the first anniversary of the date of grant and the remainder vest in equal installments semi-annually thereafter.
(4)	25% of the shares subject to the option vested one year from the date of grant, and the remaining 1/48th of the total shares subject to the option vest monthly thereafter until fully vested.
(5)	Represents (i) 11,502 RSUs granted on February 10, 2011 that were subject to performance-based vesting requirements which were satisfied, and accordingly, 50% of the RSUs vested on February 10, 2013 and the remaining 50% will vest on February 10, 2014, (ii) 7,666 RSUs granted on February 10, 2012 that were subject to performance-based vesting requirements which were satisfied, and accordingly, 50% of the RSUs will vest on February 10, 2014 and the remaining 50% will vest on February 10, 2015 and (iii) 77,225 RSUs subject to time-based vesting requirements pursuant to which 25% of the shares subject to each award vest on the first anniversary of the date of grant and the remainder vest in equal installments semi-annually thereafter.
(6)	Represents (i) 13,146 RSUs granted on February 10, 2011 that were subject to performance-based vesting requirements which were satisfied, and accordingly, 50% of the RSUs vested on February 10, 2013 and the remaining 50% will vest on February 10, 2014, (ii) 6,815 RSUs granted on February 10, 2012 that were subject to performance-based vesting requirements which were satisfied, and accordingly, 50% of the RSUs will vest on February 10, 2014 and the remaining 50% will vest on February 10, 2015 and (iii) 34,863 RSUs subject to time-based vesting requirements pursuant to which 25% of the shares subject to each award vest on the first anniversary of the date of grant and the remainder vest in equal installments semi-annually thereafter.
(7)	Mr. Hodges retired as CEO of Websense effective January 13, 2013. In connection with his retirement, Mr. Hodges entered into a retirement and consulting agreement under which he will provide consulting services to Websense beginning January 14, 2013 through February 28, 2014. Mr. Hodges’ unvested stock options and RSU awards, including Performance RSUs, will continue to vest during the consulting period in accordance with the 2009 Equity Plan.
(8)	Represents (i) 41,080 RSUs granted on February 10, 2011 that were subject to performance-based vesting requirements which were satisfied, and accordingly, 50% of the RSUs vested on February 10, 2013 and the remaining 50% will vest on February 10, 2014, (ii) 17,889 RSUs granted on February 10, 2012 that were subject to performance-based vesting requirements which were satisfied, and accordingly, 50% of the RSUs will vest on February 10, 2014 and the remaining 50% will vest on February 10, 2015 and (iii) 86,256 RSUs subject to time-based vesting requirements pursuant to which 25% of the shares subject to each award vest on the first anniversary of the date of grant and the remainder vest in equal installments semi-annually thereafter.
(9)	25% of the shares subject to the option vested on January 9, 2010, and the remaining 1/48th of the total shares subject to the option vest monthly thereafter until fully vested.

Pension Benefits

We do not provide pension arrangements or post-retirement health coverage for our U.S. officers or employees. Our CEO, officers and other U.S. employees are eligible to participate in our 401(k) contributory defined contribution plan. In any plan year, we will contribute to each participant a matching contribution equal to 25% of the first 6% of the participant’s compensation that has been contributed to the plan. The maximum matching contribution for 2012 was $3,750. Except for Messrs. McCormack and Dietz, all of our named executive officers participated in our 401(k) plan during fiscal 2012 and received matching contributions.

Nonqualified Deferred Compensation

We do not provide any nonqualified defined contribution or other deferred compensation plans to our named executive officers.

Potential Payments Upon Termination or Change in Control

The amount of compensation payable to each named executive officer upon voluntary termination, involuntary not-for-cause termination, termination following a change in control and in the event of disability or death of the executive is shown below. Although Mr. Hodges retired as CEO of Websense effective January 13, 2013, we have provided information below regarding the amount of compensation that would have been payable to him upon voluntary or involuntary not-for-cause termination as of December 31, 2012.

Payments Made Upon Termination

Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts earned during his term of employment. These amounts can include:

•	non-equity incentive compensation earned during the fiscal year;

•	vested amounts contributed to our 401(k) Plan; and

•	unused vacation pay.

Payments Made Upon Death or Disability

In the event of the death or disability of a named executive officer, in addition to the benefits listed under the heading “Payments Made Upon Termination” above, the named executive officer will receive benefits under our disability plan or payments under Websense’s life insurance plan, as appropriate.

Potential Severance Payments Under Employment Arrangements

The amount of compensation payable to each named executive officer upon voluntary or involuntary not-for-cause termination is shown below. The amounts shown assume that such termination was effective as of December 31, 2012, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive’s separation from Websense.

Gene Hodges. In January 2006, we entered into an employment agreement with our former CEO, Gene Hodges, reporting to our board of directors, with employment continuing “at will” until either party gives notice of termination. Pursuant to his employment agreement, if Mr. Hodges’s employment was terminated without cause or if Mr. Hodges terminated his employment with us for good reason, Mr. Hodges would have been entitled to: (i) a separation payment in the form of his annual base salary and annual target bonus in effect as of the date of such termination or resignation paid in twelve (12) equal monthly installments, less standard deductions and withholdings; (ii) continued payment of health insurance premiums paid on his behalf by us until he and his covered dependents obtained alternative health insurance coverage, up to a maximum of twelve (12) months; (iii) acceleration of the vesting of his stock options granted in connection with the employment agreement that are otherwise unvested at the time of such termination or resignation such that he would be vested with respect to the same number of shares as if he had remained continuously employed by us for a period of twelve (12) months following the date of such termination or resignation; and (iv) acceleration of the vesting of 100% of his RSUs granted in connection with the employment agreement. Cause and good reason were defined in Mr. Hodges’s employment agreement.

Had a termination of Mr. Hodges’s employment either without cause or for good reason occurred on December 31, 2012 without a corporate change in control event, Mr. Hodges would have been eligible to receive the payments set forth in the columns under the heading “Upon Termination without Cause or upon Resignation for Good Reason” in the table below.

	Upon Termination without Cause or upon Resignation for Good Reason
Name	Salary	Bonus	Benefits	Equity Awards	Total
Gene Hodges(1)(2)	$590,900	$586,272	$24,442	—	$1,201,614
Chief Executive Officer

(1)	Salary and Bonus are paid in twelve (12) equal monthly installments, less standard deductions and withholdings.
(2)	The RSUs granted in connection with Mr. Hodges’ employment agreement were fully vested as of January 2010. Unvested stock options held by Mr. Hodges which have an exercise price that exceed the closing price of our stock as of December 31, 2012 are excluded from the table.

Mr. Hodges retired from his position as CEO and as a member of our board of directors effective January 13, 2013. We entered into a retirement and consulting agreement with Mr. Hodges, dated as of January 10, 2013, under which Mr. Hodges agreed to provide consulting services to Websense beginning January 14, 2013 through February 28, 2014, unless earlier terminated by us for Cause (as defined in the retirement and consulting agreement). Pursuant to the retirement and consulting agreement, Mr. Hodges is entitled to receive the following benefits: (i) a monthly consulting fee of $5,000 and (ii) expense reimbursement for reasonable and appropriate expenses incurred in connection with performing services under the consulting arrangement. Mr. Hodges’ unvested stock options and RSUs, including Performance RSUs, will continue to vest during the consulting period in accordance with the 2009 Equity Plan.

John McCormack. In connection with Mr. McCormack’s promotion from President to CEO effective January 13, 2013, we entered into an employment agreement with Mr. McCormack, dated as of January 10, 2013, detailing the terms of his employment as CEO. The employment agreement is for at-will employment without a set term and supersedes all prior employment agreements, including the employment agreement dated July 5, 2006 between us and Mr. McCormack. Pursuant to his new employment agreement, if Mr. McCormack’s employment is terminated without cause or if Mr. McCormack terminates his employment with us for good reason, Mr. McCormack is entitled to the severance payable as a Tier 1 participant under the Severance Plan; provided, however, that if such termination occurs outside the Coverage Period, Mr. McCormack will receive: (i) severance pay in the form of his annual base salary and annual target bonus in effect as of the date of such termination or resignation paid in twelve (12) equal monthly installments, less standard deductions and withholdings and (ii) continued payment of the health insurance premium paid on his behalf by us until he and his covered dependents obtain alternative health insurance coverage, up to a maximum of twelve (12) months in lieu of severance that would have otherwise been payable under the Severance Plan.

Mr. McCormack will continue to participate in the Severance Plan and the severance benefits provided under the employment agreement are in lieu of, and not in addition to, the severance benefits provided under the Severance Plan. Had a termination of Mr. McCormack’s employment occurred, either without cause or for good reason, on December 31, 2012 without a corporate change in control event, Mr. McCormack would have been eligible to receive $212,200, consisting of six months of his base salary paid in one lump sum, less standard deductions and withholdings, pursuant to the Severance Plan.

Other Named Executive Officers. Each of our named executive officers is employed “at will.” Under the Severance Plan and pursuant to individual participation agreements entered into by each executive officer thereunder, if we terminate Messrs. Newman’s, Guibal’s or Dietz’s employment other than for cause, the terminated executive officer is entitled to receive, as severance, six months of continuation of his base salary paid in one lump sum, less standard deductions and withholdings.

Had a termination of Messrs. Newman’s, Guibal’s or Dietz’s employment occurred, either without cause or for good reason, on December 31, 2012 without a corporate change in control event, Mr. Newman would have been eligible to receive $191,300, Mr. Guibal would have been eligible to receive $161,800, and Mr. Dietz would have been eligible to receive $162,500. Mr. Waage is not eligible for severance benefits without a corporate change in control event pursuant to the terms of his participation agreement under the Severance Plan.

Potential Severance Payments Related to a Change in Control

The amount of compensation payable to each named executive officer following a change in control and subsequent termination is shown below. The amounts shown assume that such termination was effective as of December 31, 2012, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive’s separation from Websense.

Under the Severance Plan, Participants are entitled to receive severance benefits if the Participant’s employment with Websense is involuntarily terminated without Cause (as defined in the Severance Plan) or the Participant voluntarily resigns with Good Reason, as defined in each individual’s Participation Agreement (“Covered Termination”), during the period beginning two months prior to a specified Change in Control (as defined in the Severance Plan) and ending 18 months following a Change in Control (the “Coverage Period”). Certain Participants are also eligible for severance benefits in the event the Participant is involuntarily terminated without Cause or resigns for Good Reason outside the Coverage Period.

Certain of the Participants are parties to employment agreements or may be entitled to certain statutory protections of the laws of their respective country. These employment agreements or statutory protections will remain in effect without amendment. To the extent the severance benefits in a Participant’s individual employment agreement or statutory protection is greater than those provided under the Severance Plan and Participation Agreement, then the Participant will be entitled to receive, without duplication, the greater severance benefits under the Participant’s employment agreement or statutory protection, as well as any additional benefits provided under the Severance Plan not otherwise available to the Participant. None of our named executive officers have employment agreements which provide severance benefits greater than those provided under the Severance Plan and Participation Agreement under a change in control. In order to receive benefits under the Severance Plan, the Participant must meet certain criteria set forth in the individual’s Participant Agreement, including the execution of a general waiver and release. A Participant’s right to benefits terminates if the Participant violates any material proprietary information, non-disparagement, confidentiality or non-solicitation obligation.

We have provided different severance benefits to three tiers of officers as set forth in individual Participation Agreements. All of our named executive officers with the exception of Mr. Waage have entered into “Tier 1” Participation Agreements (“Tier 1 Participants”). Mr. Waage has entered into a “Tier 2” Participation Agreement (“Tier 2 Participants”). The severance benefits for Tier 1 Participants and Tier 2 Participants under the Severance Plan are set forth below.

Tier 1 Participants. Tier 1 Participants are entitled to the following benefits in the event of a Covered Termination during the Coverage Period: (i) a lump sum payment equal to 24 months of the Tier 1 Participant’s base salary in effect immediately prior to the Covered Termination; (ii) a lump sum additional amount equal to the greatest of (a) the average of the last three annual bonuses paid to the Tier 1 Participant, (b) the last annual bonus paid to the Tier 1 Participant, (c) the average of the last three annual bonuses paid prior to the Change in Control to the Tier 1 Participant, (d) the last annual bonus paid prior to the Change in Control to the Tier 1 Participant, or (e) the last annual target bonus for the Tier 1 Participant; (iii) the full acceleration of vesting on all equity awards and a 12 month extension of the Tier 1 Participant’s option exercise period (but not beyond the original maximum term of the equity awards); and (iv) the payment of COBRA premiums until the earliest of (x) 18 months from employment termination, (y) the expiration of continued coverage under COBRA for the Tier 1 Participant or (z) the date the Tier 1 Participant is eligible for coverage from a subsequent employer. In addition, if the amounts payable to the Tier 1 Participant under the Severance Plan and Participation Agreement or any other arrangement in connection with a Change in Control exceed the safe harbor for parachute payments by 10% or more under federal tax law, the Tier 1 Participant would be entitled to an additional “gross-up” payment for the payment of all of the excise taxes payable on these benefits as well as income and employment taxes imposed on the excise taxes and gross-up payments. If the amounts payable to the Tier 1 Participant are less than 10% in excess of the safe harbor for parachute payments, then the amounts payable to the Tier 1 Participant would be reduced by an amount necessary to qualify the payments for the safe harbor and no gross-up payment would be made. In the event of a Covered Termination outside of the Coverage Period, the Tier 1 Participant will be entitled to a cash severance payment equal to six months of the Tier 1 Participant’s base salary, and none of the other benefits described in this paragraph.

Tier 2 Participants. In the event of a Covered Termination during the Coverage Period, Tier 2 Participants are entitled to a lump sum payment equal to 12 months of the Tier 2 Participant’s base salary in effect immediately prior to the Covered Termination, the full acceleration of vesting on all equity awards, and a 12 month extension of the Tier 2 Participant’s option exercise period (but not beyond the original maximum term of the equity awards). Tier 2 Participants are not entitled to additional gross-up payments related to excise taxes payable on these benefits or severance payments for termination of employment outside of the Coverage Period.

The following illustrates the severance benefits that would be payable under the Severance Plan and individual Participation Agreements to the named executive officers if a Change in Control and Covered Termination were to occur as of December 31, 2012:

Name	Cash Payment (1)	Additional Payment (2)	COBRA (3)	Value of Equity Acceleration (4)	Gross-Up Payment (5)	Total
John McCormack, CEO	$848,800	$315,796	$36,663	$1,298,141	$1,095,712	$3,595,112
Michael Newman, EVP	$765,200	$252,686	$29,923	$1,448,787	$1,159,747	$3,656,343
Didier Guibal, EVP, Worldwide Sales	$647,200	$321,237	—	827,505	—	$1,795,942
Russ Dietz, EVP, CTO	$650,000	—	$36,663	243,000	—	$929,663
Christian Waage, VP, General Counsel and Corporate Secretary	$300,000	—	—	2,250	—	$302,250
Gene Hodges(1)(2)	$1,181,800	$586,272	$36,663	2,182,732	—	$3,987,467

(1)	Represents 24 months of additional salary based on the salary in effect as of December 31, 2012 for Messrs. McCormack, Newman, Guibal, Dietz and Hodges. Represents 12 months of additional salary based on the salary in effect as of December 31, 2012 for Mr. Waage.
(2)	The Additional Payment represents the last annual target bonus for Tier 1 Participants. Mr. Dietz did not participate in the 2012 Management Bonus Program and did not receive an annual bonus as he joined Websense in November 2012.
(3)	Estimated amount of premiums for continued coverage under Websense’s group health plans for eighteen months for Tier 1 Participants. Mr. Guibal declines health plan coverage from Websense.
(4)	The amount listed in the column represents the fair market value of those shares subject to stock options and RSUs with accelerated vesting on December 31, 2012, calculated based on a closing price of $15.04 of Websense’s common stock on December 31, 2012. Unvested stock options which have an exercise price that exceed the closing price as of December 31, 2012 are excluded from the total amounts.
(5)	Assumes the change in control benefits equal the total benefits in the chart based upon the underlying assumptions noted in footnotes (1) through (4) above and that change in control occurred as of December 31, 2012. Only Tier 1 Participants are eligible for gross-up payments related to excise taxes payable on severance benefits.

DIRECTOR COMPENSATION

The Compensation Committee recommends compensation programs for non-employee directors, committee chairpersons, and committee members, consistent with Websense’s Corporate Governance Guidelines and any applicable requirements of the listing standards for independent directors, including consideration of cash and equity components of such compensation. It is the general policy of our board of directors that compensation for its members should be a mix of cash and equity-based compensation. Directors who are also Websense officers or employees receive no additional compensation for serving as directors.

For 2011, the Compensation Committee retained the services of FW Cook to review and provide a report on the existing director compensation program, which included a comparison of director compensation at similarly-situated companies. After reviewing the results of the report, the Compensation Committee and our board of directors determined to not make any changes to director compensation. For 2012, director compensation again remained unchanged as determined by the Compensation Committee and our board of directors. Our non-employee directors each received a $30,000 annual cash retainer in 2012, paid quarterly, and reimbursement for their reasonable expenses incurred in attending meetings of our board of directors and its committees. Board and committee chairs, the Lead Independent Director, and Audit Committee members, received an additional cash retainer as follows:

Additional Annual Retainer
Chairman	$25,000
Audit Committee Chair	$15,000
Compensation Committee Chair	$10,000
Nominating and Corporate Governance Committee Chair	$7,000
Lead Independent Director	$7,500
Audit Committee Member	$5,000

In addition, members of our Board received meeting fees as follows:

Additional Annual Retainer
Participation in a physical Board meeting	$3,000
Participation in a physical committee meeting	$1,000
Participation in any telephonic meeting	$1,000

Each of our non-employee directors receive stock option grants and RSUs pursuant to the terms of our non-discretionary grant program under the 2009 Equity Plan. On the date of each annual meeting of stockholders, each non-employee director receives a nonqualified stock option to purchase 11,000 shares of common stock and an RSU award covering $40,000 of common stock, with the number of shares of common stock underlying the RSU award equal to the quotient of $40,000 divided by the closing price of our common stock on the date of the annual award (the “annual award”). For 2012, each director received an annual award of 2,152 RSUs on May 31, 2012, the date of the annual meeting of stockholders for 2012. The shares subject to both the option and the RSUs shall vest, and any repurchase right, shall lapse, in a series of twelve successive equal monthly installments upon the individual’s completion of each month of service as a Board member measured from the annual award date. Websense’s Board compensation program will remain the same in 2013.

Any non-employee director who is appointed to fill a vacancy on our board of directors on a date other than the date of the annual meeting of stockholders, will receive a non-discretionary initial nonqualified stock option grant, with the number of shares of common stock for the annual award prorated based upon the number of days that have lapsed since the date of the most recent annual meeting of stockholders and the first day of the new director’s service on our board of directors. The non-discretionary initial RSU award will be prorated on the same basis using the number of shares underlying the last annual RSU award made to non-employee directors. The initial option grant and initial RSU award will vest monthly over the period from the calendar month after the date the new director commenced service on our board of directors through the 12-month anniversary of the prior year’s annual meeting of stockholders. The initial option grant and initial RSU award for a new director will be made on the last trading day of the calendar month in which the director commenced service on our board of directors.

The exercise price of each option granted under the non-discretionary grant program is 100% of the fair market value of the common stock subject to the option on the date of grant. RSU awards will be granted pursuant to RSU agreements, and any required tax withholding can be deducted from the vested shares of common stock to be delivered under the RSU agreements. Shares that vest under each RSU award will be distributed to the participant on the earlier of twelve months after the award date or the date of separation of service from our board of directors.

In connection with Mr. Boesenberg’s appointment to our board of directors in January 2013, the Compensation Committee approved a discretionary nonqualified stock option to purchase up to 100,000 shares of our common stock. The shares subject to the nonqualified stock option vest over four years, with 25% vesting on the first anniversary of the date of grant and the remainder vesting in equal monthly installments and, once vested, are exercisable for up to seven years from the date of grant. The shares subject to the stock option have an exercise price equal to the closing market price of our common stock on the date of grant.

The following table provides information for compensation in the fiscal year ended December 31, 2012 for non-employee directors who served in such capacity during fiscal 2012.

Name	Fees Earned or Paid in Cash (1)	Option Awards (2)	Stock Awards (2)	Total
John B. Carrington	$84,000	$61,173	$39,963	$185,136
Bruce T. Coleman	$90,917	$61,173	$39,963	$192,053
John F. Schaefer	$102,750	$61,173	$39,963	$203,886
Mark S. St.Clare	$79,750	$61,173	$39,963	$180,886
Gary E. Sutton	$95,917	$61,173	$39,963	$197,053
Peter C. Waller	$77,167	$61,173	$39,963	$178,303

(1)	Includes all meeting attendance fees and any cash retainer earned or paid in the fiscal year ended December 31, 2012.
(2)	Amounts calculated in accordance with FASB ASC Topic 718, “Compensation — Stock Compensation.” See Note 9 of the consolidated financial statements in our Annual Report for the year ended December 31, 2012 regarding assumptions underlying valuation of equity awards.

REPORT OF THE AUDIT COMMITTEE*

The Audit Committee reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2012 with our management. The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed under generally accepted auditing standards, including matters required to be discussed by the Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard No. 16 — Communications with Audit Committees. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed with the independent registered public accounting firm the accounting firm’s independence. Based on the foregoing, the Audit Committee recommended to our board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

By the Audit Committee,

John F. Schaefer

Charles M. Boesenberg

Bruce T. Coleman

Gary E. Sutton

*	The material in this report is not “soliciting material,” is furnished to, but not deemed “filed” with, the Securities and Exchange Commission, and is not deemed to be incorporated by reference into any filing of Websense under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Principal Accounting Fees and Services

The following table shows aggregate fees billed to us for the fiscal years ended December 31, 2012 and December 31, 2011, by Ernst & Young LLP, our independent registered public accounting firm.

	Fiscal Year
	2012	2011
	(in thousands)
Audit, Audit-Related and Tax Compliance Fees
Audit Fees (for annual audit of the consolidated financial statements and the effectiveness of internal control over financial reporting; reviews of our quarterly reports on Form 10-Q; review of the annual proxy statement; comfort letters and consents for Websense filings on Form S-8; and statutory and group audits required internationally)(1)(2)	$1,087	$1,164
Audit-Related Fees (for consultation regarding financial accounting and reporting standards)(3)	1	2
Tax Fees (for U.S. and international income tax compliance)(3)	241	806
All Other Fees
Tax Consulting (international distribution restructuring and other consulting)(3)	19	359

Total Fees	$1,348	$2,331

(1)	Includes fees and out-of-pocket expenses, whether or not yet billed.
(2)	Amounts reported for 2011 have been adjusted for invoices received after the filing date of our 2012 Proxy Statement for services rendered in 2011.
(3)	Includes amounts billed and related out-of-pocket expenses for services rendered during the year.

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Ernst & Young LLP. The Audit Committee generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee’s approval of the scope of the engagement of the independent registered public accounting firm or on an individual explicit case-by-case basis before the independent registered public accounting firm is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee’s members, but the decision must be reported to the full Audit Committee at its next scheduled meeting. All fees described in the table above were pre-approved by the Audit Committee.

The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the independence of the registered public accounting firm.

Annex II

May 19, 2013

The Board of Directors

Websense, Inc.

10240 Sorrento Valley Rd.

San Diego, CA 92121

Members of the Board of Directors:

We understand that Websense, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger, dated as of May 19, 2013 (the “Agreement”), by and among the Company, Tomahawk Acquisition, LLC (“Parent”), an affiliate of Vista Equity Partners, LLC (“Vista”), and Tomahawk Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”) at a purchase price of $24.75 per share in cash (the “Consideration” and, such offer, the “Tender Offer”) and, following the consummation of the Tender Offer, or if the Tender Offer is not consummated under circumstances specified in the Agreement, Merger Sub will merge with and into the Company and each outstanding share of Company Common Stock (other than (a) shares held by the Company or any wholly owned subsidiary of the Company (or held in the Company’s treasury), (b) shares held by Parent, Merger Sub or any other wholly owned subsidiary of Parent and (c) Dissenting Shares (as defined in the Agreement) (the holders of such shares described in the preceding clauses (a) through (c), the “Excluded Holders”)) will be converted into the right to receive the Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Excluded Holders) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(a)	reviewed certain publicly available business and financial information relating to the Company;

(b)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with us by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company and sensitivities related thereto prepared by or at the direction of, and approved by, the management of the Company (the “Company Forecasts”);

(c)	reviewed certain publicly available financial forecasts relating to the Company as extrapolated at the direction of, and approved by, the management of the Company (the “Extrapolated Street Forecasts”);

The Board of Directors Websense, Inc. Page 2 Merrill Lynch, Pierce, Fenner & Smith Incorporated

(d)	discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(e)	reviewed the trading history for Company Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(f)	compared certain financial and stock market information of the Company with similar information of other companies we deemed relevant;

(g)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(h)	considered the results of our efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest and definitive proposals from third parties with respect to a possible acquisition of the Company;

(i)	reviewed the Agreement; and

(j)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company Forecasts, we have been advised by the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. With respect to the Extrapolated Street Forecasts, we have been advised by the Company, and have assumed, with the consent of the Company, that they are a reasonable basis upon which to evaluate the future financial performance of the Company. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we made any physical inspection of the properties or assets of the Company. We have not evaluated the solvency or fair value of the Company, Parent or any of their respective affiliates under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of the Company, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on the Company or the Transaction (including the contemplated benefits thereof).

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction, or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Transaction or otherwise. Our opinion is limited to the fairness, from a

The Board of Directors Websense, Inc. Page 3 Merrill Lynch, Pierce, Fenner & Smith Incorporated

financial point of view, of the Consideration to be received by holders of Company Common Stock (other than the Excluded Holders) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transaction. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Parent and/or certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (a) having acted or acting as administrative agent, book manager and joint lead arranger for, and/or as a lender under, certain term loans, letters of credit and credit facilities and other credit arrangements of the Company and certain of its affiliates, (b) having provided or providing certain derivatives, foreign exchange and other trading services to the Company and certain of its affiliates, and (c) having provided or providing certain treasury management products and services to the Company and certain of its affiliates. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with the Company and/or certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent and/or certain of its affiliates, including Vista and certain of its affiliates and portfolio companies, and have received or in the future may receive compensation for the rendering of these services, including (a) having acted or acting as administrative agent, joint bookrunner and joint lead arranger for, and/or as a lender under, certain term loans,

The Board of Directors Websense, Inc. Page 4 Merrill Lynch, Pierce, Fenner & Smith Incorporated

letters of credit and credit and leasing facilities and other credit arrangements of certain of Parent’s affiliates, including Vista and certain of its affiliates and portfolio companies (including acquisition financing), (b) having provided or providing certain derivatives, foreign exchange and other trading services to certain of Parent’s affiliates, including Vista and certain of its affiliates and portfolio companies, and (c) having provided or providing certain treasury management products and services to certain of Parent’s affiliates, including Vista and certain of its affiliates and portfolio companies. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with Parent and/or certain of its affiliates, including Vista and/or certain of its affiliates and portfolio companies.

It is understood that this letter is for the benefit and use of the Board of Directors of the Company (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Company Common Stock (other than the Excluded Holders) is fair, from a financial point of view, to such holders.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

    INCORPORATED

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF

APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior

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to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial

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upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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